Key metrics
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Credit Suisse (CHF million)
Net revenues	5,326	5,581	4,888	(5)	9	16,294	16,119	1
Provision for credit losses	72	25	65	188	11	178	186	(4)
Total operating expenses	4,112	4,254	4,152	(3)	(1)	12,610	13,156	(4)
Income before taxes	1,142	1,302	671	(12)	70	3,506	2,777	26
Net income attributable to shareholders	881	937	424	(6)	108	2,567	1,765	45
Cost/income ratio (%)	77.2	76.2	84.9	–	–	77.4	81.6	–
Effective tax rate (%)	22.4	28.0	38.9	–	–	26.6	36.8	–
Basic earnings per share (CHF)	0.35	0.37	0.17	(5)	106	1.01	0.68	49
Diluted earnings per share (CHF)	0.34	0.36	0.16	(6)	113	0.99	0.67	48
Return on equity (%)	8.0	8.5	4.0	–	–	7.8	5.6	–
Return on tangible equity (%)	9.0	9.7	4.5	–	–	8.8	6.3	–
Assets under management and net new assets (CHF billion)
Assets under management	1,482.2	1,459.9	1,404.7	1.5	5.5	1,482.2	1,404.7	5.5
Net new assets	12.8	23.2	15.7	(44.8)	(18.5)	71.8	56.0	28.2
Balance sheet statistics (CHF million)
Total assets	795,920	784,216	768,544	1	4	795,920	768,544	4
Net loans	298,470	293,797	284,511	2	5	298,470	284,511	5
Total shareholders' equity	45,150	43,673	42,734	3	6	45,150	42,734	6
Tangible shareholders' equity	40,171	38,726	37,784	4	6	40,171	37,784	6
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.4	12.5	12.9	–	–	12.4	12.9	–
CET1 leverage ratio	4.1	4.1	4.0	–	–	4.1	4.0	–
Look-through tier 1 leverage ratio	5.5	5.3	5.1	–	–	5.5	5.1	–
Share information
Shares outstanding (million)	2,473.8	2,507.8	2,552.4	(1)	(3)	2,473.8	2,552.4	(3)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0	2,556.0	2,556.0	0
of which treasury shares	(82.2)	(48.2)	(3.6)	71	–	(82.2)	(3.6)	–
Book value per share (CHF)	18.25	17.42	16.74	5	9	18.25	16.74	9
Tangible book value per share (CHF)	16.24	15.44	14.80	5	10	16.24	14.80	10
Market capitalization (CHF million)	31,273	29,918	37,701	5	(17)	31,273	37,701	(17)
Number of employees (full-time equivalents)
Number of employees	47,440	46,360	45,560	2	4	47,440	45,560	4
See relevant tables for additional information on these metrics.

Financial Report 3Q19

Financial Report 3Q19
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 47,440 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income sales and trading businesses, which support our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management

Operating environment
Global economic growth remained weak in 3Q19. Global equity markets ended the quarter slightly higher. Major government bond yields remained low and the US dollar strengthened against most major currencies.
Economic environment
Global growth was weak in 3Q19 and manufacturing activity remained subdued. Trade tensions escalated further as the US announced plans to increase the level and range of tariffs on imports from China. In the US, manufacturing activity was still subdued, but the labor market and consumer spending remained robust. In China, trade data and business surveys showed little sign of an improvement in growth. In Europe, a range of business surveys were close to cycle lows as trade tensions and the uncertainty regarding the expected withdrawal of the UK from the European Union weighed on confidence.
The US Federal Reserve (Fed) cut interest rates by 25 basis points at both the July and September meetings. The European Central Bank (ECB) cut the deposit rate by 10 basis points and will restart asset purchases in November. The Swiss National Bank (SNB), the Bank of Japan and the Bank of England kept policy rates unchanged. A number of central banks in emerging economies cut interest rates.
Global equity prices ended 3Q19 0.7% higher compared to 2Q19. Developed market stock indices outperformed emerging markets, which decreased 1.9% mainly due to lower prices in Chinese equities (refer to the charts under "Equity markets"). Utilities, real estate and consumer staples were the strongest sectors. In contrast, energy and materials underperformed. The Chicago Board Options Exchange Market Volatility Index (VIX) increased compared to 2Q19 (refer to the charts under "Equity markets"). The Credit Suisse Hedge Fund Index increased 0.3% in 3Q19.
In fixed income, bonds continued to deliver positive returns against a backdrop of persistent global growth concerns, trade tariff tensions and expectations of additional interest rate cuts by the Fed in the next twelve months. In US dollar rates, US treasury 10-year yields normalized from a historically low level below 1.5%, while the spread between the 3-month and 10-year US treasury yields remained inverted. In euro and Swiss franc rates, the yield curves remained mostly negative. In credit, spreads remained tight throughout 3Q19. Both global developed and emerging market corporate bonds showed strong returns in 3Q19, outperforming the global high yield segment. Emerging market hard-currency and local-currency sovereign bond performance were resilient (refer to the charts under “Yield curves” and “Credit spreads” for further information).

The US dollar strengthened against most major currencies in 3Q19. The Swiss franc and the Japanese yen remained fairly stable after a sentiment-led rally in August caused in part by the trade tensions between the US and China. The euro weakened due to continued economic deterioration in the eurozone despite the mitigation of political risks in Italy. In the UK, the uncertainties regarding the expected withdrawal of the UK from the EU continued to have a negative impact on the British pound. Emerging market currencies generally declined against the US dollar and in particular the Argentine peso declined significantly following the primary elections in August.
The Credit Suisse Commodity Benchmark decreased 3.3% in 3Q19. Falling real interest rates contributed to precious metals outperforming the benchmark. The base metals index also posted a positive return despite a challenging economic environment, driven by a surge in nickel prices, which followed the announcement of export policy changes in Indonesia. The energy market was weaker over 3Q19, with supply disruptions in the Middle East contributing to elevated volatility. Agricultural prices declined as a result of favorable summer weather.

Market volumes (growth in %)
	Global			Europe
end of 3Q19	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	(5)	1		(7)	(5)
Announced mergers and acquisitions [2]	(25)	(3)		16	28
Completed mergers and acquisitions [2]	12	7		15	1
Equity underwriting [2]	(17)	4		(53)	(36)
Debt underwriting [2]	(3)	17		(1)	4
Syndicated lending – investment grade [2]	(27)	(7)	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 9M19 versus 9M18.
Sector environment
Global bank stocks ended 3Q19 1.3% higher compared to 2Q19, outperforming global stocks by 0.6%. European bank stocks ended the quarter 1.7% lower, underperforming North American banks.
In private banking, the industry has experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment. Financial markets ended 3Q19 mostly positive, despite challenges, including changes to monetary policy by central banks responding to a weaker economic outlook and worry over the threat from greater protectionism among the largest trade partners. In addition, the private banking sector continued to face pressure as it adapts to structural and regulatory changes while pursuing new opportunities and efficiencies arising from digital technology.
In investment banking, equity trading volumes decreased globally and in Europe compared to 2Q19. Compared to 3Q18, equity trading volumes increased globally but decreased in Europe. Announced mergers and acquisitions (M&A) decreased globally compared to 2Q19 and 3Q18. In Europe, announced M&A increased compared to 2Q19 and 3Q18. Completed M&A increased globally and in Europe compared to both 2Q19 and 3Q18. Equity underwriting volumes decreased globally and in Europe compared to 2Q19. Compared to 3Q18, equity underwriting volumes increased globally, but decreased in Europe. Global and European debt underwriting volumes were lower compared to 2Q19, but higher compared to 3Q18. Investment grade syndicated lending decreased compared to 2Q19. The first nine months of 2019 also showed lower investment grade syndicated lending compared to the same period in 2018. Total US fixed income trading volumes were higher compared to 2Q19 and 3Q18, mainly driven by an increase in mortgage-backed volumes and treasury volumes.

Credit Suisse
In 3Q19, we recorded net income attributable to shareholders of CHF 881 million. Return on equity and return on tangible equity were 8.0% and 9.0%, respectively. As of the end of 3Q19, our CET1 ratio was 12.4%.
Results
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net interest income	1,782	2,001	1,419	(11)	26	5,315	4,597	16
Commissions and fees	2,754	2,927	2,821	(6)	(2)	8,293	9,026	(8)
Trading revenues [1]	149	182	383	(18)	(61)	1,171	1,489	(21)
Other revenues	641	471	265	36	142	1,515	1,007	50
Net revenues	5,326	5,581	4,888	(5)	9	16,294	16,119	1
Provision for credit losses	72	25	65	188	11	178	186	(4)
Compensation and benefits	2,383	2,545	2,394	(6)	0	7,446	7,479	0
General and administrative expenses	1,404	1,395	1,301	1	8	4,212	4,229	0
Commission expenses	325	314	286	4	14	952	958	(1)
Restructuring expenses	–	–	171	–	–	–	490	–
Total other operating expenses	1,729	1,709	1,758	1	(2)	5,164	5,677	(9)
Total operating expenses	4,112	4,254	4,152	(3)	(1)	12,610	13,156	(4)
Income before taxes	1,142	1,302	671	(12)	70	3,506	2,777	26
Income tax expense	256	365	261	(30)	(2)	934	1,021	(9)
Net income	886	937	410	(5)	116	2,572	1,756	46
Net income/(loss) attributable to noncontrolling interests	5	0	(14)	–	–	5	(9)	–
Net income attributable to shareholders	881	937	424	(6)	108	2,567	1,765	45
Statement of operations metrics (%)
Return on regulatory capital	10.0	11.6	6.0	–	–	10.4	8.1	–
Cost/income ratio	77.2	76.2	84.9	–	–	77.4	81.6	–
Effective tax rate	22.4	28.0	38.9	–	–	26.6	36.8	–
Earnings per share (CHF)
Basic earnings per share	0.35	0.37	0.17	(5)	106	1.01	0.68	49
Diluted earnings per share	0.34	0.36	0.16	(6)	113	0.99	0.67	48
Return on equity (%, annualized)
Return on equity	8.0	8.5	4.0	–	–	7.8	5.6	–
Return on tangible equity [2]	9.0	9.7	4.5	–	–	8.8	6.3	–
Book value per share (CHF)
Book value per share	18.25	17.42	16.74	5	9	18.25	16.74	9
Tangible book value per share [2]	16.24	15.44	14.80	5	10	16.24	14.80	10
Balance sheet statistics (CHF million)
Total assets	795,920	784,216	768,544	1	4	795,920	768,544	4
Risk-weighted assets	302,121	290,798	276,607	4	9	302,121	276,607	9
Leverage exposure	921,411	897,916	884,952	3	4	921,411	884,952	4
Number of employees (full-time equivalents)
Number of employees	47,440	46,360	45,560	2	4	47,440	45,560	4
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other tangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
3Q19 results
In 3Q19, Credit Suisse reported net income attributable to shareholders of CHF 881 million compared to CHF 424 million in 3Q18 and CHF 937 million in 2Q19. In 3Q19, Credit Suisse reported income before taxes of CHF 1,142 million, compared to CHF 671 million in 3Q18 and CHF 1,302 million in 2Q19.
Results details
Net revenues
In 3Q19, we reported net revenues of CHF 5,326 million, which increased 9% compared to 3Q18, primarily reflecting higher net revenues in Global Markets and International Wealth Management, partially offset by lower net revenues in Investment Banking & Capital Markets. The increase in Global Markets was driven by strong trading activity, particularly in fixed income, reflecting continued investor demand for yield products, and reduced funding costs. The increase in International Wealth Management mainly reflected a gain related to the transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform to Allfunds Group in Private Banking (as described below) and higher transaction- and performance-based revenues. The decrease in Investment Banking & Capital Markets was across its advisory and underwriting businesses in a quarter characterized by volatility and macroeconomic uncertainty.
3Q19 included negative net revenues of CHF 278 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 2Q19, net revenues decreased 5%, primarily reflecting lower net revenues in Global Markets and Swiss Universal Bank, partially offset by higher net revenues in International Wealth Management. The decrease in Global Markets reflected a seasonal slowdown in trading client activity and lower revenues in underwriting. The decrease in Swiss Universal Bank mainly reflected lower transaction-based revenues. The increase in International Wealth Management was primarily driven by the gain related to the transfer of the InvestLab fund platform, partially offset by lower transaction- and performance-based revenues.
Provision for credit losses
In 3Q19, provision for credit losses was CHF 72 million, primarily related to net provisions of CHF 28 million in Swiss Universal Bank, CHF 19 million in Asia Pacific, CHF 14 million in International Wealth Management and CHF 11 million in Investment Banking & Capital Markets.
Total operating expenses
In 2018, we completed our Group-wide three-year restructuring plan. During its term, operating expenses relating to the restructuring plan were disclosed separately, in line with the disclosure requirements for such a program.
Compared to 3Q18, total operating expenses of CHF 4,112 million were stable, primarily reflecting an 8% increase in general and administrative expenses, primarily related to IT, machinery and equipment, provisions and losses and occupancy expenses and a 14% increase in commission expenses, offset by restructuring expenses incurred in 3Q18.
Compared to 2Q19, total operating expenses decreased 3%, primarily reflecting a 6% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
3Q19 (CHF million)
Net revenues	1,417	1,461	886	1,415	425	(278)		–		5,326
Provision for credit losses	28	14	19	8	11	(8)		–		72
Compensation and benefits	477	597	362	577	303	67		–		2,383
Total other operating expenses	305	311	258	561	126	168		–		1,729
of which general and administrative expenses	245	255	201	429	121	153		–		1,404
Total operating expenses	782	908	620	1,138	429	235		–		4,112
Income/(loss) before taxes	607	539	247	269	(15)	(505)		–		1,142
Return on regulatory capital (%)	18.5	34.3	17.2	8.3	(1.7)	–		–		10.0
Cost/income ratio (%)	55.2	62.1	70.0	80.4	100.9	–		–		77.2
Total assets	232,130	96,003	108,923	214,708	19,177	124,979		–		795,920
Goodwill	615	1,527	1,508	467	643	0		–		4,760
Risk-weighted assets	78,789	44,512	38,757	60,757	26,022	53,284		–		302,121
Leverage exposure	263,544	103,010	117,157	260,216	44,967	132,517		–		921,411
2Q19 (CHF million)
Net revenues	1,476	1,369	913	1,553	454	(184)		–		5,581
Provision for credit losses	10	9	(1)	2	1	4		–		25
Compensation and benefits	492	583	410	638	319	103		–		2,545
Total other operating expenses	320	333	267	556	128	105		–		1,709
of which general and administrative expenses	270	279	207	426	124	89		–		1,395
Total operating expenses	812	916	677	1,194	447	208		–		4,254
Income/(loss) before taxes	654	444	237	357	6	(396)		–		1,302
Return on regulatory capital (%)	20.1	28.9	17.0	11.0	0.8	–		–		11.6
Cost/income ratio (%)	55.0	66.9	74.2	76.9	98.5	–		–		76.2
Total assets	229,705	94,591	106,592	217,930	17,667	117,731		–		784,216
Goodwill	612	1,530	1,496	460	633	0		–		4,731
Risk-weighted assets	76,973	43,505	37,009	58,146	26,112	49,053		–		290,798
Leverage exposure	261,165	101,263	112,060	254,198	42,846	126,384		–		897,916
3Q18 (CHF million)
Net revenues	1,341	1,265	811	1,043	530	52		(154)		4,888
Provision for credit losses	31	15	10	3	3	0		3		65
Compensation and benefits	463	544	372	566	325	63		61		2,394
Total other operating expenses	336	328	253	570	132	50		89		1,758
of which general and administrative expenses	258	242	188	397	112	46		58		1,301
of which restructuring expenses	25	28	9	64	17	0		28		171
Total operating expenses	799	872	625	1,136	457	113		150		4,152
Income/(loss) before taxes	511	378	176	(96)	70	(61)		(307)		671
Return on regulatory capital (%)	16.2	27.1	12.5	(3.0)	8.9	–		–		6.0
Cost/income ratio (%)	59.6	68.9	77.1	108.9	86.2	–		–		84.9
Total assets	220,263	90,426	100,056	215,246	16,116	103,379		23,058		768,544
Goodwill	609	1,540	1,495	459	633	0		0		4,736
Risk-weighted assets	74,422	39,389	34,001	57,338	22,448	29,712		19,297		276,607
Leverage exposure	252,395	97,262	107,513	249,240	41,089	104,593		32,860		884,952
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
9M19 (CHF million)
Net revenues	4,272	4,247	2,653	4,440	1,235	(553)		–		16,294
Provision for credit losses	67	33	35	21	20	2		–		178
Compensation and benefits	1,444	1,758	1,160	1,851	933	300		–		7,446
Total other operating expenses	950	950	791	1,660	384	429		–		5,164
of which general and administrative expenses	785	786	617	1,270	372	382		–		4,212
Total operating expenses	2,394	2,708	1,951	3,511	1,317	729		–		12,610
Income/(loss) before taxes	1,811	1,506	667	908	(102)	(1,284)		–		3,506
Return on regulatory capital (%)	18.6	32.9	15.9	9.5	(3.7)	–		–		10.4
Cost/income ratio (%)	56.0	63.8	73.5	79.1	106.6	–		–		77.4
9M18 (CHF million)
Net revenues	4,191	4,012	2,716	4,015	1,702	16		(533)		16,119
Provision for credit losses	100	19	27	19	19	0		2		186
Compensation and benefits	1,435	1,696	1,173	1,778	1,008	192		197		7,479
Total other operating expenses	1,029	1,002	889	1,871	436	98		352		5,677
of which general and administrative expenses	775	749	674	1,334	353	53		291		4,229
of which restructuring expenses	80	82	35	162	78	1		52		490
Total operating expenses	2,464	2,698	2,062	3,649	1,444	290		549		13,156
Income/(loss) before taxes	1,627	1,295	627	347	239	(274)		(1,084)		2,777
Return on regulatory capital (%)	17.2	31.4	15.0	3.5	10.4	–		–		8.1
Cost/income ratio (%)	58.8	67.2	75.9	90.9	84.8	–		–		81.6
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Income tax expense
In 3Q19, income tax expense of CHF 256 million mainly reflected the impact of the continuous reassessment of the estimated annual effective tax rate, which was impacted by the geographical mix of results and non-deductible funding costs. Additionally, 3Q19 was positively impacted by the transfer of the InvestLab fund platform to Allfunds Group and agreements reached with tax authorities. The Credit Suisse effective tax rate was 22.4% in 3Q19 compared to 28.0% in 2Q19. Overall, net deferred tax assets decreased CHF 175 million to CHF 3,968 million during 3Q19, mainly driven by earnings and pension liabilities, partially offset by foreign exchange impacts and own credit movements. Deferred tax assets on net operating losses decreased CHF 273 million to CHF 1,405 million during 3Q19.
The US tax reform enacted on December 22, 2017 introduced the US base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. On the basis of the current analysis of the BEAT tax regime, following the draft regulations issued by the US Department of Treasury on December 13, 2018, Credit Suisse considers it as more likely than not that the Group will be subject to this regime in 2019, with an expected impact on the group tax rate similar to 2018. The finalization of the US BEAT regulations is expected to occur before the end of 2019, at which point the above BEAT positions for the tax years 2018 and 2019 will need to be re-assessed.
Prospectively, additional tax regulations of the US tax reform may also impact Credit Suisse.
Regulatory capital
As of the end of 3Q19, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.4% and our risk-weighted assets were CHF 302.1 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information on regulatory capital.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group completed its three-year restructuring plan outlined in 2015 at the end of 2018. Any subsequent expenses incurred such as severance payments or charges in relation to the termination of real estate contracts are recorded as ordinary compensation or other expenses in our reported results and are no longer excluded from adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
3Q19 (CHF million)
Net revenues	1,417	1,461	886	1,415	425	(278)		–		5,326
Provision for credit losses	28	14	19	8	11	(8)		–		72
Total operating expenses	782	908	620	1,138	429	235		–		4,112
Major litigation provisions	0	0	0	0	0	(28)		–		(28)
Total operating expenses adjusted	782	908	620	1,138	429	207		–		4,084
Income/(loss) before taxes	607	539	247	269	(15)	(505)		–		1,142
Total adjustments	0	0	0	0	0	28		–		28
Adjusted income/(loss) before taxes	607	539	247	269	(15)	(477)		–		1,170
Adjusted return on regulatory capital (%)	18.5	34.3	17.2	8.3	(1.6)	–		–		10.3
2Q19 (CHF million)
Net revenues	1,476	1,369	913	1,553	454	(184)	–	5,581
Real estate gains	(87)	(13)	0	0	0	25	–	(75)
Net revenues adjusted	1,389	1,356	913	1,553	454	(159)	–	5,506
Provision for credit losses	10	9	(1)	2	1	4	–	25
Total operating expenses	812	916	677	1,194	447	208	–	4,254
Major litigation provisions	(3)	0	0	0	0	(26)	–	(29)
Expenses related to real estate disposals	0	(2)	0	(9)	(5)	0	–	(16)
Total operating expenses adjusted	809	914	677	1,185	442	182	–	4,209
Income/(loss) before taxes	654	444	237	357	6	(396)	–	1,302
Total adjustments	(84)	(11)	0	9	5	51	–	(30)
Adjusted income/(loss) before taxes	570	433	237	366	11	(345)	–	1,272
Adjusted return on regulatory capital (%)	17.5	28.2	17.0	11.3	1.4	–	–	11.3
3Q18 (CHF million)
Net revenues	1,341	1,265	811	1,043	530	52	(154)	4,888
Real estate gains	(15)	0	0	0	0	0	0	(15)
(Gains)/losses on business sales	0	5	0	0	0	0	0	5
Net revenues adjusted	1,326	1,270	811	1,043	530	52	(154)	4,878
Provision for credit losses	31	15	10	3	3	0	3	65
Total operating expenses	799	872	625	1,136	457	113	150	4,152
Restructuring expenses	(25)	(28)	(9)	(64)	(17)	0	(28)	(171)
Major litigation provisions	(2)	0	(1)	(10)	0	0	(9)	(22)
Expenses related to business sales	0	0	0	0	0	0	(2)	(2)
Total operating expenses adjusted	772	844	615	1,062	440	113	111	3,957
Income/(loss) before taxes	511	378	176	(96)	70	(61)	(307)	671
Total adjustments	12	33	10	74	17	0	39	185
Adjusted income/(loss) before taxes	523	411	186	(22)	87	(61)	(268)	856
Adjusted return on regulatory capital (%)	16.6	29.4	13.2	(0.7)	11.0	–	–	7.6
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
9M19 (CHF million)
Net revenues	4,272	4,247	2,653	4,440	1,235	(553)		–		16,294
Real estate (gains)/losses	(117)	(13)	0	0	0	25		–		(105)
Net revenues adjusted	4,155	4,234	2,653	4,440	1,235	(528)		–		16,189
Provision for credit losses	67	33	35	21	20	2		–		178
Total operating expenses	2,394	2,708	1,951	3,511	1,317	729		–		12,610
Major litigation provisions	(3)	27	0	0	0	(87)		–		(63)
Expenses related to real estate disposals	(10)	(12)	0	(17)	(12)	0		–		(51)
Total operating expenses adjusted	2,381	2,723	1,951	3,494	1,305	642		–		12,496
Income/(loss) before taxes	1,811	1,506	667	908	(102)	(1,284)		–		3,506
Total adjustments	(104)	(28)	0	17	12	112		–		9
Adjusted income/(loss) before taxes	1,707	1,478	667	925	(90)	(1,172)		–		3,515
Adjusted return on regulatory capital (%)	17.5	32.3	15.9	9.6	(3.2)	–		–		10.4
9M18 (CHF million)
Net revenues	4,191	4,012	2,716	4,015	1,702	16	(533)	16,119
Real estate gains	(15)	0	0	0	0	0	(1)	(16)
(Gains)/losses on business sales	(37)	(31)	0	0	0	0	0	(68)
Net revenues adjusted	4,139	3,981	2,716	4,015	1,702	16	(534)	16,035
Provision for credit losses	100	19	27	19	19	0	2	186
Total operating expenses	2,464	2,698	2,062	3,649	1,444	290	549	13,156
Restructuring expenses	(80)	(82)	(35)	(162)	(78)	(1)	(52)	(490)
Major litigation provisions	(2)	0	(78)	(10)	0	0	(72)	(162)
Expenses related to business sales	0	0	0	0	0	0	(3)	(3)
Total operating expenses adjusted	2,382	2,616	1,949	3,477	1,366	289	422	12,501
Income/(loss) before taxes	1,627	1,295	627	347	239	(274)	(1,084)	2,777
Total adjustments	30	51	113	172	78	1	126	571
Adjusted income/(loss) before taxes	1,657	1,346	740	519	317	(273)	(958)	3,348
Adjusted return on regulatory capital (%)	17.5	32.6	17.7	5.2	13.8	–	–	9.8
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results by business activity
	3Q19									2Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse	Credit Suisse
Related to private banking (CHF million)
Net revenues	715	1,066	534		–	–	–		2,315	2,254
of which net interest income	413	378	179		–	–	–		970	959
of which recurring	213	301	105		–	–	–		619	603
of which transaction-based	90	256	152		–	–	–		498	593
Provision for credit losses	14	15	0		–	–	–		29	17
Total operating expenses	450	623	261		–	–	–		1,334	1,376
Income before taxes	251	428	273		–	–	–		952	861
Related to corporate & institutional banking (CHF million)
Net revenues	702	–	–		–	–	–		702	648
of which net interest income	290	–	–		–	–	–		290	303
of which recurring	165	–	–		–	–	–		165	165
of which transaction-based	160	–	–		–	–	–		160	195
Provision for credit losses	14	–	–		–	–	–		14	0
Total operating expenses	332	–	–		–	–	–		332	350
Income before taxes	356	–	–		–	–	–		356	298
Related to investment banking (CHF million)
Net revenues	–	–	352		1,415	425	–		2,192	2,483
of which fixed income sales and trading	–	–	18		896	–	–		914	986
of which equity sales and trading	–	–	195		421	–	–		616	721
of which underwriting and advisory	–	–	139	[2]	209	449	–		797	895
Provision for credit losses	–	–	19		8	11	–		38	2
Total operating expenses	–	–	359		1,138	429	–		1,926	2,046
Income/(loss) before taxes	–	–	(26)		269	(15)	–		228	435
Related to asset management (CHF million)
Net revenues	–	395	–		–	–	–		395	380
Provision for credit losses	–	(1)	–		–	–	–		(1)	2
Total operating expenses	–	285	–		–	–	–		285	274
Income before taxes	–	111	–		–	–	–		111	104
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(278)		(278)	(184)
Provision for credit losses	–	–	–		–	–	(8)		(8)	4
Total operating expenses	–	–	–		–	–	235		235	208
Income/(loss) before taxes	–	–	–		–	–	(505)		(505)	(396)
Total (CHF million)
Net revenues	1,417	1,461	886		1,415	425	(278)		5,326	5,581
Provision for credit losses	28	14	19		8	11	(8)		72	25
Total operating expenses	782	908	620		1,138	429	235		4,112	4,254
Income/(loss) before taxes	607	539	247		269	(15)	(505)		1,142	1,302
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Results by business activity (continued)
	9M19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse
Related to private banking (CHF million)
Net revenues	2,285	3,074	1,369		–	–	–		6,728
of which net interest income	1,244	1,120	493		–	–	–		2,857
of which recurring	614	891	318		–	–	–		1,823
of which transaction-based	311	920	460		–	–	–		1,691
Provision for credit losses	35	32	0		–	–	–		67
Total operating expenses	1,370	1,872	800		–	–	–		4,042
Income before taxes	880	1,170	569		–	–	–		2,619
Related to corporate & institutional banking (CHF million)
Net revenues	1,987	–	–		–	–	–		1,987
of which net interest income	900	–	–		–	–	–		900
of which recurring	490	–	–		–	–	–		490
of which transaction-based	542	–	–		–	–	–		542
Provision for credit losses	32	–	–		–	–	–		32
Total operating expenses	1,024	–	–		–	–	–		1,024
Income before taxes	931	–	–		–	–	–		931
Related to investment banking (CHF million)
Net revenues	–	–	1,284		4,440	1,235	–		6,959
of which fixed income sales and trading	–	–	196		2,685	–	–		2,881
of which equity sales and trading	–	–	605		1,470	–	–		2,075
of which underwriting and advisory	–	–	483	[2]	588	1,313	–		2,384
Provision for credit losses	–	–	35		21	20	–		76
Total operating expenses	–	–	1,151		3,511	1,317	–		5,979
Income/(loss) before taxes	–	–	98		908	(102)	–		904
Related to asset management (CHF million)
Net revenues	–	1,173	–		–	–	–		1,173
Provision for credit losses	–	1	–		–	–	–		1
Total operating expenses	–	836	–		–	–	–		836
Income before taxes	–	336	–		–	–	–		336
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(553)		(553)
Provision for credit losses	–	–	–		–	–	2		2
Total operating expenses	–	–	–		–	–	729		729
Loss before taxes	–	–	–		–	–	(1,284)		(1,284)
Total (CHF million)
Net revenues	4,272	4,247	2,653		4,440	1,235	(553)		16,294
Provision for credit losses	67	33	35		21	20	2		178
Total operating expenses	2,394	2,708	1,951		3,511	1,317	729		12,610
Income/(loss) before taxes	1,811	1,506	667		908	(102)	(1,284)		3,506
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Employees and other headcount
In 2Q19, as part of a review of headcount allocation keys, we recalibrated the divisional allocations for corporate function services mainly relating to the wind-down of the Strategic Resolution Unit and changes in the utilization of corporate function services by the divisions. Prior period headcount allocations have not been restated.
There were 47,440 Group employees as of the end of 3Q19, a net increase of 1,080 compared to 2Q19, primarily reflecting increases in Global Markets, International Wealth Management and Swiss Universal Bank. The number of outsourced roles, contractors and consultants increased by 330 compared to 2Q19.
Employees and other headcount
end of	3Q19	2Q19	3Q18
Employees (full-time equivalents)
Swiss Universal Bank	12,360	12,190	12,030
International Wealth Management	10,400	10,120	10,190
Asia Pacific	7,860	7,800	7,300
Global Markets	12,380	11,830	11,250
Investment Banking & Capital Markets	3,110	3,090	3,140
Strategic Resolution Unit [1]	–	–	1,350
Corporate Center [1]	1,330	1,330	300
Total employees	47,440	46,360	45,560
Other headcount
Outsourced roles, contractors and consultants [2]	13,510	13,180	13,890
Total employees and other headcount	60,950	59,540	59,450
1 Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.
2 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
Other information
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity (a non-GAAP financial measure). In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
Management changes
Effective October 1, 2019, James B. Walker was appointed to the Executive Board as Chief Operating Officer (COO). Pierre-Olivier Bouée stepped down from the Executive Board and his position as COO.
Presentation currency
In February 2019, as part of the publication of our 4Q18 results, the Group announced that it was considering changing its reporting currency from Swiss francs to US dollars. Following the completion of the review of this potential change, we announced in October 2019 that the Board of Directors of the Group decided that the Group will continue to report its financial results in Swiss francs.
As part of the review, the Board of Directors also concluded it would be preferable to align capital usage, as far as possible, to the predominant currency in which relevant risks originate. This decision will result in the calculation of the Group’s risk-weighted assets relating to operational risk in US dollars rather than Swiss francs. This change has been approved by the Swiss Financial Market Supervisory Authority FINMA (FINMA) and will be implemented in 4Q19, increasing the proportion of the Group’s CET1 capital that is hedged into US dollars. In addition to better aligning the Group’s capital usage to the underlying currency of its risks, this change is expected to result in an increase in the Group’s annual net interest income, with an initial contribution expected in 4Q19.

Credit Suisse InvestLab AG
In September 2019, we completed the first closing of the transfer announced in June 2019, which combined our open architecture investment fund platform, Credit Suisse InvestLab AG (InvestLab), with Allfunds Group. The transaction included the transfer of the InvestLab legal entity and its related employees and service agreements. The subsequent transfer of the related distribution agreements is expected to be completed in 1Q20.
Net revenues in 3Q19 included CHF 327 million from this first closing as reflected in the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
> Refer to “Note 3 – Business developments and subsequent events” in III – Condensed consolidated financial statements – unaudited for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 3Q19, 39% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 3Q19, total assets at fair value recorded as level 3 increased CHF 1.3 billion to CHF 16.4 billion compared to the end of 2Q19, primarily reflecting net purchases, mainly in trading assets, other investments and other assets, primarily loans held-for-sale.
As of the end of 3Q19, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, stable compared to the end of 2Q19.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2018 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On September 19, 2019, the US Securities and Exchange Commission (SEC) adopted rules establishing recordkeeping and financial reporting requirements for security-based swap dealers. These rules are generally based on the SEC’s parallel requirements for securities broker-dealers, although in certain instances they may be satisfied through compliance with comparable foreign rules. We expect these rules to apply to our US OTC derivatives dealer, Credit Suisse Capital LLC, and our UK derivatives dealer entities, Credit Suisse Securities Europe Limited (CSSEL) and Credit Suisse International (CSI). If CSSEL or CSI cannot rely on compliance with UK or EU rules, especially in relation to financial reporting requirements, then the costs of satisfying these requirements could require us to restructure the way we trade derivatives with US counterparties. These requirements, as well as other SEC rules applicable to security-based swap dealers, will take effect 18 months after the SEC finalizes a May 2019 proposal addressing the cross-border application of certain security-based swap dealer requirements.
On September 20, 2019, Switzerland and the United States exchanged instruments of ratification for the 2009 protocol (the Protocol) amending the double taxation agreement regarding income tax between Switzerland and the United States. The Protocol had been previously approved by the Swiss Federal Assembly on June 18, 2010 and by the US Senate on July 17, 2019. With the ratification, the Protocol formally entered into force.
In September and October 2019, the five federal agencies responsible for administration of the so called “Volcker Rule” finalized amendments to simplify and tailor the Volcker Rule, including increased flexibility for foreign banking organizations to engage in trading outside the United States, a simplification of compliance program requirements, and a more flexible approach to underwriting, market-making, and risk-mitigating hedging activities, including with respect to covered fund interests. The revised rule will become effective January 1, 2020, with compliance required by January 1, 2021. These amendments to the Volcker Rule are intended to streamline existing requirements and result in a more workable rule. However, we remain in the most stringent category of compliance requirements, and in the short term the changes may result in increased operational and compliance costs as we adapt to the revised requirements. The Volcker Rule is highly complex and is expected to be subject to further rulemaking, regulatory interpretation and guidance, and its full impact will not be known with certainty for some time.
On October 10, 2019, the Board of Governors of the Federal Reserve System (Fed) and the Federal Deposit Insurance Corporation finalized a rule to provide relief from the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) requirement that large foreign banking organizations (FBOs) file annual resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code. Under the final rule, our combined US operations are permitted to file a resolution plan every three years, instead of annually, alternating between a full resolution plan and a less extensive targeted resolution plan that will focus on capital, liquidity and material changes from the previous full plan. We are required to submit a targeted resolution plan by July 1,

2021, with our next submission of a full plan by July 1, 2024. We will also respond to the feedback provided on our 2018 plan by July 1, 2020.
On October 10, 2019, the Fed finalized rules to categorize the US operations of large FBOs based on size, complexity and risk for purposes of tailoring the application of the US enhanced prudential standards. Based on the Fed’s projected categorizations, the rules will subject our US intermediate holding company (IHC) for the first time to the US liquidity coverage ratio and will increase the stringency of the US single counterparty credit limits (SCCL) applicable to our US IHC. However, the rules will provide modest relief for our US IHC from certain capital and stress testing requirements and provide us with the option to comply with other simplifications to capital requirements. Among other changes, the finalized rules remove the mid-cycle company-run Dodd Frank stress test (DFAST) requirement, and based on the Fed’s projected categorizations, would require our US IHC to conduct its company-run DFAST once every two years, rather than annually. Our US IHC would continue to be subject to an annual internal stress test as part of the Comprehensive Capital Analysis and Review (CCAR) exercise. While we expect the rules to moderately reduce compliance costs related to stress testing, the rules will also require new and additional regulatory reporting and related internal systems and result in increased operational and compliance costs to meet newly applicable liquidity requirements and the revised SCCL. Compliance and regulatory reporting will be phased in through 2020 and into early 2021, with longer timeframes related to the newly applicable liquidity requirements and the revised SCCL. The enhanced prudential standards are highly complex and may be subject to further rulemaking, regulatory interpretation and guidance. We continue to evaluate the potential impact of the final rules on our operations.
Based on the conditional non-objection we received in June 2019 from the Fed on our 2019 CCAR submission, we were required to address the identified weaknesses in our capital adequacy planning process regarding the assumptions used to project stressed trading losses by October 27, 2019. We have established plans and taken actions that we believe address the identified weaknesses, and we made a timely submission of our response. If the Fed determines that we have not sufficiently addressed the identified weaknesses, it may object to our capital plan.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2018 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 3Q19, we reported income before taxes of CHF 607 million and net revenues of CHF 1,417 million. Income before taxes increased 19% compared to 3Q18 and decreased 7% compared to 2Q19.
Results summary
3Q19 results
In 3Q19, income before taxes of CHF 607 million increased 19% compared to 3Q18. Net revenues of CHF 1,417 million increased 6%, mainly reflecting a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group in Corporate & Institutional Clients, partially offset by slightly lower net interest income. Provision for credit losses was CHF 28 million compared to CHF 31 million in 3Q18. Total operating expenses of CHF 782 million decreased slightly, mainly reflecting restructuring expenses incurred in 3Q18 and lower general and administrative expenses, partially offset by slightly higher compensation and benefits.
Compared to 2Q19, income before taxes decreased 7%. Net revenues decreased 4%, mainly reflecting lower transaction-based revenues. Provision for credit losses was CHF 28 million compared to CHF 10 million in 2Q19. Total operating expenses decreased 4%, mainly reflecting lower general and administrative expenses and slightly lower compensation and benefits.
Capital and leverage metrics
As of the end of 3Q19, we reported risk-weighted assets of CHF 78.8 billion, slightly higher compared to the end of 2Q19, primarily driven by movements in risk levels and by external model and parameter updates, mainly reflecting the phase-in of the Swiss mortgage multipliers. Leverage exposure of CHF 263.5 billion was CHF 2.4 billion higher compared to the end of 2Q19, mainly driven by business growth.
Divisional results
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	1,417	1,476	1,341	(4)	6	4,272	4,191	2
Provision for credit losses	28	10	31	180	(10)	67	100	(33)
Compensation and benefits	477	492	463	(3)	3	1,444	1,435	1
General and administrative expenses	245	270	258	(9)	(5)	785	775	1
Commission expenses	60	50	53	20	13	165	174	(5)
Restructuring expenses	–	–	25	–	–	–	80	–
Total other operating expenses	305	320	336	(5)	(9)	950	1,029	(8)
Total operating expenses	782	812	799	(4)	(2)	2,394	2,464	(3)
Income before taxes	607	654	511	(7)	19	1,811	1,627	11
Statement of operations metrics (%)
Return on regulatory capital	18.5	20.1	16.2	–	–	18.6	17.2	–
Cost/income ratio	55.2	55.0	59.6	–	–	56.0	58.8	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,360	12,190	12,030	1	3	12,360	12,030	3
Number of relationship managers	1,800	1,810	1,790	(1)	1	1,800	1,790	1

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Net revenue detail (CHF million)
Private Clients	715	828	730	(14)	(2)	2,285	2,249	2
Corporate & Institutional Clients	702	648	611	8	15	1,987	1,942	2
Net revenues	1,417	1,476	1,341	(4)	6	4,272	4,191	2
Net revenue detail (CHF million)
Net interest income	703	722	716	(3)	(2)	2,144	2,186	(2)
Recurring commissions and fees	378	367	380	3	(1)	1,104	1,146	(4)
Transaction-based revenues	250	315	244	(21)	2	853	848	1
Other revenues	86	72	1	19	–	171	11	–
Net revenues	1,417	1,476	1,341	(4)	6	4,272	4,191	2
Provision for credit losses (CHF million)
New provisions	41	31	42	32	(2)	117	137	(15)
Releases of provisions	(13)	(21)	(11)	(38)	18	(50)	(37)	35
Provision for credit losses	28	10	31	180	(10)	67	100	(33)
Balance sheet statistics (CHF million)
Total assets	232,130	229,705	220,263	1	5	232,130	220,263	5
Net loans	171,570	170,835	167,696	0	2	171,570	167,696	2
of which Private Clients	115,933	115,113	113,576	1	2	115,933	113,576	2
Risk-weighted assets	78,789	76,973	74,422	2	6	78,789	74,422	6
Leverage exposure	263,544	261,165	252,395	1	4	263,544	252,395	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q19	2Q19	3Q18	3Q19	2Q19	3Q18	3Q19	2Q19	3Q18
Adjusted results (CHF million)
Net revenues	715	828	730	702	648	611	1,417	1,476	1,341
Real estate gains	0	(87)	(15)	0	0	0	0	(87)	(15)
Adjusted net revenues	715	741	715	702	648	611	1,417	1,389	1,326
Provision for credit losses	14	10	13	14	0	18	28	10	31
Total operating expenses	450	462	468	332	350	331	782	812	799
Restructuring expenses	–	–	(17)	–	–	(8)	–	–	(25)
Major litigation provisions	0	0	0	0	(3)	(2)	0	(3)	(2)
Adjusted total operating expenses	450	462	451	332	347	321	782	809	772
Income before taxes	251	356	249	356	298	262	607	654	511
Total adjustments	0	(87)	2	0	3	10	0	(84)	12
Adjusted income before taxes	251	269	251	356	301	272	607	570	523
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	18.5	17.5	16.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M19	9M18	9M19	9M18	9M19	9M18
Adjusted results (CHF million)
Net revenues	2,285	2,249	1,987	1,942	4,272	4,191
Real estate gains	(117)	(15)	0	0	(117)	(15)
Gains on business sales	0	(19)	0	(18)	0	(37)
Adjusted net revenues	2,168	2,215	1,987	1,924	4,155	4,139
Provision for credit losses	35	34	32	66	67	100
Total operating expenses	1,370	1,433	1,024	1,031	2,394	2,464
Restructuring expenses	–	(56)	–	(24)	–	(80)
Major litigation provisions	0	0	(3)	(2)	(3)	(2)
Expenses related to real estate disposals	(7)	–	(3)	–	(10)	–
Adjusted total operating expenses	1,363	1,377	1,018	1,005	2,381	2,382
Income before taxes	880	782	931	845	1,811	1,627
Total adjustments	(110)	22	6	8	(104)	30
Adjusted income before taxes	770	804	937	853	1,707	1,657
Adjusted return on regulatory capital (%)	–	–	–	–	17.5	17.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Clients
Results details
In 3Q19, income before taxes of CHF 251 million was stable compared to 3Q18, primarily driven by lower total operating expenses offset by slightly lower net revenues. Compared to 2Q19, income before taxes decreased 29%, mainly due to lower net revenues.
Net revenues
Compared to 3Q18, net revenues of CHF 715 million decreased slightly, mainly reflecting a gain on the sale of real estate of CHF 15 million reflected in other revenues in 3Q18. Net interest income of CHF 413 million was stable, with lower deposit margins on slightly higher average deposit volumes, offset by stable loan margins on slightly higher average loan volumes. Recurring commissions and fees of CHF 213 million were slightly higher, primarily reflecting increased banking services fees. Transaction-based revenues of CHF 90 million increased slightly, driven by higher client activity.
Compared to 2Q19, net revenues decreased 14%, mainly reflecting gains on the sale of real estate of CHF 87 million reflected in other revenues in 2Q19 and lower transaction-based revenues, partially offset by higher recurring commissions and fees. Transaction-based revenues were 25% lower, mainly due to lower equity participations income which included the regular and the special dividend from our ownership interest in SIX Group totaling CHF 17 million in 2Q19. Recurring commissions and fees increased 5%, mainly reflecting higher banking services fees and higher wealth structuring solution fees. Net interest income was stable, with lower deposit margins on stable average deposit volumes and lower treasury revenues, offset by stable loan margins on stable average loan volumes.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 3Q19, Private Clients recorded provision for credit losses of CHF 14 million compared to provision for credit losses of CHF 13 million in 3Q18 and CHF 10 million in 2Q19. The provisions were primarily related to our consumer finance business.

Results - Private Clients
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	715	828	730	(14)	(2)	2,285	2,249	2
Provision for credit losses	14	10	13	40	8	35	34	3
Compensation and benefits	268	276	263	(3)	2	810	815	(1)
General and administrative expenses	154	162	162	(5)	(5)	483	483	0
Commission expenses	28	24	26	17	8	77	79	(3)
Restructuring expenses	–	–	17	–	–	–	56	–
Total other operating expenses	182	186	205	(2)	(11)	560	618	(9)
Total operating expenses	450	462	468	(3)	(4)	1,370	1,433	(4)
Income before taxes	251	356	249	(29)	1	880	782	13
Statement of operations metrics (%)
Cost/income ratio	62.9	55.8	64.1	–	–	60.0	63.7	–
Net revenue detail (CHF million)
Net interest income	413	419	419	(1)	(1)	1,244	1,277	(3)
Recurring commissions and fees	213	202	209	5	2	614	626	(2)
Transaction-based revenues	90	120	87	(25)	3	311	312	0
Other revenues	(1)	87	15	–	–	116	34	241
Net revenues	715	828	730	(14)	(2)	2,285	2,249	2
Margins on assets under management (annualized) (bp)
Gross margin [1]	133	156	139	–	–	144	144	–
Net margin [2]	47	67	48	–	–	55	50	–
Number of relationship managers
Number of relationship managers	1,280	1,290	1,270	(1)	1	1,280	1,270	1
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 3Q18, total operating expenses of CHF 450 million decreased 4%, mainly reflecting restructuring expenses incurred in 3Q18 and lower general and administrative expenses, partially offset by slightly higher compensation and benefits. General and administrative expenses of CHF 154 million decreased 5%, primarily reflecting lower professional services fees. Compensation and benefits of CHF 268 million increased slightly, driven by higher pension expenses and slightly higher salary expenses, partially offset by lower discretionary compensation expenses.
Compared to 2Q19, total operating expenses decreased slightly, mainly reflecting lower general and administrative expenses and slightly lower compensation and benefits. General and administrative expenses decreased 5%, mainly reflecting lower allocated corporate function costs, partially offset by higher advertising and marketing expenses. Compensation and benefits were slightly lower, mainly reflecting lower discretionary compensation expenses.
Margins
Our gross margin was 133 basis points in 3Q19, a decrease of six basis points compared to 3Q18, primarily due to slightly higher average assets under management and the gain on the sale of real estate in 3Q18. Compared to 2Q19, our gross margin was 23 basis points lower, mainly reflecting the gains on the sale of real estate in 2Q19 and lower transaction-based revenues on stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 47 basis points in 3Q19, a decrease of one basis point compared to 3Q18, primarily reflecting slightly lower net revenues and slightly higher average assets under management, partially offset by lower total operating expenses. Compared to 2Q19, our net margin was 20 basis points lower, primarily reflecting lower net revenues on stable average assets under management.
Assets under management
As of the end of 3Q19, assets under management of CHF 214.2 billion were CHF 0.5 billion lower compared to the end of 2Q19, mainly due to net asset outflows, partially offset by favorable market movements. Net asset outflows of CHF 0.6 billion were primarily due to outflows from a small number of individual cases in the ultra-high-net-worth client segment and also reflected our disciplined approach to protect profitability in a sustained negative interest rate environment.

Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Assets under management (CHF billion)
Assets under management	214.2	214.7	209.3	(0.2)	2.3	214.2	209.3	2.3
Average assets under management	214.5	212.9	209.5	0.8	2.4	211.5	208.6	1.4
Assets under management by currency (CHF billion)
USD	34.1	33.2	30.3	2.7	12.5	34.1	30.3	12.5
EUR	20.2	20.7	21.3	(2.4)	(5.2)	20.2	21.3	(5.2)
CHF	150.8	151.3	147.8	(0.3)	2.0	150.8	147.8	2.0
Other	9.1	9.5	9.9	(4.2)	(8.1)	9.1	9.9	(8.1)
Assets under management	214.2	214.7	209.3	(0.2)	2.3	214.2	209.3	2.3
Growth in assets under management (CHF billion)
Net new assets	(0.6)	1.2	0.9	–	–	3.9	4.1	–
Other effects	0.1	2.8	0.5	–	–	12.3	(3.1)	–
of which market movements	0.4	3.9	1.9	–	–	13.7	(0.9)	–
of which foreign exchange	0.1	(1.1)	(1.2)	–	–	(0.6)	(1.0)	–
of which other	(0.4)	0.0	(0.2)	–	–	(0.8)	(1.2)	–
Growth in assets under management	(0.5)	4.0	1.4	–	–	16.2	1.0	–
Growth in assets under management (annualized) (%)
Net new assets	(1.1)	2.3	1.7	–	–	2.6	2.6	–
Other effects	0.2	5.3	1.0	–	–	8.3	(2.0)	–
Growth in assets under management (annualized)	(0.9)	7.6	2.7	–	–	10.9	0.6	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.3	2.1	2.0	–	–	–	–	–
Other effects	1.0	1.2	(0.4)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	2.3	3.3	1.6	–	–	–	–	–
Corporate & Institutional Clients
Results details
In 3Q19, income before taxes of CHF 356 million increased 36% compared to 3Q18, mainly reflecting higher net revenues. Compared to 2Q19, income before taxes increased 19%, driven by higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses.
Net revenues
Compared to 3Q18, net revenues of CHF 702 million increased 15%, driven by the gain of CHF 98 million related to the transfer of the InvestLab fund platform reflected in other revenues. Transaction-based revenues of CHF 160 million increased slightly, with higher revenues from International Trading Solutions (ITS), partially offset by lower revenues from our Swiss investment banking business and lower fees from foreign exchange client business. Recurring commissions and fees of CHF 165 million decreased 4%, mainly due to lower banking services fees and lower fees from lending activities. Net interest income of CHF 290 million decreased slightly, with lower deposit margins on stable average deposit volumes and lower treasury revenues, partially offset by slightly higher loan margins on stable average loan volumes.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	702	648	611	8	15	1,987	1,942	2
Provision for credit losses	14	0	18	–	(22)	32	66	(52)
Compensation and benefits	209	216	200	(3)	5	634	620	2
General and administrative expenses	91	108	96	(16)	(5)	302	292	3
Commission expenses	32	26	27	23	19	88	95	(7)
Restructuring expenses	–	–	8	–	–	–	24	–
Total other operating expenses	123	134	131	(8)	(6)	390	411	(5)
Total operating expenses	332	350	331	(5)	0	1,024	1,031	(1)
Income before taxes	356	298	262	19	36	931	845	10
Statement of operations metrics (%)
Cost/income ratio	47.3	54.0	54.2	–	–	51.5	53.1	–
Net revenue detail (CHF million)
Net interest income	290	303	297	(4)	(2)	900	909	(1)
Recurring commissions and fees	165	165	171	0	(4)	490	520	(6)
Transaction-based revenues	160	195	157	(18)	2	542	536	1
Other revenues	87	(15)	(14)	–	–	55	(23)	–
Net revenues	702	648	611	8	15	1,987	1,942	2
Number of relationship managers
Number of relationship managers	520	520	520	0	0	520	520	0
Compared to 2Q19, net revenues increased 8%, mainly reflecting the gain related to the transfer of the InvestLab fund platform, partially offset by lower transaction-based revenues and lower net interest income. Transaction-based revenues decreased 18%, mainly due to lower equity participations income which included the regular and the special dividend from SIX Group totaling CHF 18 million in 2Q19, lower revenues from ITS and lower corporate advisory fees. Net interest income decreased 4%, with lower deposit margins on stable average deposit volumes and higher loan margins on stable average loan volumes. Recurring commissions and fees were stable, with higher fees from lending activities and higher investment product management fees, offset by lower wealth structuring solution fees.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 3Q19, Corporate & Institutional Clients recorded provision for credit losses of CHF 14 million compared to provision for credit losses of CHF 18 million in 3Q18 and zero in 2Q19.
Total operating expenses
Compared to 3Q18, total operating expenses of CHF 332 million were stable, primarily driven by higher compensation and benefits offset by restructuring expenses incurred in 3Q18. Compensation and benefits of CHF 209 million increased 5%, mainly due to higher deferred compensation expenses from prior-year awards and higher allocated corporate function costs, partially offset by lower discretionary compensation expenses. General and administrative expenses of CHF 91 million decreased 5%, primarily reflecting lower allocated corporate function costs.
Compared to 2Q19, total operating expenses decreased 5%, primarily reflecting lower general and administrative expenses and slightly lower compensation and benefits. General and administrative expenses decreased 16%, mainly reflecting lower allocated corporate function costs and lower litigation provisions. Compensation and benefits were slightly lower, primarily due to lower discretionary compensation expenses.
Assets under management
As of the end of 3Q19, assets under management of CHF 424.6 billion were CHF 13.9 billion higher compared to the end of 2Q19, mainly driven by favorable market movements and net new assets. Net new assets of CHF 6.3 billion primarily reflected inflows from our pension business.

International Wealth Management
In 3Q19, we reported income before taxes of CHF 539 million and net revenues of CHF 1,461 million. Income before taxes increased 43% compared to 3Q18 and 21% compared to 2Q19.
Results summary
3Q19 results
In 3Q19, income before taxes of CHF 539 million increased 43% compared to 3Q18. Net revenues of CHF 1,461 million were 15% higher, mainly reflecting a gain of CHF 131 million related to the transfer of the InvestLab fund platform to Allfunds Group in Private Banking and higher transaction- and performance-based revenues. Provision for credit losses was CHF 14 million compared to CHF 15 million in 3Q18. Total operating expenses increased 4%, mainly reflecting higher compensation and benefits and higher general and administrative expenses. 3Q18 included restructuring expenses of CHF 28 million.
Compared to 2Q19, income before taxes increased 21%. Net revenues were 7% higher, primarily driven by the gain related to the transfer of the InvestLab fund platform, partially offset by lower transaction- and performance-based revenues. Provision for credit losses was CHF 14 million compared to CHF 9 million in 2Q19. Total operating expenses were stable, with lower general and administrative expenses offset by slightly higher compensation and benefits.
Capital and leverage metrics
As of the end of 3Q19, we reported risk-weighted assets of CHF 44.5 billion, slightly higher compared to the end of 2Q19, primarily driven by movements in risk levels and a foreign exchange impact. Leverage exposure of CHF 103.0 billion increased slightly compared to the end of 2Q19, mainly driven by business growth, partially offset by lower high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	1,461	1,369	1,265	7	15	4,247	4,012	6
Provision for credit losses	14	9	15	56	(7)	33	19	74
Compensation and benefits	597	583	544	2	10	1,758	1,696	4
General and administrative expenses	255	279	242	(9)	5	786	749	5
Commission expenses	56	54	58	4	(3)	164	171	(4)
Restructuring expenses	–	–	28	–	–	–	82	–
Total other operating expenses	311	333	328	(7)	(5)	950	1,002	(5)
Total operating expenses	908	916	872	(1)	4	2,708	2,698	0
Income before taxes	539	444	378	21	43	1,506	1,295	16
Statement of operations metrics (%)
Return on regulatory capital	34.3	28.9	27.1	–	–	32.9	31.4	–
Cost/income ratio	62.1	66.9	68.9	–	–	63.8	67.2	–
Number of employees (full-time equivalents)
Number of employees	10,400	10,120	10,190	3	2	10,400	10,190	2

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Net revenue detail (CHF million)
Private Banking	1,066	989	913	8	17	3,074	2,948	4
Asset Management	395	380	352	4	12	1,173	1,064	10
Net revenues	1,461	1,369	1,265	7	15	4,247	4,012	6
Net revenue detail (CHF million)
Net interest income	378	372	382	2	(1)	1,120	1,164	(4)
Recurring commissions and fees	563	553	559	2	1	1,655	1,671	(1)
Transaction- and performance-based revenues	409	446	353	(8)	16	1,365	1,191	15
Other revenues	111	(2)	(29)	–	–	107	(14)	–
Net revenues	1,461	1,369	1,265	7	15	4,247	4,012	6
Provision for credit losses (CHF million)
New provisions	19	11	22	73	(14)	42	36	17
Releases of provisions	(5)	(2)	(7)	150	(29)	(9)	(17)	(47)
Provision for credit losses	14	9	15	56	(7)	33	19	74
Balance sheet statistics (CHF million)
Total assets	96,003	94,591	90,426	1	6	96,003	90,426	6
Net loans	54,812	54,115	51,416	1	7	54,812	51,416	7
of which Private Banking	54,796	54,103	51,407	1	7	54,796	51,407	7
Risk-weighted assets	44,512	43,505	39,389	2	13	44,512	39,389	13
Leverage exposure	103,010	101,263	97,262	2	6	103,010	97,262	6
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q19	2Q19	3Q18	3Q19	2Q19	3Q18	3Q19	2Q19	3Q18
Adjusted results (CHF million)
Net revenues	1,066	989	913	395	380	352	1,461	1,369	1,265
Real estate gains	0	(13)	0	0	0	0	0	(13)	0
(Gains)/losses on business sales	0	0	0	0	0	5	0	0	5
Adjusted net revenues	1,066	976	913	395	380	357	1,461	1,356	1,270
Provision for credit losses	15	7	15	(1)	2	0	14	9	15
Total operating expenses	623	642	611	285	274	261	908	916	872
Restructuring expenses	–	–	(21)	–	–	(7)	–	–	(28)
Expenses related to real estate disposals	0	(2)	–	0	0	–	0	(2)	–
Adjusted total operating expenses	623	640	590	285	274	254	908	914	844
Income before taxes	428	340	287	111	104	91	539	444	378
Total adjustments	0	(11)	21	0	0	12	0	(11)	33
Adjusted income before taxes	428	329	308	111	104	103	539	433	411
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	34.3	28.2	29.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	9M19	9M18	9M19	9M18	9M19	9M18
Adjusted results (CHF million)
Net revenues	3,074	2,948	1,173	1,064	4,247	4,012
Real estate gains	(13)	0	0	0	(13)	0
(Gains)/losses on business sales	0	(37)	0	6	0	(31)
Adjusted net revenues	3,061	2,911	1,173	1,070	4,234	3,981
Provision for credit losses	32	19	1	0	33	19
Total operating expenses	1,872	1,894	836	804	2,708	2,698
Restructuring expenses	–	(64)	–	(18)	–	(82)
Major litigation provisions	27	0	0	0	27	0
Expenses related to real estate disposals	(10)	–	(2)	–	(12)	–
Adjusted total operating expenses	1,889	1,830	834	786	2,723	2,616
Income before taxes	1,170	1,035	336	260	1,506	1,295
Total adjustments	(30)	27	2	24	(28)	51
Adjusted income before taxes	1,140	1,062	338	284	1,478	1,346
Adjusted return on regulatory capital (%)	–	–	–	–	32.3	32.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results details
In 3Q19, income before taxes of CHF 428 million increased 49% compared to 3Q18, mainly reflecting higher net revenues, partially offset by slightly higher total operating expenses. Compared to 2Q19, income before taxes was 26% higher, primarily driven by higher net revenues and slightly lower total operating expenses.
Net revenues
Compared to 3Q18, net revenues of CHF 1,066 million increased 17%, mainly reflecting the gain of CHF 131 million related to the transfer of the InvestLab fund platform reflected in other revenues and higher transaction- and performance-based revenues. Transaction- and performance-based revenues of CHF 256 million increased 12%, primarily driven by higher revenues from ITS, higher client activity and higher corporate advisory fees related to integrated solutions. Net interest income of CHF 378 million was stable with lower treasury revenues and stable deposit margins on lower average deposit volumes, offset by slightly lower loan margins on higher average loan volumes. Recurring commissions and fees of CHF 301 million were stable, mainly reflecting lower discretionary mandate management fees, offset by higher fees from lending activities.
Compared to 2Q19, net revenues increased 8%, mainly driven by the gain related to the transfer of the InvestLab fund platform, partially offset by lower transaction- and performance-based revenues. Transaction- and performance-based revenues decreased 17%, primarily as 2Q19 included the regular and special dividend from SIX Group totaling CHF 22 million, and also reflecting lower performance fees, seasonally lower client activity and decreased revenues from ITS. Net interest income and recurring commissions and fees were slightly higher.
Provision for credit losses
In 3Q19, provision for credit losses was CHF 15 million, compared to CHF 15 million in 3Q18 and CHF 7 million in 2Q19.

Results – Private Banking
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	1,066	989	913	8	17	3,074	2,948	4
Provision for credit losses	15	7	15	114	0	32	19	68
Compensation and benefits	417	423	405	(1)	3	1,253	1,217	3
General and administrative expenses	166	182	148	(9)	12	505	496	2
Commission expenses	40	37	37	8	8	114	117	(3)
Restructuring expenses	–	–	21	–	–	–	64	–
Total other operating expenses	206	219	206	(6)	0	619	677	(9)
Total operating expenses	623	642	611	(3)	2	1,872	1,894	(1)
Income before taxes	428	340	287	26	49	1,170	1,035	13
Statement of operations metrics (%)
Cost/income ratio	58.4	64.9	66.9	–	–	60.9	64.2	–
Net revenue detail (CHF million)
Net interest income	378	372	382	2	(1)	1,120	1,164	(4)
Recurring commissions and fees	301	295	302	2	0	891	922	(3)
Transaction- and performance-based revenues	256	310	229	(17)	12	920	825	12
Other revenues	131	12	0	–	–	143	37	286
Net revenues	1,066	989	913	8	17	3,074	2,948	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	117	109	99	–	–	113	107	–
Net margin [2]	47	37	31	–	–	43	37	–
Number of relationship managers
Number of relationship managers	1,170	1,180	1,120	(1)	4	1,170	1,120	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 3Q18, total operating expenses of CHF 623 million increased slightly, mainly reflecting higher general and administrative expenses and slightly higher compensation and benefits. 3Q18 included restructuring expenses of CHF 21 million. General and administrative expenses of CHF 166 million were 12% higher, mainly reflecting a release of litigation provisions in 3Q18 and higher professional services fees in 3Q19. Compensation and benefits of CHF 417 million increased slightly, mainly driven by higher deferred compensation expenses from prior-year awards and higher salary expenses, primarily reflecting an increase in the number of relationship managers. These increases were partially offset by lower discretionary compensation expenses.
Compared to 2Q19, total operating expenses decreased slightly, mainly reflecting lower general and administrative expenses. General and administrative expenses were 9% lower, reflecting decreases across various expense categories including lower allocated corporate function costs. Compensation and benefits were stable, mainly reflecting lower social security expenses and lower deferred compensation expenses from prior-year awards, offset by higher discretionary compensation expenses.

Margins
Our gross margin was 117 basis points in 3Q19, an increase of 18 basis points compared to 3Q18, mainly reflecting the gain related to the transfer of the InvestLab fund platform in other revenues and higher transaction- and performance-based revenues on stable average assets under management. Compared to 2Q19, our gross margin was eight basis points higher, primarily driven by the gain related to the transfer of the InvestLab fund platform, partially offset by lower transaction- and performance-based revenues on stable average assets under management. Excluding the gain related to the transfer of the InvestLab fund platform, our gross margin would have been 103 basis points in 3Q19.
> Refer to “Assets under management” for further information.
Our net margin was 47 basis points in 3Q19, an increase of 16 basis points compared to 3Q18, mainly reflecting higher net revenues on stable average assets under management. Our net margin was ten basis points higher compared to 2Q19, mainly reflecting higher net revenues and slightly lower total operating expenses on stable average assets under management. Excluding the gain related to the transfer of the InvestLab fund platform, our net margin would have been 33 basis points in 3Q19.
Assets under management
As of the end of 3Q19, assets under management of CHF 365.2 billion were CHF 2.1 billion higher compared to the end of 2Q19, driven by net new assets and favorable market movements, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 3.6 billion mainly reflected inflows from emerging markets, partially offset by outflows in Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Assets under management (CHF billion)
Assets under management	365.2	363.1	368.4	0.6	(0.9)	365.2	368.4	(0.9)
Average assets under management	364.5	363.0	369.0	0.4	(1.2)	362.5	369.0	(1.8)
Assets under management by currency (CHF billion)
USD	179.2	177.5	172.7	1.0	3.8	179.2	172.7	3.8
EUR	100.8	103.6	115.5	(2.7)	(12.7)	100.8	115.5	(12.7)
CHF	18.8	18.4	17.7	2.2	6.2	18.8	17.7	6.2
Other	66.4	63.6	62.5	4.4	6.2	66.4	62.5	6.2
Assets under management	365.2	363.1	368.4	0.6	(0.9)	365.2	368.4	(0.9)
Growth in assets under management (CHF billion)
Net new assets	3.6	5.5	3.0	–	–	10.4	13.7	–
Other effects	(1.5)	1.2	(5.3)	–	–	(2.7)	(12.2)	–
of which market movements	1.3	6.7	2.0	–	–	22.3	1.7	–
of which foreign exchange	(0.9)	(5.3)	(7.3)	–	–	(3.9)	(9.9)	–
of which other	(1.9)	(0.2)	0.0	–	–	(21.1)	(4.0)	–
Growth in assets under management	2.1	6.7	(2.3)	–	–	7.7	1.5	–
Growth in assets under management (annualized) (%)
Net new assets	4.0	6.2	3.2	–	–	3.9	5.0	–
Other effects	(1.7)	1.3	(5.7)	–	–	(1.0)	(4.5)	–
Growth in assets under management (annualized)	2.3	7.5	(2.5)	–	–	2.9	0.5	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.0	2.8	4.6	–	–	–	–	–
Other effects	(3.9)	(4.9)	(0.9)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(0.9)	(2.1)	3.7	–	–	–	–	–

Asset Management
Results details
Income before taxes of CHF 111 million increased 22% and 7% compared to 3Q18 and 2Q19, respectively, in each case reflecting higher net revenues, partially offset by higher total operating expenses.
Net revenues
Compared to 3Q18, net revenues of CHF 395 million were 12% higher, mainly reflecting significantly higher performance and placement revenues and higher management fees, partially offset by lower investment and partnership income. Performance and placement revenues of CHF 87 million increased CHF 56 million, mainly driven by a sale of a private equity investment of a fund and higher placement fees. Management fees of CHF 282 million were CHF 11 million higher, mainly driven by higher average assets under management. Investment and partnership income decreased CHF 24 million to CHF 26 million, mainly driven by lower private equity income and lower revenues from a single manager hedge fund.
Compared to 2Q19, net revenues were 4% higher, reflecting significantly higher performance and placement revenues, partially offset by lower investment and partnership income. Performance and placement revenues were CHF 57 million higher primarily driven by the sale of a private equity investment of a fund and higher placement fees. Investment and partnership income decreased CHF 40 million, mainly as 2Q19 included a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment. Management fees were stable.
Results – Asset Management
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	395	380	352	4	12	1,173	1,064	10
Provision for credit losses	(1)	2	0	–	–	1	0	–
Compensation and benefits	180	160	139	13	29	505	479	5
General and administrative expenses	89	97	94	(8)	(5)	281	253	11
Commission expenses	16	17	21	(6)	(24)	50	54	(7)
Restructuring expenses	–	–	7	–	–	–	18	–
Total other operating expenses	105	114	122	(8)	(14)	331	325	2
Total operating expenses	285	274	261	4	9	836	804	4
Income before taxes	111	104	91	7	22	336	260	29
Statement of operations metrics (%)
Cost/income ratio	72.2	72.1	74.1	–	–	71.3	75.6	–
Net revenue detail (CHF million)
Management fees	282	284	271	(1)	4	832	801	4
Performance and placement revenues	87	30	31	190	181	147	95	55
Investment and partnership income	26	66	50	(61)	(48)	194	168	15
Net revenues	395	380	352	4	12	1,173	1,064	10
of which recurring commissions and fees	262	258	257	2	2	764	749	2
of which transaction- and performance-based revenues	153	136	124	13	23	445	366	22
of which other revenues	(20)	(14)	(29)	43	(31)	(36)	(51)	(29)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 3Q18, total operating expenses of CHF 285 million were 9% higher, mainly reflecting higher compensation and benefits. 3Q18 included restructuring expenses of CHF 7 million. Compensation and benefits of CHF 180 million were 29% higher, primarily driven by higher salary expenses, mainly related to the sale of a private equity investment of a fund, and higher discretionary compensation expenses. General and administrative expenses of CHF 89 million decreased 5%, reflecting decreases across various expense categories.
Compared to 2Q19, total operating expenses increased 4%, mainly reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. Compensation and benefits increased 13%, primarily driven by the higher salary expenses, mainly related to the sale of a private equity investment of a fund, and higher deferred compensation expenses from prior-year awards. General and administrative expenses were 8% lower, reflecting decreases across various expense categories.
Assets under management
As of the end of 3Q19, assets under management of CHF 426.0 billion were CHF 12.0 billion higher compared to the end of 2Q19, mainly reflecting net new assets and favorable market movements. Net new assets of CHF 5.9 billion mainly reflected inflows from traditional and alternative investments, partially offset by outflows from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Assets under management (CHF billion)
Traditional investments	252.9	243.5	227.1	3.9	11.4	252.9	227.1	11.4
Alternative investments	130.9	127.9	128.6	2.3	1.8	130.9	128.6	1.8
Investments and partnerships	42.2	42.6	48.0	(0.9)	(12.1)	42.2	48.0	(12.1)
Assets under management	426.0	414.0	403.7	2.9	5.5	426.0	403.7	5.5
Average assets under management	421.8	412.0	403.8	2.4	4.5	410.6	396.5	3.6
Assets under management by currency (CHF billion)
USD	119.8	115.3	113.3	3.9	5.7	119.8	113.3	5.7
EUR	52.3	50.9	51.3	2.8	1.9	52.3	51.3	1.9
CHF	209.6	202.8	187.4	3.4	11.8	209.6	187.4	11.8
Other	44.3	45.0	51.7	(1.6)	(14.3)	44.3	51.7	(14.3)
Assets under management	426.0	414.0	403.7	2.9	5.5	426.0	403.7	5.5
Growth in assets under management (CHF billion)
Net new assets [1]	5.9	8.6	4.5	–	–	14.0	21.5	–
Other effects	6.1	0.9	(2.2)	–	–	23.3	(3.4)	–
of which market movements	5.6	5.1	3.3	–	–	25.2	2.2	–
of which foreign exchange	0.4	(4.2)	(5.5)	–	–	(1.6)	(5.1)	–
of which other	0.1	0.0	0.0	–	–	(0.3)	(0.5)	–
Growth in assets under management	12.0	9.5	2.3	–	–	37.3	18.1	–
Growth in assets under management (annualized) (%)
Net new assets	5.7	8.5	4.5	–	–	4.8	7.4	–
Other effects	5.9	0.9	(2.2)	–	–	8.0	(1.1)	–
Growth in assets under management	11.6	9.4	2.3	–	–	12.8	6.3	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.6	3.3	6.1	–	–	–	–	–
Other effects	1.9	(0.2)	1.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	5.5	3.1	7.3	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 3Q19, we reported income before taxes of CHF 247 million and net revenues of CHF 886 million. Income before taxes increased 40% compared to 3Q18 and increased 4% compared to 2Q19.
Results summary
3Q19 results
In 3Q19, income before taxes of CHF 247 million increased 40% compared to 3Q18. Net revenues of CHF 886 million increased 9%, mainly reflecting a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group in our Wealth Management & Connected business, partially offset by lower revenues in our Markets business across all major revenue categories. Total operating expenses of CHF 620 million were stable, mainly reflecting lower compensation and benefits and restructuring expenses incurred in 3Q18 offset by higher general and administrative expenses.
Compared to 2Q19, income before taxes increased 4%. Net revenues decreased slightly, driven by lower revenues in our Markets business, mainly reflecting lower fixed income sales and trading revenues, largely offset by higher revenues in our Wealth Management & Connected business due to higher revenues in Private Banking. Total operating expenses decreased 8%, mainly due to lower compensation and benefits.
Capital and leverage metrics
As of the end of 3Q19, we reported risk-weighted assets of CHF 38.8 billion, an increase of CHF 1.7 billion compared to the end of 2Q19, primarily as a result of a regular update to the stressed window calibration and a foreign exchange impact. Leverage exposure was CHF 117.2 billion, an increase of CHF 5.1 billion compared to the end of 2Q19, mainly driven by a foreign exchange impact, higher business usage in Markets and higher lending activity in Wealth Management & Connected, partially offset by lower HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	886	913	811	(3)	9	2,653	2,716	(2)
Provision for credit losses	19	(1)	10	–	90	35	27	30
Compensation and benefits	362	410	372	(12)	(3)	1,160	1,173	(1)
General and administrative expenses	201	207	188	(3)	7	617	674	(8)
Commission expenses	57	60	56	(5)	2	174	180	(3)
Restructuring expenses	–	–	9	–	–	–	35	–
Total other operating expenses	258	267	253	(3)	2	791	889	(11)
Total operating expenses	620	677	625	(8)	(1)	1,951	2,062	(5)
Income before taxes	247	237	176	4	40	667	627	6
Statement of operations metrics (%)
Return on regulatory capital	17.2	17.0	12.5	–	–	15.9	15.0	–
Cost/income ratio	70.0	74.2	77.1	–	–	73.5	75.9	–
Number of employees (full-time equivalents)
Number of employees	7,860	7,800	7,300	1	8	7,860	7,300	8

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Net revenues (CHF million)
Wealth Management & Connected	673	614	557	10	21	1,852	1,784	4
Markets	213	299	254	(29)	(16)	801	932	(14)
Net revenues	886	913	811	(3)	9	2,653	2,716	(2)
Provision for credit losses (CHF million)
New provisions	22	13	12	69	83	54	32	69
Releases of provisions	(3)	(14)	(2)	(79)	50	(19)	(5)	280
Provision for credit losses	19	(1)	10	–	90	35	27	30
Balance sheet statistics (CHF million)
Total assets	108,923	106,592	100,056	2	9	108,923	100,056	9
Net loans	46,888	45,332	42,470	3	10	46,888	42,470	10
of which Private Banking	34,708	34,864	33,337	0	4	34,708	33,337	4
Risk-weighted assets	38,757	37,009	34,001	5	14	38,757	34,001	14
Leverage exposure	117,157	112,060	107,513	5	9	117,157	107,513	9
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	3Q19	2Q19	3Q18	3Q19	2Q19	3Q18	3Q19	2Q19	3Q18
Adjusted results (CHF million)
Net revenues	673	614	557	213	299	254	886	913	811
Provision for credit losses	20	6	1	(1)	(7)	9	19	(1)	10
Total operating expenses	372	392	376	248	285	249	620	677	625
Restructuring expenses	–	–	(3)	–	–	(6)	–	–	(9)
Major litigation provisions	0	0	(1)	0	0	0	0	0	(1)
Adjusted total operating expenses	372	392	372	248	285	243	620	677	615
Income/(loss) before taxes	281	216	180	(34)	21	(4)	247	237	176
Total adjustments	0	0	4	0	0	6	0	0	10
Adjusted income/(loss) before taxes	281	216	184	(34)	21	2	247	237	186
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.2	17.0	13.2
	Wealth Management & Connected		Markets		Asia Pacific
in	9M19	9M18	9M19	9M18	9M19	9M18
Adjusted results (CHF million)
Net revenues	1,852	1,784	801	932	2,653	2,716
Provision for credit losses	43	16	(8)	11	35	27
Total operating expenses	1,142	1,215	809	847	1,951	2,062
Restructuring expenses	–	(17)	–	(18)	–	(35)
Major litigation provisions	0	(78)	0	0	0	(78)
Adjusted total operating expenses	1,142	1,120	809	829	1,951	1,949
Income before taxes	667	553	0	74	667	627
Total adjustments	0	95	0	18	0	113
Adjusted income before taxes	667	648	–	92	667	740
Adjusted return on regulatory capital (%)	–	–	–	–	15.9	17.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
Results details
Income before taxes of CHF 281 million increased 56% compared to 3Q18, mainly reflecting higher net revenues partially offset by higher provision for credit losses. Compared to 2Q19, income before taxes increased 30%, reflecting higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses.
Net revenues
Net revenues of CHF 673 million increased 21% compared to 3Q18, due to higher Private Banking revenues, driven by the gain of CHF 98 million related to the transfer of the InvestLab fund platform reflected in other revenues, partially offset by lower advisory, underwriting and financing revenues. Net interest income increased 15% to CHF 179 million, mainly reflecting higher treasury revenues, partially offset by lower loan margins on stable average loan volumes. Transaction-based revenues increased 19% to CHF 152 million, primarily reflecting higher client activity. Recurring commissions and fees were stable, mainly reflecting higher banking services fees offset by lower fees from lending activities. Advisory, underwriting and financing revenues decreased 18% to CHF 139 million, primarily due to lower fees from M&A transactions and lower equity underwriting revenues.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	673	614	557	10	21	1,852	1,784	4
Provision for credit losses	20	6	1	233	–	43	16	169
Compensation and benefits	249	265	261	(6)	(5)	770	769	0
General and administrative expenses	109	114	99	(4)	10	332	388	(14)
Commission expenses	14	13	13	8	8	40	41	(2)
Restructuring expenses	–	–	3	–	–	–	17	–
Total other operating expenses	123	127	115	(3)	7	372	446	(17)
Total operating expenses	372	392	376	(5)	(1)	1,142	1,215	(6)
Income before taxes	281	216	180	30	56	667	553	21
of which Private Banking	273	165	133	65	105	569	451	26
Statement of operations metrics (%)
Cost/income ratio	55.3	63.8	67.5	–	–	61.7	68.1	–
Net revenue detail (CHF million)
Private Banking	534	437	387	22	38	1,369	1,254	9
of which net interest income	179	168	155	7	15	493	472	4
of which recurring commissions and fees	105	106	104	(1)	1	318	327	(3)
of which transaction-based revenues	152	163	128	(7)	19	460	455	1
of which other revenues	98	0	0	–	–	98	0	–
Advisory, underwriting and financing	139	177	170	(21)	(18)	483	530	(9)
Net revenues	673	614	557	10	21	1,852	1,784	4
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	97	79	76	–	–	84	83	–
Net margin [2]	50	30	26	–	–	35	30	–
Number of relationship managers
Number of relationship managers	610	600	600	2	2	610	600	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 2Q19, net revenues increased 10%, mainly reflecting the gain related to the transfer of the InvestLab fund platform and higher net interest income, partially offset by lower advisory, underwriting and financing revenues and lower transaction-based revenues. Net interest income increased 7%, mainly reflecting higher treasury revenues and higher deposit margins on slightly lower average deposit volumes. Recurring commissions and fees were stable, mainly reflecting higher banking services fees offset by lower investment product management fees. Advisory, underwriting and financing revenues decreased 21%, primarily due to lower fees from M&A transactions and lower equity underwriting revenues, partially offset by higher financing revenues. Transaction-based revenues decreased 7%, primarily reflecting lower brokerage and product issuing fees.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 3Q19, Wealth Management & Connected recorded a provision for credit losses of CHF 20 million, compared to a provision of credit losses of CHF 1 million in 3Q18 and CHF 6 million in 2Q19. The provision for credit losses in 3Q19 included the final provision relating to the default of an Indian infrastructure development company.
Total operating expenses
Total operating expenses of CHF 372 million were stable compared to 3Q18, mainly reflecting lower compensation and benefits offset by higher general and administrative expenses. Compensation and benefits decreased 5% to CHF 249 million, mainly reflecting lower discretionary compensation expenses, partially offset by higher allocated corporate function costs. General and administrative expenses increased 10% to CHF 109 million primarily due to higher allocated corporate function costs.
Compared to 2Q19, total operating expenses decreased 5%, primarily reflecting lower compensation and benefits. Compensation and benefits decreased 6%, primarily driven by lower deferred compensation expenses from prior-year awards and lower discretionary compensation expenses. General and administrative expenses decreased 4%, mainly due to lower allocated corporate function costs.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 97 basis points in 3Q19, 21 basis points higher compared to 3Q18, mainly reflecting the gain related to the transfer of the InvestLab fund platform, higher net interest income and higher transaction-based revenues, partially offset by a 7.4% increase in average assets under management. Compared to 2Q19, our gross margin was 18 basis points higher, primarily reflecting the transfer of the InvestLab fund platform. Excluding the gain related to the transfer of the InvestLab fund platform, our gross margin would have been 79 basis points in 3Q19.
> Refer to “Assets under management” for further information.
Our net margin was 50 basis points in 3Q19, 24 basis points higher compared to 3Q18, mainly reflecting higher net revenues, partially offset by the increase in average assets under management. Compared to 2Q19, our net margin was 20 basis points higher, mainly reflecting higher net revenues. Excluding the gain related to the transfer of the InvestLab fund platform, our net margin would have been 32 basis points in 3Q19.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 3Q19, assets under management of CHF 222.4 billion were CHF 3.7 billion higher compared to the end of 2Q19, reflecting favorable foreign exchange-related movements and net new assets of CHF 2.6 billion, partially offset by unfavorable market movements. Net new assets primarily reflected inflows from Greater China.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Assets under management (CHF billion)
Assets under management	222.4	218.7	207.5	1.7	7.2	222.4	207.5	7.2
Average assets under management	219.4	221.5	204.2	(0.9)	7.4	217.8	202.4	7.6
Assets under management by currency (CHF billion)
USD	125.5	120.8	108.0	3.9	16.2	125.5	108.0	16.2
EUR	6.9	6.4	6.0	7.8	15.0	6.9	6.0	15.0
CHF	1.8	1.8	1.8	0.0	0.0	1.8	1.8	0.0
Other	88.2	89.7	91.7	(1.7)	(3.8)	88.2	91.7	(3.8)
Assets under management	222.4	218.7	207.5	1.7	7.2	222.4	207.5	7.2
Growth in assets under management (CHF billion)
Net new assets	2.6	2.8	6.4	–	–	10.4	16.0	–
Other effects	1.1	(3.1)	(4.5)	–	–	10.3	(5.3)	–
of which market movements	(1.8)	0.9	(0.3)	–	–	10.4	(4.1)	–
of which foreign exchange	2.7	(3.9)	(4.2)	–	–	1.1	(2.5)	–
of which other	0.2	(0.1)	0.0	–	–	(1.2)	1.3	–
Growth in assets under management	3.7	(0.3)	1.9	–	–	20.7	10.7	–
Growth in assets under management (annualized) (%)
Net new assets	4.8	5.1	12.5	–	–	6.9	10.8	–
Other effects	2.0	(5.6)	(8.8)	–	–	6.8	(3.6)	–
Growth in assets under management (annualized)	6.8	(0.5)	3.7	–	–	13.7	7.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.6	7.5	9.1	–	–	–	–	–
Other effects	1.6	(1.1)	0.1	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	7.2	6.4	9.2	–	–	–	–	–

Markets
Results details
Loss before taxes of CHF 34 million in 3Q19 increased compared to a loss before taxes of CHF 4 million in 3Q18, mainly reflecting lower net revenues, partially offset by a release of provision for credit losses in 3Q19. Compared to 2Q19, the decrease in income before taxes primarily reflected lower net revenues, partially offset by lower total operating expenses.
Net revenues
Net revenues of CHF 213 million decreased 16% compared to 3Q18, reflecting lower equity and fixed income sales and trading revenues. Equity sales and trading revenues decreased 10% to CHF 195 million, mainly due to lower revenues from equity derivatives, prime services and cash equities. Fixed income sales and trading revenues decreased 51% to CHF 18 million, mainly due to lower revenues from credit products and structured products.
Compared to 2Q19, net revenues decreased 29%, reflecting lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased 79%, mainly driven by lower revenues from credit products, emerging market rates products and structured products. Equity sales and trading revenues decreased 8%, mainly due to lower revenues from equity derivatives and cash equities, partially offset by higher revenues from prime services.
Results - Markets
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	213	299	254	(29)	(16)	801	932	(14)
Provision for credit losses	(1)	(7)	9	(86)	–	(8)	11	–
Compensation and benefits	113	145	111	(22)	2	390	404	(3)
General and administrative expenses	92	93	89	(1)	3	285	286	0
Commission expenses	43	47	43	(9)	0	134	139	(4)
Restructuring expenses	–	–	6	–	–	–	18	–
Total other operating expenses	135	140	138	(4)	(2)	419	443	(5)
Total operating expenses	248	285	249	(13)	0	809	847	(4)
Income/(loss) before taxes	(34)	21	(4)	–	–	0	74	(100)
Statement of operations metrics (%)
Cost/income ratio	116.4	95.3	98.0	–	–	101.0	90.9	–
Net revenue detail (CHF million)
Equity sales and trading	195	212	217	(8)	(10)	605	690	(12)
Fixed income sales and trading	18	87	37	(79)	(51)	196	242	(19)
Net revenues	213	299	254	(29)	(16)	801	932	(14)
Provision for credit losses
In 3Q19, Markets recorded a release of provision for credit losses of CHF 1 million, compared to a provision for credit losses of CHF 9 million in 3Q18 and a release of provision for credit losses of CHF 7 million in 2Q19.
Total operating expenses
Total operating expenses of CHF 248 million were stable compared to 3Q18, reflecting slightly higher general and administrative expenses and slightly higher compensation and benefits offset by restructuring expenses incurred in 3Q18. General and administrative expenses increased slightly to CHF 92 million, mainly reflecting higher allocated corporate function costs. Compensation and benefits increased slightly to CHF 113 million, primarily reflecting higher employee benefits, salaries and allocated corporate function costs, largely offset by lower discretionary compensation expenses.
Compared to 2Q19, total operating expenses decreased 13%, mainly reflecting lower compensation and benefits. Compensation and benefits decreased 22%, primarily driven by lower discretionary compensation expenses and salary expenses. General and administrative expenses were stable.

Global Markets
In 3Q19, we reported income before taxes of CHF 269 million and net revenues of CHF 1,415 million. Results reflected positive operating leverage, due to broad based revenue growth across businesses, driving a substantial increase in profitability compared to 3Q18.
Results summary
3Q19 results
In 3Q19, we reported income before taxes of CHF 269 million and net revenues of CHF 1,415 million. Net revenues increased 36% compared to 3Q18, driven by strong trading activity, particularly in fixed income, reflecting continued investor demand for yield products, and reduced funding costs. Total operating expenses of CHF 1,138 million were stable, reflecting the restructuring expenses incurred in 3Q18, offset by higher general and administrative expenses, commission expenses and compensation and benefits.
Compared to 2Q19, net revenues decreased 9%, reflecting a seasonal slowdown in trading client activity and lower revenues in underwriting. Total operating expenses decreased 5% compared to 2Q19, mainly reflecting lower compensation and benefits.
Capital and leverage metrics
As of the end of 3Q19, we reported risk-weighted assets of USD 61.0 billion, an increase of USD 1.4 billion compared to the end of 2Q19, primarily as a result of a regular update to the stressed window calibration. Leverage exposure was USD 261.0 billion, stable compared to the end of 2Q19.
Divisional results
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	1,415	1,553	1,043	(9)	36	4,440	4,015	11
Provision for credit losses	8	2	3	300	167	21	19	11
Compensation and benefits	577	638	566	(10)	2	1,851	1,778	4
General and administrative expenses	429	426	397	1	8	1,270	1,334	(5)
Commission expenses	132	130	109	2	21	390	375	4
Restructuring expenses	–	–	64	–	–	–	162	–
Total other operating expenses	561	556	570	1	(2)	1,660	1,871	(11)
Total operating expenses	1,138	1,194	1,136	(5)	0	3,511	3,649	(4)
Income/(loss) before taxes	269	357	(96)	(25)	–	908	347	162
Statement of operations metrics (%)
Return on regulatory capital	8.3	11.0	(3.0)	–	–	9.5	3.5	–
Cost/income ratio	80.4	76.9	108.9	–	–	79.1	90.9	–
Number of employees (full-time equivalents)
Number of employees	12,380	11,830	11,250	5	10	12,380	11,250	10

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	896	899	513	0	75	2,685	2,176	23
Equity sales and trading	421	509	374	(17)	13	1,470	1,353	9
Underwriting	209	238	268	(12)	(22)	588	805	(27)
Other [1]	(111)	(93)	(112)	19	(1)	(303)	(319)	(5)
Net revenues	1,415	1,553	1,043	(9)	36	4,440	4,015	11
Balance sheet statistics (CHF million)
Total assets	214,708	217,930	215,246	(1)	0	214,708	215,246	0
Risk-weighted assets	60,757	58,146	57,338	4	6	60,757	57,338	6
Risk-weighted assets (USD)	60,951	59,513	58,691	2	4	60,951	58,691	4
Leverage exposure	260,216	254,198	249,240	2	4	260,216	249,240	4
Leverage exposure (USD)	261,045	260,176	255,121	0	2	261,045	255,121	2
1 Other revenues include treasury funding costs and the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise.
Reconciliation of adjusted results
	Global Markets
in	3Q19	2Q19	3Q18	9M19	9M18
Adjusted results (CHF million)
Net revenues	1,415	1,553	1,043	4,440	4,015
Provision for credit losses	8	2	3	21	19
Total operating expenses	1,138	1,194	1,136	3,511	3,649
Restructuring expenses	–	–	(64)	–	(162)
Major litigation provisions	0	0	(10)	0	(10)
Expenses related to real estate disposals	0	(9)	–	(17)	–
Adjusted total operating expenses	1,138	1,185	1,062	3,494	3,477
Income/(loss) before taxes	269	357	(96)	908	347
Total adjustments	0	9	74	17	172
Adjusted income/(loss) before taxes	269	366	(22)	925	519
Adjusted return on regulatory capital (%)	8.3	11.3	(0.7)	9.6	5.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 3Q19, fixed income sales and trading revenues of CHF 896 million increased 75% compared to 3Q18, driven by significantly higher client activity across most businesses. Securitized products revenues increased, reflecting substantially higher agency trading activity due to favorable market conditions including interest rate volatility, increased trading volumes and investor demand for yield products and reflecting robust client activity in our fee-based asset finance franchise. Global credit products revenues increased significantly, reflecting higher investment grade trading client activity across regions, reflecting benefits from investments in the franchise and stable leveraged finance trading revenues. Emerging markets revenues increased significantly, driven by higher structured credit and financing client activity in Latin America and Europe, Middle East and Africa (EMEA). This was partially offset by lower macro products revenues reflecting reduced rates trading activity.
Compared to 2Q19, fixed income sales and trading revenues were stable, in a seasonally slower quarter. Global credit products revenues decreased, reflecting lower leveraged finance trading revenues, partially offset by higher investment grade trading activity. Macro products revenues decreased, primarily due to lower rates revenues. These decreases were partially offset by increased emerging markets revenues, reflecting significantly higher structured credit revenues across regions due to increased client activity and higher financing revenues in Brazil. Securitized products revenues were stable, as higher agency trading activity and continued momentum in our asset finance franchise was offset by lower non-agency trading activity.
Equity sales and trading
In 3Q19, equity sales and trading revenues of CHF 421 million increased 13% compared to 3Q18, reflecting higher equity derivatives and prime services revenues, partially offset by lower cash equities revenues. Equity derivatives revenues increased, reflecting higher flow and corporate derivatives trading activity particularly in EMEA due to benefits from investments in the business and increased market volatility. Prime services revenues increased, primarily due to higher client financing revenues across regions driven by increased client balances and market volatility. These increases were partially offset by lower cash equities revenues, as reduced primary activity resulted in lower secondary trading activity.
Compared to 2Q19, equity sales and trading revenues decreased 17%, primarily due to a seasonal decline in client activity. Prime services revenues decreased, driven by reduced listed derivatives revenues. Equity derivatives revenues decreased, reflecting lower client activity in structured and flow derivatives, partially offset by improved corporate derivatives revenues. In addition, cash equities revenues decreased, reflecting reduced trading volumes particularly in EMEA.
Underwriting
In 3Q19, underwriting revenues of CHF 209 million decreased 22% compared to 3Q18, reflecting lower industry-wide issuance activity. Debt underwriting revenues decreased, reflecting lower industry-wide leveraged finance issuance activity. Equity underwriting revenues decreased, reflecting lower equity issuance activity due to increased market volatility.
Compared to 2Q19, underwriting revenues decreased 12%, primarily due to reduced equity underwriting revenues. Equity underwriting revenues decreased significantly due to reduced industry-wide issuance activity. This was partially offset by slightly increased debt underwriting revenues, reflecting higher investment grade issuance activity.
Provision for credit losses
In 3Q19, we recorded provision for credit losses of CHF 8 million, compared to CHF 3 million in 3Q18 and CHF 2 million in 2Q19.
Total operating expenses
In 3Q19, total operating expenses of CHF 1,138 million were stable compared to 3Q18, reflecting the restructuring expenses incurred in 3Q18, offset by higher general and administrative expenses, commission expenses and compensation and benefits. General and administrative expenses of CHF 429 million increased 8%, primarily reflecting higher professional services costs. Compensation and benefits of CHF 577 million increased slightly, reflecting higher deferred compensation expenses from prior-year awards and increased salary expenses, offset by lower discretionary compensation expenses.
Compared to 2Q19, total operating expenses decreased 5%, mainly reflecting lower compensation and benefits. Compensation and benefits decreased 10%, reflecting lower discretionary compensation expenses and reduced salary expenses. General and administrative expenses were stable.

Investment Banking & Capital Markets
In 3Q19, we reported a loss before taxes of CHF 15 million and net revenues of CHF 425 million. Net revenues decreased 20% compared to 3Q18 and 6% compared to 2Q19.
Results summary
3Q19 results
In 3Q19, we reported a loss before taxes of CHF 15 million compared to income before taxes of CHF 70 million in 3Q18, driven by lower revenues across our advisory and underwriting businesses, reflecting lower client activity from completed M&A transactions and initial public offering (IPO) issuances, partially offset by lower operating expenses. Net revenues of CHF 425 million decreased 20% across our advisory and underwriting businesses in a quarter characterized by volatility and macroeconomic uncertainty. Advisory and other fees decreased 27%, driven by significantly lower revenues from completed M&A transactions. Equity underwriting revenues decreased 20%, driven by lower IPO issuance and follow-on client activity. Debt underwriting revenues decreased 9%, driven primarily by lower revenues from UHNWI clients, derivatives financing and leveraged finance activity. Total operating expenses of CHF 429 million decreased 6%, primarily driven by lower compensation and benefits and the restructuring expenses incurred in 3Q18, partially offset by higher general and administrative expenses.
Compared to 2Q19, net revenues decreased 6%, driven by lower revenues from equity underwriting and debt underwriting, partially offset by higher revenues from advisory and other fees. Equity underwriting revenues decreased 34% and debt underwriting revenues decreased 4%. The decrease in underwriting activity was partially offset by revenues from advisory and other fees, which increased 10%. Total operating expenses decreased 4%, reflecting lower compensation and benefits and slightly lower general and administrative expenses.
Capital and leverage metrics
As of the end of 3Q19, risk-weighted assets were USD 26.1 billion, a decrease of USD 0.6 billion compared to the end of 2Q19, primarily driven by a decrease in our corporate derivatives business portfolio. Leverage exposure was USD 45.1 billion, an increase of USD 1.3 billion compared to the end of 2Q19, primarily driven by an increase in corporate loan exposure.
Divisional results
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Net revenues	425	454	530	(6)	(20)	1,235	1,702	(27)
Provision for credit losses	11	1	3	–	267	20	19	5
Compensation and benefits	303	319	325	(5)	(7)	933	1,008	(7)
General and administrative expenses	121	124	112	(2)	8	372	353	5
Commission expenses	5	4	3	25	67	12	5	140
Restructuring expenses	–	–	17	–	–	–	78	–
Total other operating expenses	126	128	132	(2)	(5)	384	436	(12)
Total operating expenses	429	447	457	(4)	(6)	1,317	1,444	(9)
Income/(loss) before taxes	(15)	6	70	–	–	(102)	239	–
Statement of operations metrics (%)
Return on regulatory capital	(1.7)	0.8	8.9	–	–	(3.7)	10.4	–
Cost/income ratio	100.9	98.5	86.2	–	–	106.6	84.8	–
Number of employees (full-time equivalents)
Number of employees	3,110	3,090	3,140	1	(1)	3,110	3,140	(1)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Net revenue detail (CHF million)
Advisory and other fees	174	158	237	10	(27)	472	674	(30)
Debt underwriting	202	211	223	(4)	(9)	599	751	(20)
Equity underwriting	73	111	91	(34)	(20)	242	299	(19)
Other	(24)	(26)	(21)	(8)	14	(78)	(22)	255
Net revenues	425	454	530	(6)	(20)	1,235	1,702	(27)
Balance sheet statistics (CHF million)
Total assets	19,177	17,667	16,116	9	19	19,177	16,116	19
Risk-weighted assets	26,022	26,112	22,448	0	16	26,022	22,448	16
Risk-weighted assets (USD)	26,105	26,726	22,978	(2)	14	26,105	22,978	14
Leverage exposure	44,967	42,846	41,089	5	9	44,967	41,089	9
Leverage exposure (USD)	45,110	43,854	42,058	3	7	45,110	42,058	7
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	3Q19	2Q19	3Q18	9M19	9M18
Adjusted results (CHF million)
Net revenues	425	454	530	1,235	1,702
Provision for credit losses	11	1	3	20	19
Total operating expenses	429	447	457	1,317	1,444
Restructuring expenses	–	–	(17)	–	(78)
Expenses related to real estate disposals	0	(5)	–	(12)	–
Adjusted total operating expenses	429	442	440	1,305	1,366
Income/(loss) before taxes	(15)	6	70	(102)	239
Total adjustments	0	5	17	12	78
Adjusted income/(loss) before taxes	(15)	11	87	(90)	317
Adjusted return on regulatory capital (%)	(1.6)	1.4	11.0	(3.2)	13.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 3Q19, revenues from advisory and other fees of CHF 174 million decreased 27% compared to 3Q18, reflecting significantly lower revenues from completed M&A transactions.
Compared to 2Q19, revenues from advisory and other fees increased 10%, driven by higher revenues from completed M&A transactions.
Debt underwriting
In 3Q19, debt underwriting revenues of CHF 202 million decreased 9% compared to 3Q18, primarily driven by lower revenues from UHNWI clients and lower derivatives financing and leveraged finance revenues, partially offset by momentum in investment grade underwriting revenues.
Compared to 2Q19, debt underwriting revenues decreased 4%, reflecting a decline in market activity, mainly driven by lower leveraged finance revenues, partially offset by higher investment grade underwriting revenues.
Equity underwriting
In 3Q19, equity underwriting revenues of CHF 73 million decreased 20% compared to 3Q18, driven by lower revenues from IPO issuance and follow-on activity.
Compared to 2Q19, equity underwriting revenues decreased 34%, primarily driven by lower revenues from IPO issuance activity.
Provision for credit losses
In 3Q19, we recorded provision for credit losses of CHF 11 million, compared to CHF 1 million in 2Q19, reflecting an increase in the market-implied probability of default (PD) on non-fair valued loans in our corporate lending portfolio. In 3Q18, we recorded provisions for credit losses of CHF 3 million, which included a release of provisions relating to two counterparties.
Total operating expenses
In 3Q19, total operating expenses of CHF 429 million decreased 6% compared to 3Q18, reflecting lower compensation and benefits and the restructuring expenses incurred in 3Q18. Compensation and benefits of CHF 303 million decreased 7%, primarily reflecting lower discretionary compensation expenses, and included severance costs of CHF 10 million in 3Q19. General and administrative expenses of CHF 121 million increased 8%, reflecting increases across various expense categories.
Compared to 2Q19, total operating expenses decreased 4%, reflecting lower compensation and benefits and slightly lower general and administrative expenses. Compensation and benefits decreased 5%, primarily reflecting lower discretionary compensation expenses.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change		in		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	841	924	1,020	(9)	(18)	2,534	3,282	(23)
of which advisory and other fees	203	208	291	(2)	(30)	582	855	(32)
of which debt underwriting	463	463	498	0	(7)	1,386	1,682	(18)
of which equity underwriting	175	253	231	(31)	(24)	566	745	(24)

Corporate Center
In 3Q19, we reported a loss before taxes of CHF 505 million compared to CHF 61 million in 3Q18 and CHF 396 million in 2Q19.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and, since 1Q19, legacy funding costs previously reported in the Strategic Resolution Unit.
Beginning in 1Q19 the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Prior periods have not been restated.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments, certain deferred compensation retention awards intended to support the restructuring of the Group and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Statements of operations (CHF million)
Treasury results	(276)	(208)	(5)	33	–	(602)	(119)	406
Asset Resolution Unit	(45)	(24)	–	88	–	(104)	–	–
Other	43	48	57	(10)	(25)	153	135	13
Net revenues	(278)	(184)	52	51	–	(553)	16	–
Provision for credit losses	(8)	4	0	–	–	2	0	–
Compensation and benefits	67	103	63	(35)	6	300	192	56
General and administrative expenses	153	89	46	72	233	382	53	–
Commission expenses	15	16	4	(6)	275	47	44	7
Restructuring expenses	–	–	0	–	–	–	1	–
Total other operating expenses	168	105	50	60	236	429	98	338
Total operating expenses	235	208	113	13	108	729	290	151
Income/(loss) before taxes	(505)	(396)	(61)	28	–	(1,284)	(274)	369
of which Asset Resolution Unit	(95)	(93)	–	2	–	(291)	–	–
Balance sheet statistics (CHF million)
Total assets	124,979	117,731	103,379	6	21	124,979	103,379	21
Risk-weighted assets	53,284	49,053	29,712	9	79	53,284	29,712	79
Leverage exposure	132,517	126,384	104,593	5	27	132,517	104,593	27
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results summary
3Q19 results
In 3Q19, we reported a loss before taxes of CHF 505 million compared to CHF 61 million in 3Q18 and CHF 396 million in 2Q19.
Net revenues
In 3Q19, we reported negative net revenues of CHF 278 million compared to net revenues of CHF 52 million in 3Q18 and negative net revenues of CHF 184 million in 2Q19.
Negative treasury results of CHF 276 million in 3Q19 mainly reflected losses of CHF 181 million with respect to structured notes volatility, primarily relating to interest rate movements, negative revenues of CHF 74 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 32 million relating to hedging volatility and losses of CHF 10 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 21 million relating to fair value option volatility on own debt. In 3Q18, negative treasury results of CHF 5 million mainly reflected negative revenues of CHF 106 million relating to funding activities, partially offset by gains of CHF 74 million with respect to structured notes volatility, primarily from valuation model enhancements, and gains of CHF 18 million relating to hedging volatility. In 2Q19, negative treasury results of CHF 208 million reflected losses of CHF 208 million with respect to structured notes volatility, mainly relating to interest rate movements, and negative revenues of CHF 83 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 59 million relating to hedging volatility, gains of CHF 15 million relating to fair value option volatility on own debt and gains of CHF 11 million on fair-valued money market instruments.
In the Asset Resolution Unit, we reported negative net revenues of CHF 45 million in 3Q19 compared to CHF 24 million in 2Q19. The increase in negative net revenues was primarily driven by lower revenues from portfolio assets.
Other revenues of CHF 43 million decreased CHF 14 million compared to 3Q18, mainly reflecting a fair value gain on a legacy convertible bond position recognized in 3Q18 and a valuation adjustment on a legacy exposure. These decreases were partially offset by the impact from the gross recognition of sublease rental income under the new accounting standard for leases and a positive impact from a specific client compliance function. Compared to 2Q19, other revenues decreased CHF 5 million, mainly reflecting a valuation adjustment on a legacy exposure, partially offset by a positive valuation impact from long-dated legacy deferred compensation and retirement programs. 2Q19 included a loss from a sale of real estate.
Provision for credit losses
In 3Q19, we recorded a release of provision for credit losses of CHF 8 million compared to provision for credit losses of zero in 3Q18 and CHF 4 million in 2Q19. The release of provision for credit losses in 3Q19 and provision for credit losses in 2Q19 were primarily related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 235 million increased CHF 122 million compared to 3Q18, mainly reflecting an increase in general and administrative expenses. General and administrative expenses of CHF 153 million increased CHF 107 million, primarily reflecting higher expenses related to the legacy litigation provisions, general and administrative expenses related to the Asset Resolution Unit and the impact from the gross recognition of sublease rental income under the new accounting standard for leases. These increases were partially offset by the impact of corporate function allocations. Compensation and benefits of CHF 67 million increased CHF 4 million, primarily reflecting compensation and benefits related to the Asset Resolution Unit, partially offset by lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards.
Compared to 2Q19, total operating expenses increased CHF 27 million, reflecting an increase in general and administrative expenses, partially offset by a decrease in compensation and benefits. General and administrative expenses increased CHF 64 million, primarily reflecting the impact of corporate function allocations. Compensation and benefits decreased CHF 36 million, primarily reflecting lower deferred compensation expenses from prior-year awards, lower compensation and benefits related to the Asset Resolution Unit and the impact of corporate function allocations, partially offset by higher expenses for long-dated legacy deferred compensation and retirement programs.
Capital and leverage metrics
As of the end of 3Q19, we reported risk-weighted assets of CHF 53.3 billion, an increase of CHF 4.2 billion compared to the end of 2Q19, primarily driven by increases in risk levels in credit risk and a foreign exchange impact. Leverage exposure was CHF 132.5 billion as of the end of 3Q19, an increase of CHF 6.1 billion compared to the end of 2Q19, primarily related to an increase in our centrally held balance of HQLA.

Expense allocation to divisions
	in			% change		in		% change
	3Q19	2Q19	3Q18	QoQ	YoY	9M19	9M18	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	708	753	722	(6)	(2)	2,233	2,159	3
General and administrative expenses	554	554	503	0	10	1,729	1,573	10
Commission expenses	15	16	4	(6)	275	47	44	7
Restructuring expenses	–	–	115	–	–	–	244	–
Total other operating expenses	569	570	622	0	(9)	1,776	1,861	(5)
Total operating expenses before allocation to divisions	1,277	1,323	1,344	(3)	(5)	4,009	4,020	0
Net allocation to divisions	1,042	1,115	1,231	(7)	(15)	3,280	3,730	(12)
of which Swiss Universal Bank	240	259	263	(7)	(9)	753	788	(4)
of which International Wealth Management	200	213	216	(6)	(7)	626	655	(4)
of which Asia Pacific	175	186	181	(6)	(3)	545	572	(5)
of which Global Markets	347	372	413	(7)	(16)	1,100	1,240	(11)
of which Investment Banking & Capital Markets	80	85	96	(6)	(17)	256	277	(8)
of which Strategic Resolution Unit [1]	–	–	62	–	–	–	198	–
Total operating expenses	235	208	113	13	108	729	290	151
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

1 Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.
Asset Resolution Unit
	in / end of				% change	in / end of
	3Q19		2Q19		QoQ	9M19
Statements of operations (CHF million)
Revenues from portfolio assets	7		30		(77)	58
Asset funding costs	(52)		(54)		(4)	(162)
Net revenues	(45)		(24)		88	(104)
Provision for credit losses	(9)		4		–	1
Compensation and benefits	28		41		(32)	103
General and administrative expenses	29		21		38	76
Commission expenses	2		3		(33)	7
Total other operating expenses	31		24		29	83
Total operating expenses	59		65		(9)	186
Income/(loss) before taxes	(95)		(93)		2	(291)
Balance sheet statistics (CHF million)
Total assets	19,539		20,153		(3)	19,539
Risk-weighted assets (USD)	10,340	[1]	8,514	[1]	21	10,340
Leverage exposure (USD)	27,455		29,018		(5)	27,455
1 Risk-weighted assets excluding operational risk were USD 8,628 million and USD 6,766 million as of the end of 3Q19 and 2Q19, respectively.

Assets under management
As of the end of 3Q19, assets under management were CHF 1,482.2 billion, an increase of CHF 22.3 billion compared to the end of 2Q19, with net new assets of CHF 12.8 billion in 3Q19.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management and client assets
end of	3Q19	2Q19	3Q18		% change QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	214.2	214.7	209.3		(0.2)
Swiss Universal Bank - Corporate & Institutional Clients	424.6	410.7	360.2		3.4
International Wealth Management - Private Banking	365.2	363.1	368.4		0.6
International Wealth Management - Asset Management	426.0	414.0	403.7		2.9
Asia Pacific - Private Banking	222.4	218.7	207.5		1.7
Strategic Resolution Unit [1]	–	–	2.4		–
Assets managed across businesses [2]	(170.2)	(161.3)	(146.8)	[3]	5.5
Assets under management	1,482.2	1,459.9	1,404.7	[3]	1.5
of which discretionary assets	475.0	469.2	464.4	[3]	1.2
of which advisory assets	1,007.2	990.7	940.3		1.7
Client assets (CHF billion) [4]
Swiss Universal Bank - Private Clients	254.1	254.0	245.4		0.0
Swiss Universal Bank - Corporate & Institutional Clients	522.1	508.5	463.9		2.7
International Wealth Management - Private Banking	468.6	460.9	460.5		1.7
International Wealth Management - Asset Management	426.0	414.0	403.7		2.9
Asia Pacific - Private Banking	272.1	272.7	254.9		(0.2)
Strategic Resolution Unit [1]	–	–	4.6		–
Assets managed across businesses [2]	(170.2)	(161.3)	(146.8)	[3]	5.5
Client Assets	1,772.7	1,748.8	1,686.2	[3]	1.4
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3 Prior period has been corrected.
4
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	3Q19	2Q19	3Q18		9M19	9M18
Growth in assets under management (CHF billion)
Net new assets	12.8	23.2	15.7	[1]	71.8	56.0	[1]
of which Swiss Universal Bank - Private Clients	(0.6)	1.2	0.9		3.9	4.1
of which Swiss Universal Bank - Corporate & Institutional Clients	6.3	8.9	1.8		42.8	6.5
of which International Wealth Management - Private Banking	3.6	5.5	3.0		10.4	13.7
of which International Wealth Management - Asset Management [2]	5.9	8.6	4.5		14.0	21.5
of which Asia Pacific - Private Banking	2.6	2.8	6.4		10.4	16.0
of which Strategic Resolution Unit [3]	–	–	0.0		–	(0.2)
of which assets managed across businesses [4]	(5.0)	(3.8)	(0.9)	[1]	(9.7)	(5.6)	[1]
Other effects	9.5	5.4	(9.7)		63.1	(27.4)	[1]
of which Swiss Universal Bank - Private Clients	0.1	2.8	0.5		12.3	(3.1)
of which Swiss Universal Bank - Corporate & Institutional Clients	7.6	5.9	2.6		33.1	(1.0)
of which International Wealth Management - Private Banking	(1.5)	1.2	(5.3)		(2.7)	(12.2)
of which International Wealth Management - Asset Management	6.1	0.9	(2.2)		23.3	(3.4)
of which Asia Pacific - Private Banking	1.1	(3.1)	(4.5)		10.3	(5.3)
of which Strategic Resolution Unit [3]	–	–	(0.1)		(0.5)	(2.4)
of which assets managed across businesses [4]	(3.9)	(2.3)	(0.7)		(12.7)	0.0	[1]
Growth in assets under management	22.3	28.6	6.0	[1]	134.9	28.6	[1]
of which Swiss Universal Bank - Private Clients	(0.5)	4.0	1.4		16.2	1.0
of which Swiss Universal Bank - Corporate & Institutional Clients	13.9	14.8	4.4		75.9	5.5
of which International Wealth Management - Private Banking	2.1	6.7	(2.3)		7.7	1.5
of which International Wealth Management - Asset Management [2]	12.0	9.5	2.3		37.3	18.1
of which Asia Pacific - Private Banking	3.7	(0.3)	1.9		20.7	10.7
of which Strategic Resolution Unit [3]	–	–	(0.1)		(0.5)	(2.6)
of which assets managed across businesses [4]	(8.9)	(6.1)	(1.6)	[1]	(22.4)	(5.6)	[1]
Growth in assets under management (annualized) (%)
Net new assets	3.5	6.5	4.5	[1]	7.1	5.4	[1]
of which Swiss Universal Bank - Private Clients	(1.1)	2.3	1.7		2.6	2.6
of which Swiss Universal Bank - Corporate & Institutional Clients	6.1	9.0	2.0		16.4	2.4
of which International Wealth Management - Private Banking	4.0	6.2	3.2		3.9	5.0
of which International Wealth Management - Asset Management [2]	5.7	8.5	4.5		4.8	7.4
of which Asia Pacific - Private Banking	4.8	5.1	12.5		6.9	10.8
of which Strategic Resolution Unit [3]	–	–	0.0		–	(5.3)
of which assets managed across businesses [4]	12.4	9.8	2.5	[1]	8.8	5.3	[1]
Other effects	2.6	1.5	(2.8)	[1]	6.3	(2.6)	[1]
of which Swiss Universal Bank - Private Clients	0.2	5.3	1.0		8.3	(2.0)
of which Swiss Universal Bank - Corporate & Institutional Clients	7.4	6.0	2.9		12.6	(0.3)
of which International Wealth Management - Private Banking	(1.7)	1.3	(5.7)		(1.0)	(4.5)
of which International Wealth Management - Asset Management	5.9	0.9	(2.2)		8.0	(1.1)
of which Asia Pacific - Private Banking	2.0	(5.6)	(8.8)		6.8	(3.6)
of which Strategic Resolution Unit [3]	–	–	(16.0)		(133.3)	(64.0)
of which assets managed across businesses [4]	9.7	5.9	1.9		11.4	0.0	[1]
Growth in assets under management	6.1	8.0	1.7	[1]	13.4	2.8
of which Swiss Universal Bank - Private Clients	(0.9)	7.6	2.7		10.9	0.6
of which Swiss Universal Bank - Corporate & Institutional Clients	13.5	15.0	4.9		29.0	2.1
of which International Wealth Management - Private Banking	2.3	7.5	(2.5)		2.9	0.5
of which International Wealth Management - Asset Management [2]	11.6	9.4	2.3		12.8	6.3
of which Asia Pacific - Private Banking	6.8	(0.5)	3.7		13.7	7.2
of which Strategic Resolution Unit [3]	–	–	(16.0)		(133.3)	(69.3)
of which assets managed across businesses [4]	22.1	15.7	4.4	[1]	20.2	5.3	[1]
1 Prior period has been corrected.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

4 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	3Q19	2Q19	3Q18		9M19	9M18
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	5.1	5.4	4.4	[1]	–	–
of which Swiss Universal Bank - Private Clients	1.3	2.1	2.0		–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	12.5	11.4	1.8		–	–
of which International Wealth Management - Private Banking	3.0	2.8	4.6		–	–
of which International Wealth Management - Asset Management [2]	3.6	3.3	6.1		–	–
of which Asia Pacific - Private Banking	5.6	7.5	9.1		–	–
of which Strategic Resolution Unit [3]	(4.2)	(4.0)	(11.9)		–	–
of which assets managed across businesses [4]	8.5	5.8	5.3	[1]	–	–
1 Prior period has been corrected.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

4 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
3Q19 results details
As of the end of 3Q19, assets under management of CHF 1,482.2 billion increased CHF 22.3 billion compared to the end of 2Q19. The increase was primarily driven by net new assets of CHF 12.8 billion, favorable market movements and foreign exchange-related movements.
Net new assets of CHF 12.8 billion mainly reflected inflows across the following businesses. Net new assets of CHF 6.3 billion in the Corporate & Institutional Clients business of Swiss Universal Bank primarily reflected inflows from the pension business. Net new assets of CHF 5.9 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional and alternative investments, partially offset by outflows from emerging market joint ventures. Net new assets of CHF 3.6 billion in the Private Banking business of International Wealth Management primarily reflected inflows from emerging markets, partially offset by outflows in Europe. Net new assets of CHF 2.6 billion in the Private Banking business of Asia Pacific primarily reflected inflows from Greater China.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 3Q19, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered HQLA available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complimentary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, as amended, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. The Federal Council has decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018, and will reconsider this matter at the end of 2019.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on the BIS liquidity framework and Swiss liquidity requirements.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool that covers unexpected outflows in the event of severe market and idiosyncratic stress.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on our approach to liquidity risk management, governance and contingency planning.

Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on our liquidity pool.
As of the end of 3Q19, our liquidity pool managed by Treasury and the global liquidity group had an HQLA value of CHF 163.6 billion. The liquidity pool consisted of CHF 81.3 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed and CHF 82.3 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Global Markets and Asia Pacific divisions, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 3Q19, this portfolio of liquid assets had a market value of CHF 29.3 billion, consisting of CHF 13.0 billion of high-grade bonds and CHF 16.3 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 13% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
End of	3Q19					2Q19	4Q18
	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	57,970	9,599	11,842	1,911	81,322	78,673	85,494
Securities	7,354	48,384	8,247	18,280	82,265	83,289	74,360
Liquid assets [1]	65,324	57,983	20,089	20,191	163,587	161,962	159,854
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 189% as of the end of 3Q19, a decrease from 193% as of the end of 2Q19, representing an average HQLA of CHF 163.5 billion and average net cash outflows of CHF 86.5 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The decrease in the LCR in 3Q19 reflected an increase in net cash outflows, which was partially offset by an increase in HQLA. The increase in net cash outflows was primarily driven by higher cash outflows from unsecured wholesale funding related to non-operational deposits and unsecured debt, which was partially offset by a decrease in net cash outflows associated with secured wholesale funding and secured lending activities. The higher HQLA during the period was the result of an increase in cash held with central banks, which was partially offset by a reduction in securities.
The spot balance of HQLA held on the last business day of 3Q19 was CHF 162.2 billion, which was CHF 9.4 billion higher than the spot balance of HQLA held on the last business day of 2Q19.

Liquidity coverage ratio – Group
	3Q19				2Q19		4Q18
end of	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		163,464		161,276		161,231
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,826		21,032		21,393		20,765
Unsecured wholesale funding	222,162		94,367		88,429		89,065
Secured wholesale funding	–		52,146		56,631		54,879
Additional requirements	171,431		33,442		33,533		36,921
Other contractual funding obligations	53,932		53,932		58,675		65,526
Other contingent funding obligations	209,572		5,908		5,617		5,391
Total cash outflows	–		260,827		264,278		272,547
Cash inflows (CHF million)
Secured lending	130,893		86,130		87,596		85,678
Inflows from fully performing exposures	68,792		32,698		33,292		31,785
Other cash inflows	55,455		55,455		60,012		67,273
Total cash inflows	255,140		174,283		180,900		184,736
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		163,464		161,276		161,231
Net cash outflows (CHF million)	–		86,544		83,378		87,811
Liquidity coverage ratio (%)	–		189		193		184
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 14% as of the end of 3Q19, compared to 14% as of the end of 2Q19, reflecting stable deposits. Loans were stable compared to 2Q19. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 339 billion as of the end of 3Q19, compared to CHF 334 billion as of the end of 2Q19, reflecting a stable customer deposit base in the private banking and corporate & institutional clients businesses in 3Q19. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 3Q19, we had outstanding long-term debt of CHF 159.1 billion, which included senior and subordinated instruments. We had CHF 51.0 billion and CHF 15.1 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q19 compared to CHF 51.1 billion and CHF 15.0 billion, respectively, as of the end of 2Q19.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings remained stable with CHF 26.2 billion as of the end of 3Q19, compared to CHF 26.1 billion as of the end of 2Q19.
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q19, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2018 for further information.
Debt issuances and redemptions
in 3Q19	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.4	3.6	2.2	6.2
of which unsecured	0.0	3.6	2.2	5.8
of which secured	0.4	0.0	0.0	0.4
Maturities / Redemptions	5.9	0.0	0.0	5.9
of which unsecured	5.7	0.0	0.0	5.7
of which secured	0.2	0.0	0.0	0.2
Excludes structured notes.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.1 billion, CHF 0.3 billion and CHF 1.1 billion, respectively, as of the end of 3Q19, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2018 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 3Q19, our BIS CET1 ratio was 12.4% and our BIS tier 1 leverage ratio was 5.5%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the phase-out of certain capital instruments. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: global systemically important banks (G-SIBs) must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard.

Both the going concern and the gone concern requirements are subject to a phase-in, with gradually increasing requirements as well as grandfathering provisions for certain outstanding instruments and have to be fully applied by January 1, 2020.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of the Swiss Requirements.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.

Regulatory developments
In August 2019, FINMA recognized the revised self-regulation by the Swiss Bankers Association in the area of mortgage lending for investment properties as a binding minimum standard under the Capital Adequacy Ordinance. The revised self-regulation will become effective January 1, 2020 and will require borrowers to provide a minimum down payment of at least 25% of the applicable loan-to-value ratio, instead of the currently required 10%, and to repay a portion of the mortgage equivalent to two-thirds of the loan-to-value ratio within a maximum of 10 years instead of the current maximum of 15 years. The amended rules will only apply to new loan originations (including loan increases), and not to existing loans or to the existing standards relating to owner-occupied residential property.
Capital instruments
Issuances and redemptions
	Currency	Par value at issuance (million)		Coupon rate (%)	Description	Year of maturity
Issuances – callable bail-in instruments
Third quarter of 2019	EUR	500	[1]	1.0	Senior notes	2027
	EUR	1,000		0.65	Senior notes	2029
	USD	2,000		2.593	Senior notes	2025
Issuances – high-trigger capital instruments
Third quarter of 2019	USD	1,750		6.375	Perpetual tier 1 contingent capital notes	–
	CHF	525		3.0	Perpetual tier 1 contingent capital notes	–
1
In 2Q19, the Group issued EUR 1,000 million 1.0% senior callable notes due 2027. In July 2019, the offering was re-opened and the aggregate principal amount was increased from EUR 1,000 million to EUR 1,500 million.

Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.6 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all risk-weighted assets (RWA) of the Group) was 2.8%, both as of the end of 3Q19.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 13.5 billion and the Higher Trigger Capital Ratio was 4.5%, both as of the end of 3Q19.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2018 for further information on the Higher Trigger Capital Amount.

BIS capital metrics
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q19	2Q19	4Q18	QoQ	3Q19	2Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,384	36,394	35,824	3	37,384	36,394	35,824	3
Tier 1 capital	50,865	47,397	46,040	7	50,865	47,397	46,040	7
Total eligible capital	54,244	51,298	50,239	6	53,866	50,926	49,548	6
Risk-weighted assets	302,121	290,798	284,582	4	302,121	290,798	284,582	4
Capital ratios (%)
CET1 ratio	12.4	12.5	12.6	–	12.4	12.5	12.6	–
Tier 1 ratio	16.8	16.3	16.2	–	16.8	16.3	16.2	–
Total capital ratio	18.0	17.6	17.7	–	17.8	17.5	17.4	–
Eligible capital – Group
	Phase-in				Look-through
				% change				% change
end of	3Q19	2Q19	4Q18	QoQ	3Q19	2Q19	4Q18	QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,150	43,673	43,922	3	45,150	43,673	43,922	3
Regulatory adjustments [1]	(242)	(247)	(643)	(2)	(242)	(247)	(643)	(2)
Adjustments phased-in
Goodwill [2]	(4,763)	(4,732)	(4,762)	1	(4,763)	(4,732)	(4,762)	1
Other intangible assets [2]	(39)	(44)	(47)	(11)	(39)	(44)	(47)	(11)
Deferred tax assets that rely on future profitability	(1,405)	(1,678)	(1,647)	(16)	(1,405)	(1,678)	(1,647)	(16)
Shortfall of provisions to expected losses	(481)	(500)	(461)	(4)	(481)	(500)	(461)	(4)
(Gains)/losses due to changes in own credit on fair-valued liabilities	1,938	2,283	804	(15)	1,938	2,283	804	(15)
Defined benefit pension assets [2]	(2,436)	(2,236)	(1,374)	9	(2,436)	(2,236)	(1,374)	9
Investments in own shares	(283)	(74)	(32)	282	(283)	(74)	(32)	282
Other adjustments [3]	(55)	(51)	64	8	(55)	(51)	64	8
Adjustments phased-in 4	(7,524)	(7,032)	(7,455)	7	(7,524)	(7,032)	(7,455)	7
CET1 capital	37,384	36,394	35,824	3	37,384	36,394	35,824	3
High-trigger capital instruments (7% trigger)	8,607	6,256	5,615	38	8,607	6,256	5,615	38
Low-trigger capital instruments (5.125% trigger)	4,874	4,747	4,601	3	4,874	4,747	4,601	3
Additional tier 1 capital	13,481	11,003	10,216	23	13,481	11,003	10,216	23
Tier 1 capital	50,865	47,397	46,040	7	50,865	47,397	46,040	7
Tier 2 low-trigger capital instruments (5% trigger)	3,001	3,529	3,508	(15)	3,001	3,529	3,508	(15)
Tier 2 instruments subject to phase-out	378	372	691	2	–	–	–	–
Tier 2 capital	3,379	3,901	4,199	(13)	3,001	3,529	3,508	(15)
Total eligible capital	54,244	51,298	50,239	6	53,866	50,926	49,548	6
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.
Our CET1 ratio was 12.4% as of the end of 3Q19, a decrease compared to 12.5% as of the end of 2Q19. Our tier 1 ratio was 16.8% as of the end of 3Q19, an increase compared to 16.3% as of the end of 2Q19. Our total capital ratio was 18.0% as of the end of 3Q19, an increase compared to 17.6% as of the end of 2Q19.
CET1 capital was CHF 37.4 billion as of the end of 3Q19, an increase compared to CHF 36.4 billion as of the end of 2Q19, mainly reflecting net income attributable to shareholders, a regulatory adjustment of deferred tax assets and a positive foreign exchange impact, partially offset by transactions relating to the repurchase of shares under the share buyback program and a dividend accrual.

Additional tier 1 capital was CHF 13.5 billion as of the end of 3Q19, an increase compared to CHF 11.0 billion as of the end of 2Q19, mainly reflecting the issuance of high-trigger additional tier 1 capital notes.
Tier 2 capital was CHF 3.4 billion as of the end of 3Q19, a decrease compared to CHF 3.9 billion as of the end of 2Q19, mainly reflecting the impact of the prescribed amortization requirement as instruments move closer to their maturity.
Total eligible capital was CHF 54.2 billion as of the end of 3Q19, an increase compared to CHF 51.3 billion as of the end of 2Q19, primarily reflecting higher additional tier 1 capital.
Capital movement – Group
3Q19	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	36,394		36,394
Net income attributable to shareholders	881		881
Foreign exchange impact	169	[1]	169
Repurchase of shares under the share buyback program	(209)		(209)
Regulatory adjustment of deferred tax assets	296		296
Other [2]	(147)		(147)
Balance at end of period	37,384		37,384
Additional tier 1 capital (CHF million)
Balance at beginning of period	11,003		11,003
Foreign exchange impact	210		210
Issuances	2,253		2,253
Other	15		15
Balance at end of period	13,481		13,481
Tier 2 capital (CHF million)
Balance at beginning of period	3,901		3,529
Foreign exchange impact	9		6
Other	(531)	[3]	(534)
Balance at end of period	3,379		3,001
Eligible capital (CHF million)
Balance at end of period	54,244		53,866
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of (gains)/losses on fair-valued financial liabilities due to changes in own credit risk).

3 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 3Q19, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
RWA were CHF 302.1 billion as of the end of 3Q19, an increase compared to CHF 290.8 billion as of the end of 2Q19, mainly reflecting increases from movement in risk levels and a positive foreign exchange impact, both in credit risk and market risk, and increases in external model and parameter updates in credit risk.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by increases related to movements in risk levels attributable to book size and external model and parameter updates, partially offset by a decrease in risk levels attributable to book quality. The movements in risk levels attributable to book size were mainly driven by increases relating to a regular update to the stressed window calibration across most divisions and increases in equity exposures in International Wealth Management, Asia Pacific and Swiss Universal Bank. External model and parameter updates mainly reflected the phased-in impact of a FINMA-mandated change from a model approach to a standardized approach for certain loans across all divisions. It also included an additional phase-in of multipliers on income producing real estate (IPRE) and non-IPRE exposures, both within Swiss Universal Bank. The decrease in risk levels attributable to book quality was mainly due to a decrease in derivatives in Global Markets and a decrease in lending risk in Global Markets, Asia Pacific and Investment Banking & Capital Markets.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by increases related to movements in risk levels. The increase related to movements in risk levels was mainly due to a regular update to the stressed window calibration, primarily in Global Markets and Asia Pacific.

Risk-weighted asset movement by risk type – Group
3Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	64,496	28,753	26,684	37,269	22,022	25,259	204,483
Foreign exchange impact	106	192	300	448	369	386	1,801
Movements in risk levels	1,074	423	474	1,170	(681)	3,515	5,975
of which credit risk – book size [1]	869	429	1,101	1,920	(528)	3,467	7,258
of which credit risk – book quality [2]	205	(6)	(627)	(750)	(153)	48	(1,283)
Model and parameter updates – internal [3]	92	97	(339)	57	4	58	(31)
Model and parameter updates – external [4]	410	125	107	206	177	17	1,042
Balance at end of period	66,178	29,590	27,226	39,150	21,891	29,235	213,270
Market risk (CHF million)
Balance at beginning of period	1,081	1,500	2,950	7,937	70	2,302	15,840
Foreign exchange impact	22	31	68	159	2	46	328
Movements in risk levels	101	181	976	309	38	173	1,778
Model and parameter updates – internal [3]	0	(53)	129	317	1	36	430
Balance at end of period	1,204	1,659	4,123	8,722	111	2,557	18,376
Operational risk (CHF million)
Balance at beginning of period	11,396	13,252	7,375	12,940	4,020	21,492	70,475
Movements in risk levels	11	11	33	(55)	0	0	0
Balance at end of period	11,407	13,263	7,408	12,885	4,020	21,492	70,475
Total (CHF million)
Balance at beginning of period	76,973	43,505	37,009	58,146	26,112	49,053	290,798
Foreign exchange impact	128	223	368	607	371	432	2,129
Movements in risk levels	1,186	615	1,483	1,424	(643)	3,688	7,753
Model and parameter updates – internal [3]	92	44	(210)	374	5	94	399
Model and parameter updates – external [4]	410	125	107	206	177	17	1,042
Balance at end of period	78,789	44,512	38,757	60,757	26,022	53,284	302,121
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Group
3Q19 (CHF million)
Credit risk	66,178	29,590	27,226	39,150	21,891	–		29,235		213,270
Market risk	1,204	1,659	4,123	8,722	111	–		2,557		18,376
Operational risk	11,407	13,263	7,408	12,885	4,020	–		21,492		70,475
Risk-weighted assets	78,789	44,512	38,757	60,757	26,022	–		53,284		302,121
4Q18 (CHF million)
Credit risk	63,280	26,604	27,102	35,380	20,498	5,834		16,201		194,899
Market risk	1,315	1,669	3,507	9,158	200	1,305		1,489		18,643
Operational risk	11,880	11,843	6,547	14,478	3,492	10,787		12,013		71,040
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	17,926		29,703		284,582
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The leverage exposure was CHF 921.4 billion as of the end of 3Q19, an increase compared to CHF 897.9 billion as of the end of 2Q19, mainly reflecting an increase in the Group’s balance sheet assets, primarily reflecting a foreign exchange translation impact and higher operating activities, as well as higher adjustments primarily relating to securities financing transactions and derivative financial assets.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Leverage exposure – Group
end of	3Q19	2Q19	4Q18
Leverage exposure (CHF million)
Swiss Universal Bank	263,544	261,165	255,480
International Wealth Management	103,010	101,263	98,556
Asia Pacific	117,157	112,060	106,375
Global Markets	260,216	254,198	245,664
Investment Banking & Capital Markets	44,967	42,846	40,485
Strategic Resolution Unit [1]	–	–	29,579
Corporate Center [1]	132,517	126,384	105,247
Leverage exposure	921,411	897,916	881,386
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

BIS leverage ratios – Group
The CET1 leverage ratio was 4.1% as of the end of 3Q19, stable compared to the end of 2Q19. The tier 1 leverage ratio was 5.5% as of the end of 3Q19, an increase compared to 5.3% as of the end of 2Q19.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	3Q19	2Q19	4Q18	QoQ	3Q19	2Q19	4Q18	QoQ
Leverage exposure (CHF million)
Balance sheet assets	795,920	784,216	768,916	1	795,920	784,216	768,916	1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,963)	(14,099)	(12,655)	(1)	(13,963)	(14,099)	(12,655)	(1)
Derivative financial instruments	77,777	74,518	73,110	4	77,777	74,518	73,110	4
Securities financing transactions	(29,109)	(35,025)	(32,278)	(17)	(29,109)	(35,025)	(32,278)	(17)
Off-balance sheet exposures	90,786	88,306	84,293	3	90,786	88,306	84,293	3
Total adjustments	125,491	113,700	112,470	10	125,491	113,700	112,470	10
Leverage exposure	921,411	897,916	881,386	3	921,411	897,916	881,386	3
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q19	2Q19	4Q18	QoQ	3Q19	2Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,384	36,394	35,824	3	37,384	36,394	35,824	3
Tier 1 capital	50,865	47,397	46,040	7	50,865	47,397	46,040	7
Leverage exposure	921,411	897,916	881,386	3	921,411	897,916	881,386	3
Leverage ratios (%)
CET1 leverage ratio	4.1	4.1	4.1	–	4.1	4.1	4.1	–
Tier 1 leverage ratio	5.5	5.3	5.2	–	5.5	5.3	5.2	–

Swiss metrics
Swiss capital metrics
As of the end of 3Q19, our Swiss CET1 ratio was 12.3%, our going concern capital ratio was 17.8%, our gone concern capital ratio was 13.8% and our TLAC ratio was 31.6%.
On a look-through basis, as of the end of 3Q19, our Swiss CET1 capital was CHF 37.3 billion and our Swiss CET1 ratio was 12.3%. Our going concern capital was CHF 50.8 billion and our going concern capital ratio was 16.8%. Our gone concern capital was CHF 44.3 billion and our gone concern capital ratio was 14.6%. Our total loss-absorbing capacity was CHF 95.2 billion and our TLAC ratio was 31.4%.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q19	2Q19	4Q18	QoQ	3Q19	2Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,331	36,240	35,719	3	37,331	36,240	35,719	3
Going concern capital	53,813	50,772	49,443	6	50,812	47,243	45,935	8
Gone concern capital	41,853	36,975	35,678	13	44,341	39,997	37,909	11
Total loss-absorbing capacity (TLAC)	95,666	87,747	85,121	9	95,153	87,240	83,844	9
Swiss risk-weighted assets	302,910	291,438	285,193	4	302,910	291,438	285,193	4
Swiss capital ratios (%)
Swiss CET1 ratio	12.3	12.4	12.5	–	12.3	12.4	12.5	–
Going concern capital ratio	17.8	17.4	17.3	–	16.8	16.2	16.1	–
Gone concern capital ratio	13.8	12.7	12.5	–	14.6	13.7	13.3	–
TLAC ratio	31.6	30.1	29.8	–	31.4	29.9	29.4	–

Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	3Q19	2Q19	4Q18	QoQ	3Q19	2Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,384	36,394	35,824	3	37,384	36,394	35,824	3
Swiss regulatory adjustments [1]	(53)	(154)	(105)	(66)	(53)	(154)	(105)	(66)
Swiss CET1 capital	37,331	36,240	35,719	3	37,331	36,240	35,719	3
Additional tier 1 high-trigger capital instruments	8,607	6,256	5,615	38	8,607	6,256	5,615	38
Grandfathered capital instruments	7,875	8,276	8,109	(5)	4,874	4,747	4,601	3
of which additional tier 1 low-trigger capital instruments	4,874	4,747	4,601	3	4,874	4,747	4,601	3
of which tier 2 low-trigger capital instruments	3,001	3,529	3,508	(15)	–	–	–	–
Swiss additional tier 1 capital	16,482	14,532	13,724	13	13,481	11,003	10,216	23
Going concern capital	53,813	50,772	49,443	6	50,812	47,243	45,935	8
Bail-in debt instruments	40,269	35,945	33,892	12	40,269	35,945	33,892	12
Tier 2 instruments subject to phase-out	378	373	691	1	–	–	–	–
Tier 2 amortization component	1,206	657	1,095	84	1,071	523	509	105
Tier 2 low-trigger capital instruments	–	–	–	–	3,001	3,529	3,508	(15)
Gone concern capital	41,853	36,975	35,678	13	44,341	39,997	37,909	11
Total loss-absorbing capacity	95,666	87,747	85,121	9	95,153	87,240	83,844	9
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	302,121	290,798	284,582	4	302,121	290,798	284,582	4
Swiss regulatory adjustments [2]	789	640	611	23	789	640	611	23
Swiss risk-weighted assets	302,910	291,438	285,193	4	302,910	291,438	285,193	4
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q19	2Q19	4Q18	QoQ	3Q19	2Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,331	36,240	35,719	3	37,331	36,240	35,719	3
Going concern capital	53,813	50,772	49,443	6	50,812	47,243	45,935	8
Gone concern capital	41,853	36,975	35,678	13	44,341	39,997	37,909	11
Total loss-absorbing capacity	95,666	87,747	85,121	9	95,153	87,240	83,844	9
Leverage exposure	921,411	897,916	881,386	3	921,411	897,916	881,386	3
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.0	4.1	–	4.1	4.0	4.1	–
Going concern leverage ratio	5.8	5.7	5.6	–	5.5	5.3	5.2	–
Gone concern leverage ratio	4.5	4.1	4.0	–	4.8	4.5	4.3	–
TLAC leverage ratio	10.4	9.8	9.7	–	10.3	9.7	9.5	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 3Q19, our Swiss CET1 leverage ratio was 4.1%, our going concern leverage ratio was 5.8%, our gone concern leverage ratio was 4.5% and our TLAC leverage ratio was 10.4%. On a look-through basis, as of the end of 3Q19, our Swiss CET1 leverage ratio was 4.1%, our going concern leverage ratio was 5.5%, our gone concern leverage ratio was 4.8% and our TLAC leverage ratio was 10.3%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	3Q19	2Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	41,989	40,450	38,915	4
Tier 1 capital	54,514	50,516	48,231	8
Total eligible capital	57,893	54,417	52,431	6
Risk-weighted assets	305,429	291,410	286,081	5
Capital ratios (%)
CET1 ratio	13.7	13.9	13.6	–
Tier 1 ratio	17.8	17.3	16.9	–
Total capital ratio	19.0	18.7	18.3	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	3Q19		2Q19	4Q18	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	47,058		45,322	45,296	4
Regulatory adjustments [1]	(43)		(28)	(49)	54
Adjustments phased-in 2	(5,026)		(4,844)	(6,332)	4
CET1 capital	41,989		40,450	38,915	4
Additional tier 1 instruments	12,525	[3]	10,066	9,316	24
Additional tier 1 capital	12,525		10,066	9,316	24
Tier 1 capital	54,514		50,516	48,231	8
Tier 2 low-trigger capital instruments (5% trigger)	3,001		3,529	3,508	(15)
Tier 2 instruments subject to phase-out	378		372	692	2
Tier 2 capital	3,379		3,901	4,200	(13)
Total eligible capital	57,893		54,417	52,431	6
Risk-weighted assets by risk type (CHF million)
Credit risk	216,578		205,095	196,398	6
Market risk	18,376		15,840	18,643	16
Operational risk	70,475		70,475	71,040	0
Risk-weighted assets	305,429		291,410	286,081	5
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 8.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	3Q19	2Q19	4Q18	QoQ
Leverage exposure (CHF million)
Balance sheet assets	798,621	786,828	772,069	1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,377)	(11,819)	(11,493)	(4)
Derivative financial instruments	77,844	74,570	73,258	4
Securities financing transactions	(29,109)	(35,025)	(32,278)	(17)
Off-balance sheet exposures	90,791	88,311	84,298	3
Total adjustments	128,149	116,037	113,785	10
Leverage exposure	926,770	902,865	885,854	3
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	3Q19	2Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	41,989	40,450	38,915	4
Tier 1 capital	54,514	50,516	48,231	8
Leverage exposure	926,770	902,865	885,854	3
Leverage ratios (%)
CET1 leverage ratio	4.5	4.5	4.4	–
Tier 1 leverage ratio	5.9	5.6	5.4	–
Swiss capital metrics – Bank
	Phase-in
				% change
end of	3Q19	2Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	41,936	40,297	38,810	4
Going concern capital	57,462	53,892	51,634	7
Gone concern capital	41,855	36,984	35,683	13
Total loss-absorbing capacity	99,317	90,876	87,317	9
Swiss risk-weighted assets	306,206	292,040	286,682	5
Swiss capital ratios (%)
Swiss CET1 ratio	13.7	13.8	13.5	–
Going concern capital ratio	18.8	18.5	18.0	–
Gone concern capital ratio	13.7	12.7	12.4	–
TLAC ratio	32.4	31.1	30.5	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
				% change
end of	3Q19	2Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	41,989	40,450	38,915	4
Swiss regulatory adjustments [1]	(53)	(153)	(105)	(65)
Swiss CET1 capital	41,936	40,297	38,810	4
Additional tier 1 high-trigger capital instruments	8,615	6,253	5,624	38
Grandfathered capital instruments	6,911	7,342	7,200	(6)
of which additional tier 1 low-trigger capital instruments	3,910	3,813	3,692	3
of which tier 2 low-trigger capital instruments	3,001	3,529	3,508	(15)
Swiss additional tier 1 capital	15,526	13,595	12,824	14
Going concern capital	57,462	53,892	51,634	7
Bail-in debt instruments	40,270	35,954	33,897	12
Tier 2 instruments subject to phase-out	378	373	691	1
Tier 2 amortization component	1,207	657	1,095	84
Gone concern capital	41,855	36,984	35,683	13
Total loss-absorbing capacity	99,317	90,876	87,317	9
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	305,429	291,410	286,081	5
Swiss regulatory adjustments [2]	777	630	601	23
Swiss risk-weighted assets	306,206	292,040	286,682	5
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
				% change
end of	3Q19	2Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	41,936	40,297	38,810	4
Going concern capital	57,462	53,892	51,634	7
Gone concern capital	41,855	36,984	35,683	13
Total loss-absorbing capacity	99,317	90,876	87,317	9
Leverage exposure	926,770	902,865	885,854	3
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.5	4.5	4.4	–
Going concern leverage ratio	6.2	6.0	5.8	–
Gone concern leverage ratio	4.5	4.1	4.0	–
TLAC leverage ratio	10.7	10.1	9.9	–

Shareholders’ equity
Our total shareholders’ equity was CHF 45.2 billion as of the end of 3Q19 compared to CHF 43.7 billion as of the end of 2Q19. Total shareholders’ equity was positively impacted by net income attributable to shareholders, gains on fair value elected liabilities relating to credit risk, an increase in the share-based compensation obligation, foreign exchange-related movements on cumulative translation adjustments and net gains from the re-measurement of the Group’s defined benefit pension plan assets and liabilities, mainly relating to the intercompany transfer of the UK pension fund, partially offset by transactions relating to the settlement of share-based compensation awards and the repurchase of shares under the share buyback program.
For 2019, the Board of Directors of the Group approved a share buyback program of Group ordinary shares of up to CHF 1.5 billion. We commenced the 2019 share buyback program on January 14, 2019, and in 3Q19 we repurchased 18.3 million ordinary shares totaling CHF 209 million.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	3Q19	2Q19	4Q18	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	102	0
Additional paid-in capital	34,427	34,219	34,889	1
Retained earnings	29,782	28,901	26,973	3
Treasury shares, at cost	(999)	(603)	(61)	66
Accumulated other comprehensive loss	(18,162)	(18,946)	(17,981)	(4)
Total shareholders' equity	45,150	43,673	43,922	3
Goodwill	(4,760)	(4,731)	(4,766)	1
Other intangible assets	(219)	(216)	(219)	1
Tangible shareholders' equity [1]	40,171	38,726	38,937	4
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	2,556.0	0
Treasury shares	(82.2)	(48.2)	(5.4)	71
Shares outstanding	2,473.8	2,507.8	2,550.6	(1)
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	18.25	17.42	17.22	5
Goodwill per share	(1.92)	(1.89)	(1.87)	2
Other intangible assets per share	(0.09)	(0.09)	(0.08)	0
Tangible book value per share [1]	16.24	15.44	15.27	5
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 3Q19, gross impaired loans of CHF 2.1 billion were stable at 0.7% of our gross loan portfolio of CHF 299.5 billion. Our economic risk capital increased 1% to CHF 30.0 billion and average risk management VaR increased 12% to USD 28 million.
Overview and risk-related developments
Prudent risk taking in line with our strategic priorities is fundamental to our business. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2018 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
Recession risk
Tariffs and trade restrictions continued to be applied in 3Q19 by the US and China against each other. Trade tensions generally increased economic policy and global supply chain uncertainty and adversely affected business investment. The US and global manufacturing sector deteriorated into recession and there was increased concern that this could also impact the rest of the economy, particularly with respect to labor markets and household spending. In addition, financial markets in 3Q19 were impacted by an increase in geopolitical tensions in the Middle East, ongoing uncertainty related to the UK’s anticipated withdrawal from the EU and violent demonstrations in Hong Kong, and there were increased concerns over the financial conditions facing many emerging market countries. We have assessed the Group’s vulnerabilities under a number of stress scenarios, calibrated to various severities, including in relation to trade tensions, the anticipated withdrawal of the UK from the EU and emerging markets risk, and continue to closely monitor developments.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management and limit monitoring. Economic risk capital is a Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension and expense risks, each of which has an impact on our capital position. Return on economic risk capital as a metric for performance management has been de-emphasized with more focus on other metrics such as our return on regulatory capital.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review and update our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. During 3Q19, we enhanced the data capture for non-traded credit spread risk and recalibrated certain model parameters for traded and securitized products risks within our position risk model. Within other risks, we enhanced the data capture and recalibrated certain model parameters for the expense risk model. The combined net impact of these changes and updates on the Group’s economic risk capital would have been a decrease of CHF 1.3 billion, or 4.2%, to CHF 28.4 billion as of the end of 2Q19. Beginning in 3Q19 and in line with the measurement of regulatory capital metrics such as BIS CET1 capital, prior-period balances are not restated for methodology changes, dataset updates or model parameter updates.
> Refer to “Economic risk capital review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on economic risk capital.

Economic risk capital and coverage ratio
	in / end of			% change
	3Q19	2Q19	4Q18	QoQ	Ytd
Available economic capital (CHF million)
BIS CET1 capital (Basel III)	37,384	36,394	35,824	3	4
Economic adjustments [1]	16,768	14,142	13,355	19	26
Available economic capital	54,152	50,536	49,179	7	10
Position risk (CHF million)
Credit risk	1,813	1,784	2,155	2	(16)
Non-traded credit spread risk	3,714	3,555	3,463	4	7
Securitized products	2,335	2,284	1,706	2	37
Traded risk	1,336	1,291	1,574	3	(15)
Emerging markets country event risk	615	601	697	2	(12)
Equity investments	520	479	417	9	25
Diversification benefit [2]	(1,314)	(1,300)	(1,195)	1	10
Position risk (99% confidence level for risk management purposes)	9,019	8,694	8,817	4	2
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	20,634	19,748	19,471	4	6
Operational risk	6,678	6,700	6,702	0	0
Other risks [3]	2,699	3,216	3,248	(16)	(17)
Economic risk capital	30,011	29,664	29,421	1	2
Economic risk capital coverage ratio (%) [4]	180	170	167	–	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pension assets and obligations. Economic adjustments are made to BIS CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits and the impact from deferred share-based compensation awards.

4 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 3Q19, our available economic capital for the Group was CHF 54.2 billion, an increase of CHF 3.6 billion compared to the end of 2Q19. BIS CET1 capital increased CHF 1.0 billion to CHF 37.4 billion, mainly reflecting net income attributable to shareholders. Economic adjustments increased CHF 2.6 billion to CHF 16.8 billion, mainly driven by the issuance of new high-trigger tier 1 capital instruments.
Economic risk capital by division
	End of period						Average
	3Q19	2Q19	4Q18		% change QoQ	% change Ytd	3Q19	2Q19	4Q18		% change QoQ	% change Ytd
CHF million
Swiss Universal Bank	5,328	5,416	5,562		(2)	(4)	5,372	5,360	5,467		0	(2)
International Wealth Management	3,089	3,334	3,128		(7)	(1)	3,211	3,277	3,090		(2)	4
Asia Pacific	5,695	4,677	4,499		22	27	5,186	4,776	4,196		9	24
Global Markets	8,007	8,358	7,819		(4)	2	8,183	8,214	7,673		0	7
Investment Banking & Capital Markets	4,004	3,774	3,815		6	5	3,889	3,584	3,651		9	7
Strategic Resolution Unit [1]	–	–	3,006		–	–	–	–	3,193		–	–
Corporate Center [1]	3,888	4,105	1,592	[2]	(5)	144	3,996	4,166	1,666	[2]	(4)	140
Economic risk capital - Group	30,011	29,664	29,421		1	2	29,837	29,377	28,936		2	3
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center. From 1Q19, average economic risk capital of the Strategic Resolution Unit is included in the Corporate Center.

2 Included primarily operational risk and expense risk.

Economic risk capital trends
Compared to the end of 2Q19, our economic risk capital increased 1% to CHF 30.0 billion, due to an increase in position risk, partially offset by a decrease in other risks. The increase in position risk was primarily driven by higher non-traded credit spread risk due to increased loan exposures in Asia Pacific and a reduced benefit from hedges in Investment Banking & Capital Markets as well as higher emerging markets country event risk due to increased sovereign bond exposures in Asia Pacific. The increases in non-traded credit spread risk were partially offset by the impact from the enhanced data capture in Investment Banking & Capital Markets. The decrease in other risks was mainly due to lower expense risk, primarily driven by the enhanced data capture and parameter recalibration mainly impacting Swiss Universal Bank, International Wealth Management and Global Markets, and an increase in net interest income in our trading businesses in Global Markets. This decrease was partially offset by higher pension risk, primarily driven by the impact of lower interest rates on our Swiss pension plan. Operational risk was stable. Excluding the US dollar translation impact, economic risk capital decreased 1%.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Our principal market risk measurement for the trading book is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (which includes ITS) and Asia Pacific. We are active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q19, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model risk management function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% trading book risk management VaR” and “Average one-day, 98% trading book risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.

One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
3Q19
Average	13	24	4	2	10	(25)		28
Minimum	7	20	3	2	8	–	[1]	24
Maximum	20	32	7	3	16	–	[1]	32
End of period	18	32	5	3	10	(39)		29
2Q19
Average	15	18	4	2	10	(24)		25
Minimum	11	17	2	1	8	–	[1]	21
Maximum	20	21	5	2	12	–	[1]	28
End of period	16	21	3	2	9	(24)		27
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	21	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Risk management VaR (USD million)
3Q19
Average	13	24	4	2	10	(25)		28
Minimum	8	20	3	2	8	–	[1]	25
Maximum	20	32	7	3	16	–	[1]	32
End of period	18	32	5	3	10	(39)		29
2Q19
Average	15	18	4	2	10	(24)		25
Minimum	11	16	2	1	8	–	[1]	21
Maximum	20	21	5	2	12	–	[1]	27
End of period	16	21	3	2	9	(24)		27
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	22	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
Average one-day, 98% trading book risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Diversi- fication benefit	[2]	Credit Suisse
Average risk management VaR (CHF million)
3Q19	0	3	10	25	–		3		(13)		28
2Q19	0	2	9	22	–		3		(11)		25
4Q18	0	2	14	23	3		0		(14)		28
Average risk management VaR (USD million)
3Q19	0	3	10	26	–		3		(14)		28
2Q19	0	2	9	22	–		3		(11)		25
4Q18	0	2	14	23	3		0		(14)		28
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Difference between the sum of the standalone VaR for each division and the VaR for the Group.

We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 29 million as of the end of 3Q19 and average risk management VaR of USD 28 million in 3Q19 increased 7% and 12%, respectively, compared to 2Q19, primarily reflecting increased market volatility and higher exposure to residential mortgage-backed securities in securitized products within Global Markets.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q19 with those for 2Q19 and 4Q18. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 3Q19, we had one trading loss day, compared to one trading loss day in 2Q19 and seven trading loss days in 4Q18.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of the VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, calculated using VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 3Q19, we had one backtesting exception in our regulatory VaR model, remaining in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. As of the end of 3Q19, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 2.8 million, compared to negative CHF 2.0 million as of the end of 2Q19. The change reflected our regular management of banking book activities.
Credit risk review
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 2Q19, gross loans increased CHF 4.7 billion to CHF 299.5 billion as of the end of 3Q19, mainly driven by higher loans to financial institutions, higher consumer mortgages, increased commercial and industrial loans, higher consumer finance loans and the US dollar translation impact, partially offset by the euro translation impact. The net increase of CHF 2.8 billion in loans to financial institutions mainly reflected increases in Asia Pacific and Global Markets. Consumer mortgages increased CHF 0.7 billion, primarily reflecting an increase in Swiss Universal Bank. Commercial and industrial loans increased CHF 0.6 billion, primarily due to increases in International Wealth Management and Asia Pacific. The net increase of CHF 0.4 billion in consumer finance loans was driven by increases in Swiss Universal Bank and International Wealth Management.
On a divisional level, gross loans increased CHF 1.6 billion in Asia Pacific, CHF 1.5 billion in Global Markets, CHF 0.7 billion in Swiss Universal Bank, CHF 0.7 billion in International Wealth Management and CHF 0.2 billion in the Corporate Center. Investment Banking & Capital Markets gross loans were stable.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
3Q19 (CHF million)
Mortgages	104,326		3,878		1,333		0	0	–		47		109,584
Loans collateralized by securities	6,867		20,320		15,181		0	1,811	–		31		44,210
Consumer finance	4,202		1,080		15		8	0	–		88		5,393
Consumer	115,395		25,278		16,529		8	1,811	–		166		159,187
Real estate	23,228		2,137		2,069		319	272	–		15		28,040
Commercial and industrial loans	30,187		25,911		22,488		5,311	3,521	–		939		88,357
Financial institutions	2,389		1,518		5,054		9,709	587	–		453		19,710
Governments and public institutions	773		244		898		2,136	0	–		171		4,222
Corporate & institutional	56,577	[2]	29,810	[3]	30,509	[4]	17,475	4,380	–		1,578		140,329
Gross loans	171,972		55,088		47,038		17,483	6,191	–		1,744		299,516
of which held at fair value	268		33		4,385		6,733	796	–		528		12,743
Net (unearned income) / deferred expenses	94		(118)		(40)		(46)	(13)	–		1		(122)
Allowance for loan losses [5]	(496)		(158)		(110)		(51)	(50)	–		(59)		(924)
Net loans	171,570		54,812		46,888		17,386	6,128	–		1,686		298,470
2Q19 (CHF million)
Mortgages	103,635		3,868		1,366		0	0	–		50		108,919
Loans collateralized by securities	6,931		20,084		15,549		0	1,721	–		32		44,317
Consumer finance	3,938		918		17		8	0	–		84		4,965
Consumer	114,504		24,870		16,932		8	1,721	–		166		158,201
Real estate	23,202		2,234		1,912		275	219	–		15		27,857
Commercial and industrial loans	30,298		25,568		22,201		5,159	3,705	–		800		87,731
Financial institutions	2,420		1,474		3,488		8,638	478	–		435		16,933
Governments and public institutions	803		238		917		1,941	0	–		167		4,066
Corporate & institutional	56,723	[2]	29,514	[3]	28,518	[4]	16,013	4,402	–		1,417		136,587
Gross loans	171,227		54,384		45,450		16,021	6,123	–		1,583		294,788
of which held at fair value	37		63		4,923		6,212	1,079	–		523		12,837
Net (unearned income) / deferred expenses	90		(115)		(31)		(39)	(15)	–		1		(109)
Allowance for loan losses [5]	(482)		(154)		(87)		(48)	(44)	–		(67)		(882)
Net loans	170,835		54,115		45,332		15,934	6,064	–		1,517		293,797
4Q18 (CHF million)
Mortgages	102,358		3,979		1,435		0	0	73		0		107,845
Loans collateralized by securities	6,978		19,416		14,161		0	1,444	35		0		42,034
Consumer finance	3,298		508		3		13	0	83		0		3,905
Consumer	112,634		23,903		15,599		13	1,444	191		0		153,784
Real estate	22,902		2,109		1,273		184	242	17		0		26,727
Commercial and industrial loans	30,291		24,095		21,938		5,182	3,567	458		167		85,698
Financial institutions	2,294		1,592		4,175		9,080	632	521		200		18,494
Governments and public institutions	694		245		843		1,876	0	235		0		3,893
Corporate & institutional	56,181	[2]	28,041	[3]	28,229	[4]	16,322	4,441	1,231		367		134,812
Gross loans	168,815		51,944		43,828		16,335	5,885	1,422		367		288,596
of which held at fair value	37		85		5,263		7,572	1,221	695		0		14,873
Net (unearned income) / deferred expenses	82		(118)		(33)		(32)	(11)	(1)		0		(113)
Allowance for loan losses [5]	(504)		(131)		(82)		(60)	(69)	(56)		0		(902)
Net loans	168,393		51,695		43,713		16,243	5,805	1,365		367		287,581
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 10,220 million and CHF 33,933 million, respectively, as of the end of 3Q19, CHF 10,065 million and CHF 33,940 million, respectively, as of the end of 2Q19, and CHF 10,834 million and CHF 33,533 million, respectively, as of the end of 4Q18.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 23,448 million and CHF 2,584 million, respectively, as of the end of 3Q19, CHF 23,489 million and CHF 2,307 million, respectively, as of the end of 2Q19, and CHF 22,040 million and CHF 2,151 million, respectively, as of the end of 4Q18.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,579 million and CHF 174 million, respectively, as of the end of 3Q19, CHF 18,046 million and CHF 180 million, respectively, as of the end of 2Q19, and CHF 17,220 million and CHF 183 million, respectively, as of the end of 4Q18.

5 Allowance for loan losses is only based on loans that are not carried at fair value.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
3Q19 (CHF million)
Non-performing loans	408	445		181	37	51	–		65		1,187
Non-interest-earning loans	236	48		0	0	0	–		16		300
Non-performing and non-interest-earning loans	644	493		181	37	51	–		81		1,487
Restructured loans	44	254		0	5	7	–		66		376
Potential problem loans	159	85		6	9	0	–		4		263
Other impaired loans	203	339		6	14	7	–		70		639
Gross impaired loans [2]	847	832	[3]	187	51	58	–		151		2,126
of which loans with a specific allowance	767	475		162	18	9	–		141		1,572
of which loans without a specific allowance	80	357		25	33	49	–		10		554
2Q19 (CHF million)
Non-performing loans	370	577		177	4	0	–		55		1,183
Non-interest-earning loans	246	47		5	0	0	–		12		310
Non-performing and non-interest-earning loans	616	624		182	4	0	–		67		1,493
Restructured loans	54	128		0	4	7	–		81		274
Potential problem loans	95	160		0	9	0	–		4		268
Other impaired loans	149	288		0	13	7	–		85		542
Gross impaired loans [2]	765	912	[3]	182	17	7	–		152		2,035
of which loans with a specific allowance	687	510		170	13	0	–		142		1,522
of which loans without a specific allowance	78	402		12	4	7	–		10		513
4Q18 (CHF million)
Non-performing loans	365	534		183	29	37	55		0		1,203
Non-interest-earning loans	245	43		0	0	0	12		0		300
Non-performing and non-interest-earning loans	610	577		183	29	37	67		0		1,503
Restructured loans	76	130		0	5	8	80		0		299
Potential problem loans	247	128		2	9	0	4		0		390
Other impaired loans	323	258		2	14	8	84		0		689
Gross impaired loans [2]	933	835	[3]	185	43	45	151		0		2,192
of which loans with a specific allowance	842	308		100	38	37	145		0		1,470
of which loans without a specific allowance	91	527		85	5	8	6		0		722
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 41 million, CHF 65 million and CHF 62 million as of the end of 3Q19, 2Q19 and 4Q18, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 2Q19, gross impaired loans increased CHF 91 million to CHF 2.1 billion as of the end of 3Q19, mainly reflecting an increase in restructured loans. Non-interest-earning loans and potential problem loans decreased slightly and non-performing loans were stable.
In Swiss Universal Bank, gross impaired loans increased CHF 82 million, mainly driven by newly impaired positions in the commodity trade finance and the small and medium-sized enterprises business areas. In Investment Banking & Capital Markets and Global Markets, gross impaired loans increased CHF 51 million and CHF 34 million, respectively, mainly driven by the impairment of a revolving loan to a US-based oil and gas company due to an interest payment default. In Asia Pacific, gross impaired loans increased CHF 5 million, mainly reflecting a newly impaired share-backed loan in China and newly impaired positions in aviation and ship finance, partially offset by a repayment in ship finance. In International Wealth Management, gross impaired loans decreased CHF 80 million, mainly driven by reduced exposures in aviation finance, export finance and European mortgages, partially offset by a newly impaired position in lombard lending. Corporate Center impaired loans were stable.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
3Q19 (CHF million)
Balance at beginning of period [2]	482	154	87	48	44	–		67		882
of which individually evaluated for impairment	343	108	50	9	0	–		66		576
of which collectively evaluated for impairment	139	46	37	39	44	–		1		306
Net movements recognized in statements of operations	29	13	22	2	6	–		(9)		63
Gross write-offs	(20)	(13)	0	0	0	–		(2)		(35)
Recoveries	3	1	0	0	0	–		0		4
Net write-offs	(17)	(12)	0	0	0	–		(2)		(31)
Provisions for interest	1	2	1	1	(1)	–		2		6
Foreign currency translation impact and other adjustments, net	1	1	0	0	1	–		1		4
Balance at end of period [2]	496	158	110	51	50	–		59		924
of which individually evaluated for impairment	358	111	60	8	2	–		57		596
of which collectively evaluated for impairment	138	47	50	43	48	–		2		328
9M19 (CHF million)
Balance at beginning of period [2]	504	131	82	60	69	56		0		902
of which individually evaluated for impairment	358	91	47	27	30	55		0		608
of which collectively evaluated for impairment	146	40	35	33	39	1		0		294
Transfers and reclassifications	0	0	0	0	0	(56)		56		0
Net movements recognized in statements of operations	67	31	35	10	10	–		0		153
Gross write-offs	(85)	(14)	(23)	(21)	(31)	–		(2)		(176)
Recoveries	6	2	8	1	1	–		1		19
Net write-offs	(79)	(12)	(15)	(20)	(30)	–		(1)		(157)
Provisions for interest	4	10	8	1	0	–		4		27
Foreign currency translation impact and other adjustments, net	0	(2)	0	0	1	–		0		(1)
Balance at end of period [2]	496	158	110	51	50	–		59		924
of which individually evaluated for impairment	358	111	60	8	2	–		57		596
of which collectively evaluated for impairment	138	47	50	43	48	–		2		328
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Allowance for loan losses is only based on loans that are not carried at fair value.
Allowance for loan losses
Compared to the end of 2Q19, the allowance for loan losses increased CHF 42 million to CHF 924 million as of the end of 3Q19, primarily due to increases in Asia Pacific and Swiss Universal Bank, partially offset by a decrease in the Corporate Center. In Asia Pacific, the increase in allowance for loan losses of CHF 23 million mainly reflected an increase in market-implied probability of default (PD) for exposures with a BB, B and CCC rating and a final provision on an exposure to an Indian infrastructure development company. In Swiss Universal Bank, the increase in allowance for loan losses of CHF 14 million mainly reflected new provisions in the small and medium-sized enterprises, the consumer finance, the commodity trade finance and the large Swiss corporates business areas, partially offset by write-offs in the consumer finance and the small and medium-sized enterprises business areas. The increases in allowance for loan losses of CHF 6 million and CHF 3 million in Investment Banking & Capital Markets and Global Markets, respectively, were mainly driven by the increase in market-implied PD. In International Wealth Management, the increase in allowance for loan losses of CHF 4 million mainly reflected increased provisions in ship finance and lombard lending, partially offset by a write-off in ship finance. In the Corporate Center, the decrease in allowance for loan losses of CHF 8 million was mainly driven by the partial release of a provision on an exposure to a South African gold mining company and a release of provisions in export finance.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
3Q19 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	0.9	0.4	0.3	0.9	–		6.7		0.5
Gross impaired loans / Gross loans	0.5	1.5	0.4	0.5	1.1	–		12.4		0.7
Allowance for loan losses / Gross loans	0.3	0.3	0.3	0.5	0.9	–		4.9		0.3
Specific allowance for loan losses / Gross impaired loans	42.3	13.3	32.1	15.7	3.4	–		37.7		28.0
2Q19 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.4	0.0	0.0	–		6.3		0.5
Gross impaired loans / Gross loans	0.4	1.7	0.4	0.2	0.1	–		14.3		0.7
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.5	0.9	–		6.3		0.3
Specific allowance for loan losses / Gross impaired loans	44.8	11.8	27.5	52.9	0.0	–		43.4		28.3
4Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.5	0.3	0.8	9.2		0.0		0.5
Gross impaired loans / Gross loans	0.6	1.6	0.5	0.5	1.0	20.8		0.0		0.8
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.7	1.5	7.7		0.0		0.3
Specific allowance for loan losses / Gross impaired loans	38.4	10.9	25.4	62.8	66.7	36.4		–		27.7
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2018 and in II – Treasury, risk, balance sheet and off-balance sheet – Risk management – Credit risk review in the Credit Suisse Financial Report 2Q19 for further information on selected European credit risk exposures.

Balance sheet and off-balance sheet
As of the end of 3Q19, total assets of CHF 795.9 billion increased 1% and total liabilities of CHF 750.6 billion increased 1% compared to the end of 2Q19, primarily reflecting a foreign exchange translation impact and higher operating activities.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 795.9 billion as of the end of 3Q19, an increase of CHF 11.7 billion, or 1%, from the end of 2Q19, reflecting the foreign exchange translation impact and higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 3.2 billion.
Compared to the end of 2Q19, trading assets increased CHF 12.1 billion, or 8%, mainly due to higher debt and equity securities, higher derivative instruments and the foreign exchange translation impact. Net loans increased CHF 4.7 billion, or 2%, mainly driven by higher loans to financial institutions, higher consumer mortgages, increased commercial and industrial loans, higher consumer finance loans and the foreign exchange translation impact. Cash and due from banks increased CHF 3.3 billion, or 4%, mainly driven by higher cash positions at the ECB, the SNB and various other central banks, partially offset by a decrease in US treasury bills. Central bank funds sold, securities purchased under resale agreements and securities borrowing were stable, mainly reflecting a decrease in cash collateral, offset by an increase in reverse repurchase transactions from customers and the foreign exchange translation impact. Brokerage receivables decreased CHF 2.4 billion, or 6%, primarily due to decreases in open trades and margin lending, partially offset by an increase in failed trades and the foreign exchange translation impact. All other assets decreased CHF 5.2 billion, or 5%, mainly reflecting a decrease of CHF 6.7 billion, or 15%, in securities received as collateral, partially offset by an increase of CHF 1.6 billion, or 4%, in other assets, mainly related to assets held-for-sale.
Balance sheet summary
				% change
end of	3Q19	2Q19	4Q18	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	95,743	92,489	100,047	4	(4)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	112,724	113,466	117,095	(1)	(4)
Trading assets	157,743	145,613	133,635	8	18
Net loans	298,470	293,797	287,581	2	4
Brokerage receivables	39,284	41,654	38,907	(6)	1
All other assets	91,956	97,197	91,651	(5)	0
Total assets	795,920	784,216	768,916	1	4
Liabilities and equity (CHF million)
Due to banks	20,075	18,498	15,220	9	32
Customer deposits	374,872	364,302	363,925	3	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,924	19,582	24,623	22	(3)
Trading liabilities	43,858	43,356	42,169	1	4
Long-term debt	159,115	157,955	154,308	1	3
Brokerage payables	33,545	35,120	30,923	(4)	8
All other liabilities	95,227	101,475	93,729	(6)	2
Total liabilities	750,616	740,288	724,897	1	4
Total shareholders' equity	45,150	43,673	43,922	3	3
Noncontrolling interests	154	255	97	(40)	59
Total equity	45,304	43,928	44,019	3	3

Total liabilities and equity	795,920	784,216	768,916	1	4

Total liabilities were CHF 750.6 billion as of the end of 3Q19, an increase of CHF 10.3 billion, or 1%, from the end of 2Q19, reflecting the foreign exchange translation impact and higher operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 1.6 billion.
Compared to the end of 2Q19, customer deposits increased CHF 10.6 billion, or 3%, mainly due to increases in certificates of deposits, time deposits and the foreign exchange translation impact, partially offset by a decrease in demand deposits. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 4.3 billion, or 22%, primarily due to an increase in cash collateral. Due to banks increased CHF 1.6 billion, or 9%, mainly driven by an increase in time deposits. Trading liabilities were stable, reflecting the foreign exchange translation impact, offset by a decrease in cash collateral on derivative instruments. Long-term debt was stable, primarily reflecting the foreign exchange translation impact, offset by maturities of senior debt. Brokerage payables decreased CHF 1.6 billion, or 4%, mainly due to decreases in open trades with banks, partially offset by an increase in failed trades and the foreign exchange translation impact. All other liabilities decreased CHF 6.2 billion, or 6%, primarily reflecting a decrease of CHF 6.7 billion, or 15%, in obligation to return securities received as collateral, partially offset by an increase of CHF 0.4 billion, or 1%, in other liabilities.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Goodwill
20 Other assets and other liabilities
21 Leases
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation
34 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse Group AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (“the Group”) as of September 30, 2019, the related condensed consolidated statements of operations, comprehensive income, and changes in equity for the three and nine-month periods ended September 30, 2019 and 2018, the related condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2019 and 2018, and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2018, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 22, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.KPMG AGNicholas EdmondsShaun KendriganLicensed Audit ExpertLicensed Audit ExpertZurich, SwitzerlandOctober 30, 2019

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q19	2Q19	3Q18	9M19	9M18
Consolidated statements of operations (CHF million)
Interest and dividend income	5,329	5,653	4,558	15,800	14,099
Interest expense	(3,547)	(3,652)	(3,139)	(10,485)	(9,502)
Net interest income	1,782	2,001	1,419	5,315	4,597
Commissions and fees	2,754	2,927	2,821	8,293	9,026
Trading revenues	149	182	383	1,171	1,489
Other revenues	641	471	265	1,515	1,007
Net revenues	5,326	5,581	4,888	16,294	16,119
Provision for credit losses	72	25	65	178	186
Compensation and benefits	2,383	2,545	2,394	7,446	7,479
General and administrative expenses	1,404	1,395	1,301	4,212	4,229
Commission expenses	325	314	286	952	958
Restructuring expenses	–	–	171	–	490
Total other operating expenses	1,729	1,709	1,758	5,164	5,677
Total operating expenses	4,112	4,254	4,152	12,610	13,156
Income before taxes	1,142	1,302	671	3,506	2,777
Income tax expense	256	365	261	934	1,021
Net income	886	937	410	2,572	1,756
Net income/(loss) attributable to noncontrolling interests	5	0	(14)	5	(9)
Net income attributable to shareholders	881	937	424	2,567	1,765
Earnings/(loss) per share (CHF)
Basic earnings per share	0.35	0.37	0.17	1.01	0.68
Diluted earnings per share	0.34	0.36	0.16	0.99	0.67
Consolidated statements of comprehensive income (unaudited)
in	3Q19	2Q19	3Q18	9M19	9M18
Comprehensive income/(loss) (CHF million)
Net income	886	937	410	2,572	1,756
Gains/(losses) on cash flow hedges	18	43	3	107	(40)
Foreign currency translation	230	(592)	(513)	(163)	(450)
Unrealized gains/(losses) on securities	9	12	(4)	35	(18)
Actuarial gains/(losses)	183	386	58	629	211
Net prior service credit/(cost)	(33)	306	(25)	249	(85)
Gains/(losses) on liabilities related to credit risk	381	(231)	(825)	(971)	327
Other comprehensive income/(loss), net of tax	788	(76)	(1,306)	(114)	(55)
Comprehensive income/(loss)	1,674	861	(896)	2,458	1,701
Comprehensive income/(loss) attributable to noncontrolling interests	9	(3)	(16)	8	(15)
Comprehensive income/(loss) attributable to shareholders	1,665	864	(880)	2,450	1,716
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q19	2Q19	4Q18
Assets (CHF million)
Cash and due from banks	95,743	92,489	100,047
of which reported at fair value	193	172	115
of which reported from consolidated VIEs	151	274	173
Interest-bearing deposits with banks	777	909	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	112,724	113,466	117,095
of which reported at fair value	85,264	82,286	81,818
Securities received as collateral, at fair value	38,677	45,378	41,696
of which encumbered	22,448	27,300	25,711
Trading assets, at fair value	157,743	145,613	133,635
of which encumbered	42,024	38,536	32,452
of which reported from consolidated VIEs	3,109	3,010	3,048
Investment securities	999	1,398	1,479
of which reported at fair value	999	1,398	1,479
Other investments	5,358	4,986	4,890
of which reported at fair value	2,887	2,574	2,434
of which reported from consolidated VIEs	1,550	1,671	1,505
Net loans	298,470	293,797	287,581
of which reported at fair value	12,743	12,837	14,873
of which encumbered	301	245	230
of which reported from consolidated VIEs	333	323	387
allowance for loan losses	(924)	(882)	(902)
Goodwill	4,760	4,731	4,766
Other intangible assets	219	216	219
of which reported at fair value	170	162	163
Brokerage receivables	39,284	41,654	38,907
Other assets	41,166	39,579	37,459
of which reported at fair value	10,753	8,195	7,263
of which encumbered	240	280	279
of which reported from consolidated VIEs	2,036	1,951	2,049
Total assets	795,920	784,216	768,916
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q19	2Q19	4Q18
Liabilities and equity (CHF million)
Due to banks	20,075	18,498	15,220
of which reported at fair value	318	281	406
Customer deposits	374,872	364,302	363,925
of which reported at fair value	3,060	2,977	3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,924	19,582	24,623
of which reported at fair value	8,840	9,195	14,828
Obligation to return securities received as collateral, at fair value	38,677	45,378	41,696
Trading liabilities, at fair value	43,858	43,356	42,169
of which reported from consolidated VIEs	7	6	3
Short-term borrowings	26,151	26,139	21,926
of which reported at fair value	10,764	10,237	8,068
of which reported from consolidated VIEs	4,826	4,828	5,465
Long-term debt	159,115	157,955	154,308
of which reported at fair value	73,277	71,648	63,935
of which reported from consolidated VIEs	2,156	2,071	1,764
Brokerage payables	33,545	35,120	30,923
Other liabilities	30,399	29,958	30,107
of which reported at fair value	7,835	7,613	9,001
of which reported from consolidated VIEs	310	314	277
Total liabilities	750,616	740,288	724,897
Common shares	102	102	102
Additional paid-in capital	34,427	34,219	34,889
Retained earnings	29,782	28,901	26,973
Treasury shares, at cost	(999)	(603)	(61)
Accumulated other comprehensive income/(loss)	(18,162)	(18,946)	(17,981)
Total shareholders' equity	45,150	43,673	43,922
Noncontrolling interests	154	255	97
Total equity	45,304	43,928	44,019

Total liabilities and equity	795,920	784,216	768,916
end of	3Q19	2Q19	4Q18
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,209,011,720	3,209,011,720	3,271,129,950
Common shares issued	2,556,011,720	2,556,011,720	2,556,011,720
Treasury shares	(82,227,241)	(48,237,130)	(5,427,691)
Shares outstanding	2,473,784,479	2,507,774,590	2,550,584,029
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
3Q19 (CHF million)
Balance at beginning of period	102	34,219	28,901	(603)	(18,946)	43,673	255	43,928
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(27)	(27)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	6	6
Net income/(loss)	–	–	881	–	–	881	5	886
Total other comprehensive income/(loss), net of tax	–	–	–	–	784	784	4	788
Sale of treasury shares	–	3	–	2,716	–	2,719	–	2,719
Repurchase of treasury shares	–	–	–	(3,145)	–	(3,145)	–	(3,145)
Share-based compensation, net of tax	–	205	–	33	–	238	–	238
Change in scope of consolidation, net	–	–	–	–	–	–	(89)	(89)
Balance at end of period	102	34,427	29,782	(999)	(18,162)	45,150	154	45,304
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q19 (CHF million)
Balance at beginning of period	102	35,212	27,964	(580)	(18,873)	43,825	106	43,931
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	7	7
Net income/(loss)	–	–	937	–	–	937	–	937
Total other comprehensive income/(loss), net of tax	–	–	–	–	(73)	(73)	(3)	(76)
Sale of treasury shares	–	(4)	–	1,890	–	1,886	–	1,886
Repurchase of treasury shares	–	–	–	(2,351)	–	(2,351)	–	(2,351)
Share-based compensation, net of tax	–	(352)	–	438	–	86	–	86
Financial instruments indexed to own shares	–	58	–	–	–	58	–	58
Dividends paid	–	(695)	–	–	–	(695)	–	(695)
Change in scope of consolidation, net	–	–	–	–	–	–	160	160
Balance at end of period	102	34,219	28,901	(603)	(18,946)	43,673	255	43,928
3Q18 (CHF million)
Balance at beginning of period	102	34,678	26,290	(96)	(17,504)	43,470	139	43,609
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(27)	(27)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2	–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	18	18
Net income/(loss)	–	–	424	–	–	424	(14)	410
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,304)	(1,304)	(2)	(1,306)
Sale of treasury shares	–	–	–	3,003	–	3,003	–	3,003
Repurchase of treasury shares	–	–	–	(2,979)	–	(2,979)	–	(2,979)
Share-based compensation, net of tax	–	197	–	13	–	210	–	210
Financial instruments indexed to own shares	–	(92)	–	–	–	(92)	–	(92)
Change in scope of consolidation, net	–	–	–	–	–	–	88	88
Balance at end of period	102	34,785	26,714	(59)	(18,808)	42,734	200	42,934
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
9M19 (CHF million)
Balance at beginning of period	102	34,889		26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(45)	(45)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	24	24
Net income/(loss)	–	–		2,567	–	–	2,567	5	2,572
Cumulative effect of accounting changes, net of tax	–	–		242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–		–	–	(117)	(117)	3	(114)
Sale of treasury shares	–	6		–	7,433	–	7,439	–	7,439
Repurchase of treasury shares	–	–		–	(8,863)	–	(8,863)	–	(8,863)
Share-based compensation, net of tax	–	106		–	492	–	598	–	598
Financial instruments indexed to own shares [3]	–	121		–	–	–	121	–	121
Dividends paid	–	(695)	[4]	–	–	–	(695)	(1)	(696)
Changes in scope of consolidation, net	–	–		–	–	–	–	71	71
Balance at end of period	102	34,427		29,782	(999)	(18,162)	45,150	154	45,304
9M18 (CHF million)
Balance at beginning of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(63)	(63)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2		–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	28	28
Net income/(loss)	–	–		1,765	–	–	1,765	(9)	1,756
Cumulative effect of accounting changes, net of tax	–	–		(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(49)	(49)	(6)	(55)
Sale of treasury shares	–	(13)		–	9,191	–	9,178	–	9,178
Repurchase of treasury shares	–	–		–	(9,878)	–	(9,878)	–	(9,878)
Share-based compensation, net of tax	–	(290)		–	731	–	441	–	441
Financial instruments indexed to own shares	–	79		–	–	–	79	–	79
Dividends paid	–	(661)		–	–	–	(661)	(4)	(665)
Changes in scope of consolidation, net	–	–		–	–	–	–	(31)	(31)
Balance at end of period	102	34,785		26,714	(59)	(18,808)	42,734	200	42,934
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M19	9M18
Operating activities (CHF million)
Net income	2,572	1,756
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	701	665
Provision for credit losses	178	186
Deferred tax provision/(benefit)	418	551
Valuation adjustments relating to long-term debt	9,461	(3,335)
Share of net income/(loss) from equity method investments	(67)	(26)
Trading assets and liabilities, net	(22,610)	32,342
(Increase)/decrease in other assets	(762)	(3,271)
Increase/(decrease) in other liabilities	(513)	(6,096)
Other, net	(1,154)	(133)
Total adjustments	(14,348)	20,883
Net cash provided by/(used in) operating activities	(11,776)	22,639
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	375	(514)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,501	(2,403)
Purchase of investment securities	(333)	(394)
Proceeds from sale of investment securities	5	255
Maturities of investment securities	814	142
Investments in subsidiaries and other investments	(246)	(478)
Proceeds from sale of other investments	1,019	1,387
(Increase)/decrease in loans	(14,027)	(9,425)	[1]
Proceeds from sales of loans	3,256	4,836	[1]
Capital expenditures for premises and equipment and other intangible assets	(856)	(883)
Proceeds from sale of premises and equipment and other intangible assets	30	29
Other, net	227	284
Net cash provided by/(used in) investing activities	(4,235)	(7,164)
1 Prior period has been corrected.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M19	9M18
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	14,624	(9,329)
Increase/(decrease) in short-term borrowings	3,356	(7,419)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(936)	(7,998)
Issuances of long-term debt	25,763	24,783
Repayments of long-term debt	(31,042)	(28,866)
Sale of treasury shares	7,439	9,178
Repurchase of treasury shares	(8,863)	(9,878)
Dividends paid	(696)	(665)
Other, net	1,869	276
Net cash provided by/(used in) financing activities	11,514	(29,918)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	193	(427)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(4,304)	(14,870)

Cash and due from banks at beginning of period [1]	100,047	109,815
Cash and due from banks at end of period [1]	95,743	94,945
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	9M19	9M18
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	535	483
Cash paid for interest	10,624	9,566
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	38	0
Liabilities sold	8	0
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2018 included in the Credit Suisse Annual Report 2018.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q19 consolidated statements of operations and comprehensive income, the 2Q19 consolidated balance sheets and the 2Q19 consolidated statements of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for a description of accounting standards adopted in 2018.
ASC Topic 220 – Income Statements – Reporting Comprehensive Income
In January 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to Accounting Standards Codification (ASC) Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allowed a reclassification from accumulated other comprehensive income (AOCI) to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act. ASU 2018-02 was effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption was permitted. The adoption of ASU 2018-02 on January 1, 2019 resulted in a net increase in retained earnings of CHF 64 million as a result of the reclassification from AOCI to retained earnings, which was the result of the re-measurement of deferred tax assets and liabilities associated with the change in tax rates.
ASC Topic 350 – Intangibles – Goodwill and Other
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (ASU 2018-15), an update to ASC Subtopic 350-40 – Intangibles – Goodwill and Other – Internal-Use Software. The amendments in ASU 2018-15 align the requirements for capitalizing costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods and can be applied either retrospectively or prospectively. Early adoption, including adoption in an interim period, was permitted. The Group elected to early adopt ASU 2018-15 prospectively on January 1, 2019. The adoption of ASU 2018-15 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 made changes to the hedge accounting model intended to facilitate financial reporting that more closely reflected an entity’s risk management activities and simplified application of hedge accounting. The amendments in ASU 2017-12 provided more hedging strategies that will be eligible for hedge accounting, eased the documentation and effectiveness assessment requirements and resulted in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 was effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, was permitted. The adoption of ASU 2017-12 on January 1, 2019 did not have a material impact on the Group’s financial position, results of operations and cash flows.

In October 2018, the FASB issued ASU 2018-16, “Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (ASU 2018-16), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2018-16 permitted the use of the OIS rate based on the SOFR as a US benchmark interest rate for hedge accounting purposes and was effective for the Group on January 1, 2019. The adoption of ASU 2018-16 on January 1, 2019 did not impact the Group’s existing hedges.
ASC Topic 820 – Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the amendments for removing disclosures and the amendments for certain modifying disclosures upon the issuance of ASU 2018-13. As all amendments relate to disclosures, both the early adopted amendments and those amendments to be adopted on January 1, 2020 did not and will not have an impact on the Group’s financial position, results of operation or cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 set out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also included disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting was substantially unchanged compared to the previous accounting guidance. Under the previous lessee accounting model, the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 required lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet irrespective of the lease classification.
The Group adopted ASU 2016-02 and its subsequent amendments on January 1, 2019 using the modified retrospective approach, with a transition adjustment recognized in retained earnings without restating comparatives. The Group elected the use of the package of practical expedients and the practical expedient to use hindsight.
As a result of adoption, the Group recognized lease liabilities and related right-of-use assets of approximately CHF 3.5 billion and CHF 3.3 billion, respectively. In addition, the Group recognized an increase in retained earnings of approximately CHF 0.2 billion, net of tax, which included the release of previously deferred gains on sale lease-back transactions and previously unrecognized impairment losses.
Standards to be adopted in future periods
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission filer, ASU 2016-13 and its subsequent amendments are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption is permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018. The Group plans to adopt ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach.
The Group established a cross-functional implementation team and governance structure for the project. The Group continues to monitor key interpretive issues including the FASB’s ongoing accounting standards development and adjusts its current expected credit loss (CECL) methodology where applicable. The Group intends to utilize multiple macroeconomic scenarios in estimating expected credit losses. Furthermore, the Group will continue with implementation efforts over the remainder of 2019. The implementation efforts will include validating and testing the CECL models where not already completed as well as updating and testing the end-to-end processes, with a continued focus on internal control documentation and control testing.
The Group estimates that the adoption of ASU 2016-13, and its subsequent amendments, will increase the allowance for credit losses and credit risk-related provisions by 10% to 30%, on a pre-tax basis, resulting in a decrease to retained earnings on January 1, 2020, with no expected impact on regulatory capital. This estimate is based on the CECL implementation status to date, the current composition of the Group’s lending portfolio as well as the use of multiple macroeconomic scenarios. The key drivers for the estimated increase are that the measurement of expected credit losses will consider the full remaining life of the instrument and will also take into account reasonable and supportable forward-looking information. The estimated impact outlined above is expected to vary as it depends on the Group’s completion of the implementation work and the economic outlook, as well as the composition of the Group’s lending portfolio on the adoption date.
ASC Topic 715 – Compensation – Retirement Benefits
In August 2018, the FASB issued ASU 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans” (ASU 2018-14), an update to ASC Topic 715 – Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework. ASU 2018-14 modifies the disclosure framework to improve disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. ASU 2018-14 is effective for annual reporting periods ending after December 15, 2020, with early adoption permitted. ASU 2018-14 should be applied on a retrospective approach for all periods presented. As these amendments relate only to disclosures, there will be no impact from the adoption of ASU 2018-14 on the Group’s financial position, results of operations or cash flows.
3 Business developments and subsequent events
Business developments
In September 2019, the Group completed the first closing of the transfer announced in June 2019, which combined its open architecture investment fund platform, Credit Suisse InvestLab AG (InvestLab), with Allfunds Group (Allfunds). The transaction included the transfer of the InvestLab legal entity and its related employees and service agreements to Allfunds. The subsequent transfer of the related distribution agreements is expected to be completed in 1Q20.
Other revenues in 3Q19 included CHF 327 million from this first closing as reflected in net revenues of the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Subsequent events
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	3Q19	2Q19	3Q18	9M19	9M18
Net revenues (CHF million)
Swiss Universal Bank	1,417	1,476	1,341	4,272	4,191
International Wealth Management	1,461	1,369	1,265	4,247	4,012
Asia Pacific	886	913	811	2,653	2,716
Global Markets	1,415	1,553	1,043	4,440	4,015
Investment Banking & Capital Markets	425	454	530	1,235	1,702
Strategic Resolution Unit [1]	–	–	(154)	–	(533)
Corporate Center	(278)	(184)	52	(553)	16
Net revenues	5,326	5,581	4,888	16,294	16,119
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	607	654	511	1,811	1,627
International Wealth Management	539	444	378	1,506	1,295
Asia Pacific	247	237	176	667	627
Global Markets	269	357	(96)	908	347
Investment Banking & Capital Markets	(15)	6	70	(102)	239
Strategic Resolution Unit [1]	–	–	(307)	–	(1,084)
Corporate Center	(505)	(396)	(61)	(1,284)	(274)
Income/(loss) before taxes	1,142	1,302	671	3,506	2,777
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Total assets
end of	3Q19	2Q19	4Q18
Total assets (CHF million)
Swiss Universal Bank	232,130	229,705	224,301
International Wealth Management	96,003	94,591	91,835
Asia Pacific	108,923	106,592	99,809
Global Markets	214,708	217,930	211,530
Investment Banking & Capital Markets	19,177	17,667	16,156
Strategic Resolution Unit [1]	–	–	20,874
Corporate Center	124,979	117,731	104,411
Total assets	795,920	784,216	768,916
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

5 Net interest income
in	3Q19	2Q19	3Q18	9M19	9M18
Net interest income (CHF million)
Loans	1,813	1,855	1,696	5,455	4,978
Investment securities	2	3	22	8	52
Trading assets	2,116	2,246	1,410	5,862	4,950
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	740	779	722	2,300	2,085
Other	658	770	708	2,175	2,034
Interest and dividend income	5,329	5,653	4,558	15,800	14,099
Deposits	(790)	(808)	(580)	(2,381)	(1,617)
Short-term borrowings	(97)	(114)	(80)	(308)	(285)
Trading liabilities	(1,112)	(1,069)	(727)	(2,895)	(2,731)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(402)	(456)	(503)	(1,340)	(1,379)
Long-term debt	(851)	(910)	(1,032)	(2,665)	(2,924)
Other	(295)	(295)	(217)	(896)	(566)
Interest expense	(3,547)	(3,652)	(3,139)	(10,485)	(9,502)
Net interest income	1,782	2,001	1,419	5,315	4,597
6 Commissions and fees
in	3Q19	2Q19	3Q18	9M19	9M18
Commissions and fees (CHF million)
Lending business	424	443	443	1,263	1,442
Investment and portfolio management	874	846	896	2,565	2,684
Other securities business	17	16	12	45	35
Fiduciary business	891	862	908	2,610	2,719
Underwriting	333	514	405	1,192	1,388
Brokerage	731	734	614	2,158	2,169
Underwriting and brokerage	1,064	1,248	1,019	3,350	3,557
Other services	375	374	451	1,070	1,308
Commissions and fees	2,754	2,927	2,821	8,293	9,026
7 Trading revenues
in	3Q19	2Q19	3Q18	9M19	9M18
Trading revenues (CHF million)
Interest rate products	(34)	(334)	361	62	917
Foreign exchange products	72	(60)	158	(203)	311
Equity/index-related products	82	114	15	936	411
Credit products	(148)	198	(207)	(278)	(108)
Commodity and energy products	42	36	38	126	77
Other products	135	228	18	528	(119)
Trading revenues	149	182	383	1,171	1,489
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on trading revenues and managing trading risks.

8 Other revenues
in	3Q19	2Q19	3Q18	9M19	9M18
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	(1)	0	(2)
Loans held-for-sale	(1)	(7)	(11)	(17)	0
Long-lived assets held-for-sale	1	74	13	104	29
Equity method investments	51	54	50	161	171
Other investments	354	121	28	577	217
Other	236	229	186	690	592
Other revenues	641	471	265	1,515	1,007
9 Provision for credit losses
in	3Q19	2Q19	3Q18	9M19	9M18
Provision for credit losses (CHF million)
Provision for loan losses	63	15	48	153	144
Provision for lending-related and other exposures	9	10	17	25	42
Provision for credit losses	72	25	65	178	186
10 Compensation and benefits
in	3Q19	2Q19	3Q18	9M19	9M18
Compensation and benefits (CHF million)
Salaries and variable compensation	2,030	2,161	2,070	6,361	6,407
Social security	152	187	150	498	510
Other [1]	201	197	174	587	562
Compensation and benefits	2,383	2,545	2,394	7,446	7,479
1
Includes pension-related expenses of CHF 106 million, CHF 112 million, CHF 99 million, CHF 326 million and CHF 314 million in 3Q19, 2Q19, 3Q18, 9M19 and 9M18, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	3Q19	2Q19	3Q18	9M19	9M18
General and administrative expenses (CHF million)
Occupancy expenses	253	247	233	782	721
IT, machinery and equipment	336	326	299	985	849
Provisions and losses	83	78	60	219	297
Travel and entertainment	79	88	73	245	250
Professional services	405	407	393	1,215	1,304
Amortization and impairment of other intangible assets	6	1	2	9	7
Other [1]	242	248	241	757	801
General and administrative expenses	1,404	1,395	1,301	4,212	4,229
1
Includes pension-related expenses/(credits) of CHF (53) million, CHF (52) million, CHF (51) million, CHF (139) million and CHF (156) million in 3Q19, 2Q19, 3Q18, 9M19 and 9M18, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
The Group completed the three-year restructuring plan in connection with the implementation of the revised Group strategy by the end of 2018. Restructuring expenses primarily included termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	3Q18	9M18
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	25	80
International Wealth Management	28	82
Asia Pacific	9	35
Global Markets	64	162
Investment Banking & Capital Markets	17	78
Strategic Resolution Unit [1]	28	52
Corporate Center	0	1
Total restructuring expenses	171	490
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Restructuring expenses by type
in	3Q18	9M18
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	59	247
of which severance expenses	47	174
of which accelerated deferred compensation	12	73
General and administrative-related expenses	112	243
of which pension expenses	6	58
Total restructuring expenses	171	490
13 Earnings per share
in	3Q19	2Q19	3Q18	9M19	9M18
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	881	937	424	2,567	1,765
Net income attributable to shareholders for diluted earnings per share	881	937	424	2,567	1,765
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,505.0	2,546.1	2,564.1	2,541.4	2,577.4
Dilutive share options and warrants	1.9	4.0	2.6	3.0	2.7
Dilutive share awards	63.3	46.4	53.2	51.7	54.4
For diluted earnings per share available for common shares [1]	2,570.2	2,596.5	2,619.9	2,596.1	2,634.5
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.35	0.37	0.17	1.01	0.68
Diluted earnings per share available for common shares	0.34	0.36	0.16	0.99	0.67
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.5 million, 6.2 million, 7.7 million, 7.5 million and 9.5 million for 3Q19, 2Q19, 3Q18, 9M19 and 9M18, respectively.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receives underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	3Q19	2Q19	3Q18	9M19	9M18
Contracts with customers (CHF million)
Investment and portfolio management	874	846	896	2,565	2,684
Other securities business	17	16	12	45	35
Underwriting	333	514	405	1,192	1,388
Brokerage	731	732	623	2,157	2,182
Other services	378	375	452	1,075	1,410
Total revenues from contracts with customers	2,333	2,483	2,388	7,034	7,699
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of / in	3Q19	2Q19	4Q18
Contract balances (CHF million)
Contract receivables	850	901	791
Contract liabilities	54	63	56
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	19	10	16
The Group’s contract terms are generally such that they do not result in any contract assets.
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). The Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.

15 Trading assets and liabilities
end of	3Q19	2Q19	4Q18
Trading assets (CHF million)
Debt securities	72,646	64,468	63,567
Equity securities	58,363	56,317	46,463
Derivative instruments [1]	21,824	19,561	18,312
Other	4,910	5,267	5,293
Trading assets	157,743	145,613	133,635
Trading liabilities (CHF million)
Short positions	28,769	28,521	26,946
Derivative instruments [1]	15,089	14,835	15,223
Trading liabilities	43,858	43,356	42,169
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	3Q19	2Q19	4Q18
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	23,584	19,550	20,216
Cash collateral received	16,911	16,052	13,213
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	5,227	5,692	7,057
Cash collateral received	7,673	7,048	6,903
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

16 Investment securities
end of	3Q19	2Q19	4Q18
Investment securities (CHF million)
Debt securities available-for-sale	999	1,398	1,479
Total investment securities	999	1,398	1,479
Investment securities by type
	3Q19				4Q18
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	27	0	0	27	2	0	0	2
Debt securities issued by foreign governments	326	12	0	338	821	7	0	828
Corporate debt securities	593	41	0	634	649	0	0	649
Debt securities available-for-sale	946	53	0	999	1,472	7	0	1,479
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	9M19	9M18
Additional information – debt securities (CHF million)
Proceeds from sales	5	255
Realized gains	0	8
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
3Q19 (CHF million, except where indicated)
Due within 1 year	348	348	0.34
Due from 1 to 5 years	2	2	3.62
Due from 5 to 10 years	596	649	0.86
Total debt securities	946	999	0.67

17 Other investments
end of	3Q19	2Q19	4Q18
Other investments (CHF million)
Equity method investments	2,393	2,392	2,467
Equity securities (without a readily determinable fair value) [1]	1,712	1,360	1,207
of which at net asset value	508	622	530
of which at measurement alternative	267	255	227
of which at fair value	645	248	208
of which at cost less impairment	292	235	242
Real estate held-for-investment [2]	88	79	79
Life finance instruments [3]	1,165	1,155	1,137
Total other investments	5,358	4,986	4,890
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 3Q19, 2Q19 and 4Q18, real estate held for investment included foreclosed or repossessed real estate of CHF 13 million, CHF 3 million and CHF 3 million, respectively, all related to residential real estate.

3 Includes life settlement contracts at investment method and single premium immediate annuity contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	9M19	Cumulative	9M18
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(1)	(8)	(3)
Upward adjustments	11	11	0
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.
No impairments were recorded on real estate held-for-investments in 3Q19, 2Q19, 3Q18, 9M19 and 9M18, respectively.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 32 million, CHF 32 million and CHF 31 million for 3Q19, 2Q19 and 4Q18, respectively.

18 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	3Q19	2Q19	4Q18
Loans (CHF million)
Mortgages	109,584	108,919	107,845
Loans collateralized by securities	44,210	44,317	42,034
Consumer finance	5,393	4,965	3,905
Consumer	159,187	158,201	153,784
Real estate	28,040	27,857	26,727
Commercial and industrial loans	88,357	87,731	85,698
Financial institutions	19,710	16,933	18,494
Governments and public institutions	4,222	4,066	3,893
Corporate & institutional	140,329	136,587	134,812
Gross loans	299,516	294,788	288,596
of which held at amortized cost	286,773	281,951	273,723
of which held at fair value	12,743	12,837	14,873
Net (unearned income)/deferred expenses	(122)	(109)	(113)
Allowance for loan losses	(924)	(882)	(902)
Net loans	298,470	293,797	287,581
Gross loans by location (CHF million)
Switzerland	163,883	163,225	160,444
Foreign	135,633	131,563	128,152
Gross loans	299,516	294,788	288,596
Impaired loan portfolio (CHF million)
Non-performing loans	1,187	1,183	1,203
Non-interest-earning loans	300	310	300
Non-performing and non-interest-earning loans	1,487	1,493	1,503
Restructured loans	376	274	299
Potential problem loans	263	268	390
Other impaired loans	639	542	689
Gross impaired loans	2,126	2,035	2,192

Allowance for loan losses by loan portfolio
	3Q19			2Q19			3Q18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	171	711	882	181	785	966	213	692	905
Net movements recognized in statements of operations	9	54	63	10	5	15	6	42	48
Gross write-offs	(11)	(24)	(35)	(25)	(87)	(112)	(33)	(9)	(42)
Recoveries	4	0	4	2	10	12	5	1	6
Net write-offs	(7)	(24)	(31)	(23)	(77)	(100)	(28)	(8)	(36)
Provisions for interest	3	3	6	3	7	10	3	3	6
Foreign currency translation impact and other adjustments, net	(3)	7	4	0	(9)	(9)	(2)	(9)	(11)
Balance at end of period	173	751	924	171	711	882	192	720	912
of which individually evaluated for impairment	133	463	596	130	446	576	150	499	649
of which collectively evaluated for impairment	40	288	328	41	265	306	42	221	263
Gross loans held at amortized cost (CHF million)
Balance at end of period	159,157	127,616	286,773	158,176	123,775	281,951	153,764	117,369	271,133
of which individually evaluated for impairment [1]	654	1,472	2,126	648	1,387	2,035	607	1,421	2,028
of which collectively evaluated for impairment	158,503	126,144	284,647	157,528	122,388	279,916	153,157	115,948	269,105
	9M19			9M18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	187	715	902	220	662	882
Net movements recognized in statements of operations	31	122	153	26	118	144
Gross write-offs	(59)	(117)	(176)	(72)	(90)	(162)
Recoveries	7	12	19	10	22	32
Net write-offs	(52)	(105)	(157)	(62)	(68)	(130)
Provisions for interest	8	19	27	9	12	21
Foreign currency translation impact and other adjustments, net	(1)	0	(1)	(1)	(4)	(5)
Balance at end of period	173	751	924	192	720	912
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
	3Q19			2Q19			3Q18
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	[1]	Total
Loans held at amortized cost (CHF million)
Purchases [2]	2	534	536	0	472	472	0	573		573
Reclassifications from loans held-for-sale [3]	0	0	0	0	10	10	0	0		0
Reclassifications to loans held-for-sale [4]	0	545	545	0	555	555	0	286		286
Sales [4]	0	500	500	0	491	491	0	260		260
1 Prior period has been corrected.
2 Includes drawdowns under purchased loan commitments.
3 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
4 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales (continued)
in	9M19			9M18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	[1]	Total
Loans held at amortized cost (CHF million)
Purchases [2]	2	1,511	1,513	0	1,607		1,607
Reclassifications from loans held-for-sale [3]	0	11	11	0	1		1
Reclassifications to loans held-for-sale [4]	0	2,293	2,293	1	1,502		1,503
Sales [4]	0	2,106	2,106	1	1,389		1,390
1 Prior period has been corrected.
2 Includes drawdowns under purchased loan commitments.
3 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
4 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q19 (CHF million)
Mortgages	99,492	9,719	373	109,584
Loans collateralized by securities	40,404	3,736	70	44,210
Consumer finance	2,555	2,641	167	5,363
Consumer	142,451	16,096	610	159,157
Real estate	19,961	7,149	86	27,196
Commercial and industrial loans	42,693	39,708	1,248	83,649
Financial institutions	13,360	2,055	90	15,505
Governments and public institutions	1,215	51	0	1,266
Corporate & institutional	77,229	48,963	1,424	127,616
Gross loans held at amortized cost	219,680	65,059	2,034	286,773
Value of collateral [1]	198,860	49,734	1,366	249,960
4Q18 (CHF million)
Mortgages	97,404	10,046	395	107,845
Loans collateralized by securities	39,281	2,676	77	42,034
Consumer finance	1,465	2,247	170	3,882
Consumer	138,150	14,969	642	153,761
Real estate	19,461	6,494	110	26,065
Commercial and industrial loans	40,872	37,633	1,268	79,773
Financial institutions	10,715	2,138	86	12,939
Governments and public institutions	1,132	53	0	1,185
Corporate & institutional	72,180	46,318	1,464	119,962
Gross loans held at amortized cost	210,330	61,287	2,106	273,723
Value of collateral [1]	192,579	47,999	1,456	242,034
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q19 (CHF million)
Mortgages	109,077	140	68	7	292	507	109,584
Loans collateralized by securities	44,137	7	1	5	60	73	44,210
Consumer finance	4,659	474	20	51	159	704	5,363
Consumer	157,873	621	89	63	511	1,284	159,157
Real estate	26,861	223	8	7	97	335	27,196
Commercial and industrial loans	82,528	366	57	100	598	1,121	83,649
Financial institutions	14,986	428	2	0	89	519	15,505
Governments and public institutions	1,224	42	0	0	0	42	1,266
Corporate & institutional	125,599	1,059	67	107	784	2,017	127,616
Gross loans held at amortized cost	283,472	1,680	156	170	1,295	3,301	286,773
4Q18 (CHF million)
Mortgages	107,364	155	23	10	293	481	107,845
Loans collateralized by securities	41,936	21	0	0	77	98	42,034
Consumer finance	3,383	286	35	32	146	499	3,882
Consumer	152,683	462	58	42	516	1,078	153,761
Real estate	25,914	63	4	0	84	151	26,065
Commercial and industrial loans	78,439	378	96	82	778	1,334	79,773
Financial institutions	12,768	66	19	3	83	171	12,939
Governments and public institutions	1,172	13	0	0	0	13	1,185
Corporate & institutional	118,293	520	119	85	945	1,669	119,962
Gross loans held at amortized cost	270,976	982	177	127	1,461	2,747	273,723
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
3Q19 (CHF million)
Mortgages	332	13	345	25	38	63	408	[1]
Loans collateralized by securities	58	12	70	0	1	1	71
Consumer finance	170	4	174	0	1	1	175
Consumer	560	29	589	25	40	65	654
Real estate	91	6	97	0	2	2	99
Commercial and industrial loans	490	222	712	351	219	570	1,282
Financial institutions	46	43	89	0	2	2	91
Corporate & institutional	627	271	898	351	223	574	1,472
Gross impaired loans	1,187	300	1,487	376	263	639	2,126
4Q18 (CHF million)
Mortgages	304	12	316	34	72	106	422	[1]
Loans collateralized by securities	62	13	75	0	3	3	78
Consumer finance	170	6	176	0	1	1	177
Consumer	536	31	567	34	76	110	677
Real estate	80	4	84	0	38	38	122
Commercial and industrial loans	547	223	770	265	272	537	1,307
Financial institutions	40	42	82	0	4	4	86
Corporate & institutional	667	269	936	265	314	579	1,515
Gross impaired loans	1,203	300	1,503	299	390	689	2,192
1
As of the end of 3Q19 and 4Q18, CHF 152 million and CHF 123 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
	3Q19			4Q18
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
CHF million
Mortgages	322	304	23	278	262	21
Loans collateralized by securities	71	60	19	77	63	35
Consumer finance	174	151	91	174	154	90
Consumer	567	515	133	529	479	146
Real estate	96	87	10	82	73	10
Commercial and industrial loans	821	793	373	773	742	401
Financial institutions	88	83	80	86	84	51
Corporate & institutional	1,005	963	463	941	899	462
Gross impaired loans with a specific allowance	1,572	1,478	596	1,470	1,378	608
Mortgages	86	86	–	144	144	–
Loans collateralized by securities	0	0	–	1	1	–
Consumer finance	1	1	–	3	3	–
Consumer	87	87	–	148	148	–
Real estate	3	3	–	40	40	–
Commercial and industrial loans	461	461	–	534	534	–
Financial institutions	3	3	–	0	0	–
Corporate & institutional	467	467	–	574	574	–
Gross impaired loans without specific allowance	554	554	–	722	722	–
Gross impaired loans	2,126	2,032	596	2,192	2,100	608
of which consumer	654	602	133	677	627	146
of which corporate & institutional	1,472	1,430	463	1,515	1,473	462
Gross impaired loan detail (continued)
	3Q19			2Q19			3Q18
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	313	0	0	259	1	1	265	1	1
Loans collateralized by securities	71	0	0	68	0	0	88	0	0
Consumer finance	174	0	0	173	0	0	178	0	0
Consumer	558	0	0	500	1	1	531	1	1
Real estate	87	0	0	75	1	1	107	0	0
Commercial and industrial loans	776	7	4	834	5	0	972	3	0
Financial institutions	87	0	0	94	0	0	53	0	0
Corporate & institutional	950	7	4	1,003	6	1	1,132	3	0
Gross impaired loans with a specific allowance	1,508	7	4	1,503	7	2	1,663	4	1
Mortgages	84	1	0	138	1	0	74	1	0
Loans collateralized by securities	0	0	0	0	0	0	1	0	0
Consumer finance	1	0	0	4	0	0	3	0	0
Consumer	85	1	0	142	1	0	78	1	0
Real estate	24	0	0	43	0	0	10	0	0
Commercial and industrial loans	354	2	0	377	2	0	232	4	0
Financial institutions	3	0	0	9	0	0	0	0	0
Corporate & institutional	381	2	0	429	2	0	242	4	0
Gross impaired loans without specific allowance	466	3	0	571	3	0	320	5	0
Gross impaired loans	1,974	10	4	2,074	10	2	1,983	9	1
of which consumer	643	1	0	642	2	1	609	2	1
of which corporate & institutional	1,331	9	4	1,432	8	1	1,374	7	0

Gross impaired loan detail (continued)
	9M19			9M18
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	280	1	1	261	2	1
Loans collateralized by securities	71	0	0	96	1	1
Consumer finance	174	1	0	177	1	1
Consumer	525	2	1	534	4	3
Real estate	76	1	1	96	0	0
Commercial and industrial loans	814	16	5	941	12	4
Financial institutions	89	1	0	48	0	0
Corporate & institutional	979	18	6	1,085	12	4
Gross impaired loans with a specific allowance	1,504	20	7	1,619	16	7
Mortgages	123	3	0	89	3	0
Loans collateralized by securities	0	0	0	1	0	0
Consumer finance	3	0	0	3	0	0
Consumer	126	3	0	93	3	0
Real estate	36	0	0	5	1	0
Commercial and industrial loans	401	7	1	277	9	0
Financial institutions	6	0	0	0	0	0
Corporate & institutional	443	7	1	282	10	0
Gross impaired loans without specific allowance	569	10	1	375	13	0
Gross impaired loans	2,073	30	8	1,994	29	7
of which consumer	651	5	1	627	7	3
of which corporate & institutional	1,422	25	7	1,367	22	4
Restructured loans held at amortized cost
	3Q19			2Q19			3Q18
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Commercial and industrial loans	4	138	127	6	14	14	1	23	23
Total	4	138	127	6	14	14	1	23	23
	9M19			9M18
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	1	7	7	5	29	29
Commercial and industrial loans	10	152	141	4	38	37
Total	11	159	148	9	67	66

Restructured loans held at amortized cost that defaulted within 12 months from restructuring
	9M19		9M18
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	1	13	0	0
Commercial and industrial loans	0	0	8	76
Total	1	13	8	76
In 3Q19, 2Q19 and 3Q18, the Group did not experience a default on any loan that had been restructured within the previous 12 months.
In 9M19, the loan modifications of the Group included a waiver of claims, interest rate concessions, extended loan repayment terms including the suspension of amortizations and a refinancing at new terms.
19 Goodwill
3Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	612	1,530	2,268	3,179	1,021	8,622
Foreign currency translation impact	6	25	22	7	10	70
Other	(3)	(28)	(10)	0	0	(41)
Balance at end of period	615	1,527	2,280	3,186	1,031	8,651
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	615	1,527	1,508	467	643	4,760
9M19
Gross amount of goodwill (CHF million)
Balance at beginning of period	615	1,544	2,278	3,182	1,026	8,657
Foreign currency translation impact	3	11	12	4	5	35
Other	(3)	(28)	(10)	0	0	(41)
Balance at end of period	615	1,527	2,280	3,186	1,031	8,651
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	615	1,527	1,508	467	643	4,760
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. There was no triggering event in 3Q19.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes, and as approved by the Board of Directors.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

20 Other assets and other liabilities
end of	3Q19	2Q19	4Q18
Other assets (CHF million)
Cash collateral on derivative instruments	5,227	5,692	7,057
Cash collateral on non-derivative transactions	488	414	465
Derivative instruments used for hedging	86	99	33
Assets held-for-sale	9,047	7,005	6,744
of which loans [1]	8,963	6,929	6,630
of which real estate [2]	53	45	54
of which long-lived assets	31	31	60
Premises, equipment and right-of-use assets [3]	7,805	7,737	4,838
Assets held for separate accounts	116	119	125
Interest and fees receivable	4,978	5,240	5,055
Deferred tax assets	4,593	4,787	4,943
Prepaid expenses	467	445	613
of which cloud computing arrangement implementation costs	18	9	–
Failed purchases	1,897	1,271	1,283
Defined benefit pension and post-retirement plan assets	3,142	2,880	1,794
Other	3,320	3,890	4,509
Other assets	41,166	39,579	37,459
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,673	7,048	6,903
Cash collateral on non-derivative transactions	211	120	514
Derivative instruments used for hedging	80	11	8
Operating leases liabilities	3,055	3,143	–
Provisions	905	871	928
of which off-balance sheet risk	169	153	151
Restructuring liabilities	–	–	346
Liabilities held for separate accounts	116	119	125
Interest and fees payable	5,391	5,545	5,159
Current tax liabilities	766	1,130	927
Deferred tax liabilities	625	644	438
Failed sales	1,042	731	2,187
Defined benefit pension and post-retirement plan liabilities	394	510	518
Other	10,141	10,086	12,054
Other liabilities	30,399	29,958	30,107
1 Included as of the end of 3Q19, 2Q19 and 4Q18 were CHF 802 million, CHF 717 million and CHF 687 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 3Q19, 2Q19 and 4Q18, real estate held-for-sale included foreclosed or repossessed real estate of CHF 22 million, CHF 11 million and CHF 13 million, respectively, of which CHF 8 million, CHF 8 million and CHF 10 million, respectively, were related to residential real estate.

3 Premises and equipment were previously presented separately in the consolidated balance sheet.
Premises, equipment and right-of-use assets
end of	3Q19	2Q19	4Q18
Premises and equipment (CHF million)
Buildings and improvements	1,586	1,582	1,617
Land	335	335	347
Leasehold improvements	1,885	1,852	1,880
Software	6,559	6,260	5,909
Equipment	1,854	1,805	1,805
Premises and equipment	12,219	11,834	11,558
Accumulated depreciation	(7,321)	(7,056)	(6,720)
Total premises and equipment, net	4,898	4,778	4,838
Right-of-use assets (CHF million)
Right-of-use assets-operating leases	2,907	2,959	–
Total premises, equipment and right-of-use assets	7,805	7,737	4,838

21 Leases
The Group enters into both lessee and lessor arrangements. A lease is identified when a contract (or a part of a contract) exists that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining whether a contract contains a lease, the Group has assessed whether there is an identifiable asset and whether it has the right to control the use of the identified asset.
> Refer to “Note 2 – Recently issued accounting standards” for further information.
Lessee arrangements
The Group recognizes lease liabilities, which are reported as other liabilities or long-term debt, and right-of-use (ROU) assets, which are reported as other assets. Lease liabilities represent an obligation to make lease payments under the lease contract while ROU assets represent the right to use an underlying asset for the lease term. Lease liabilities and ROU assets are recognized at the lease commencement date based on the present value of future lease payments over the lease term.
> Refer to “Note 20 – Other assets and other liabilities” and “Note 22 – Long-term debt”.
The Group enters into leases with fixed or variable lease payment terms, or with lease payment terms that depend on an index or a referenced rate. Lease payment terms at lease commencement which depend on an index or a referenced rate are considered to be unavoidable and are therefore included in the lease liabilities. Other variable lease payment terms, as well as subsequent changes in an index or referenced rate, are excluded from the lease liabilities. The Group’s incremental borrowing rate, which is used in determining the present value of lease payments, is derived from information available at the lease commencement date. The incremental borrowing rate used for leases is a comparable rate that the Group would expect to pay if it were borrowing from a third party.
The Group primarily enters into operating leases. Operating leases result in a single lease cost, calculated such that the cost of the lease is allocated over the remaining lease term on a straight-line basis. When a real estate lease has both lease and non-lease components, the Group allocates the consideration in the contract based on the relative standalone selling price. For all leases other than real estate leases, the Group does not separate lease and non-lease components. Operating and variable lease costs are recognized in general and administrative expenses. The Group’s finance leases are not material.
Lease terms may include options that permit the Group to extend or terminate these leases. Such options are only included in the measurement of ROU assets and lease liabilities when it is reasonably certain that the Group would exercise the extension option or would not exercise the termination option.
The Group has entered into leases for real estate, equipment and a portfolio of residential solar panels. The portfolio of residential solar panels and certain real estate have subsequently been subleased. Sublease income is recognized in other revenues. Certain real estate leases include restrictions, for example, conditions relating to naming rights or signage.
Lease costs
in	3Q19	2Q19	9M19
Lease costs (CHF million)
Operating lease costs	93	94	301
Variable lease costs	18	10	30
Sublease income	(22)	(18)	(58)
Net lease costs	89	86	273
From time to time, the Group enters into sale-leaseback transactions in which an asset is sold and immediately leased back. If specific criteria are met, the asset is derecognized from the balance sheet and an operating lease is recognized. There were no sale-leaseback transactions in 3Q19.
Other information
in	3Q19	2Q19	9M19
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	0	75	105
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(108)	(105)	(354)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	13	56	82
Changes to right-of-use assets due to lease modifications for operating leases	(1)	(14)	(16)
1 Includes right-of-use assets relating to changes in classification of scope of variable interest entities.
The weighted average remaining lease terms and discount rates are based on all outstanding operating leases as well as their respective lease terms and remaining lease obligations.
Weighted average remaining lease term and discount rate
end of	3Q19
Operating leases
Remaining lease term (years)	12.6
Discount rate (%)	3.0

The following table reflects the undiscounted cash flows from leases for the next five years and thereafter, based on the expected lease term.
Maturities relating to operating lease arrangements
end of	3Q19
Maturity (CHF million)
Due within 1 year	457
Due between 1 and 2 years	389
Due between 2 and 3 years	339
Due between 3 and 4 years	307
Due between 4 and 5 years	269
Thereafter	1,925
Operating lease obligations	3,686
Future interest payable	(631)
Operating lease liabilities	3,055
Maturities relating to operating lease commitments
end of	4Q18
Maturity (CHF million)
2019	503
2020	484
2021	381
2022	354
2023	320
Thereafter	2,209
Future operating lease commitments	4,251
Less minimum non-cancellable sublease rentals	(190)
Total net future minimum lease commitments	4,061
Upon adoption of ASU 2016-02 and its subsequent amendments on January 1, 2019, the Group revised the future operating lease commitments to reflect the expected term of the leases. Previously, the operating lease commitments were based on the minimum contractual term of the lease.
Lessor arrangements
The Group de-recognizes the underlying assets and recognizes net investments in the leases of sales-type and direct financing leases, which are classified as loans. Subsequently, unearned income is amortized to interest income over the lease term using the effective interest method. For operating leases, the Group continues to recognize the underlying asset and depreciates the asset over its estimated useful life. Lease income is recognized in other income on a straight-line basis over the lease term.
Consideration in a contract is allocated to each separate lease component and each non-lease component on a relative basis in proportion to the stand-alone selling price. The stand-alone selling price is the price at which a customer would purchase the component separately.
The Group enters into sales-type, direct financing and operating leases for equipment, vehicles, real estate and residential solar panels.
The net investment in the lease is calculated as the lease receivable plus the unguaranteed portion of the estimated residual value. The lease receivable is initially measured at the present value of the sum of the future lease payments receivable over the lease term and any portion of the estimated residual value at the end of the lease term that is guaranteed by either the lessee or an unrelated third party. The Group initially measures the unguaranteed residual value of the asset as the present value of the amount the lessor expects to derive from the underlying asset following the end of the lease term that is not guaranteed by the lessee or any other third party unrelated to the lessor. The discount rate used is the rate implicit in the lease.
As of 3Q19, the Group had approximately CHF 0.8 billion of residual value guarantees associated with lessor arrangements.
The Group’s risk of loss relating to the residual value of leased assets is mitigated through contractual arrangements with manufactures or suppliers. Leased assets are also monitored through projections of the residual values at lease origination and periodic reviews of residual values.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” for further information on impaired loans.
Net investments
end of 3Q19	Sales-type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	418	2,615
Unguaranteed residual values	31	497
Valuation allowances	(4)	(18)
Total net investments	445	3,094
Maturities relating to lessor arrangements
end of 3Q19	Sales-type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	175	948	49
Due between 1 and 2 years	102	682	34
Due between 2 and 3 years	73	567	36
Due between 3 and 4 years	43	379	32
Due between 4 and 5 years	20	139	48
Thereafter	29	130	90
Total	442	2,845	289
Future interest receivable	(24)	(230)	–
Lease receivables	418	2,615	–
The Group elected the practical expedient to not evaluate whether certain sales taxes and other similar taxes are lessor cost or lessee cost and excludes these costs from being reported as lease income with an associated expense.

The Group enters into leases with fixed or variable lease payments, or with lease payments that depend on an index or a referenced rate which are included in the net investment in the lease at lease commencement, as such payments are considered unavoidable. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the net investment in the lease. Lease payments are recorded when due and payable by the lessee.
Lease income
in	3Q19	2Q19	9M19
Lease income (CHF million)
Interest income on sales-type leases	7	1	9
Interest income on direct financing leases	24	26	77
Lease income from operating leases	37	18	73
Variable lease income	0	2	3
Total lease income	68	47	162
Lease terms may include options that permit the lessee to extend or renew these leases. Such options are only included in the measurement of lease receivables for sales-type and direct financing leases when it is reasonably certain that the lessee would exercise these options. Certain leases include i) termination options that allow lessees to terminate the leases within three months of the commencement date, with a notice period of 30 days; ii) termination options that allow the Group to terminate the lease but do not provide the lessee with the same option; and iii) termination penalties, options to prepay the payments for the remaining lease term or options that permit the lessee to purchase the leased asset at market value or at the greater of market value and the net present value of the remaining payments.
The Group may enter into vehicle leases as a lessor with members of the Board of Directors or the Executive Board. The terms of such leases with members of the Board of Directors are similar to those with third parties and the terms of such leases with members of the Executive Board reflect standard employee conditions.
22 Long-term debt
Long-term debt
end of	3Q19	2Q19	4Q18
Long-term debt (CHF million)
Senior	136,869	138,349	136,392
Subordinated	20,090	17,535	16,152
Non-recourse liabilities from consolidated VIEs	2,156	2,071	1,764
Long-term debt	159,115	157,955	154,308
of which reported at fair value	73,277	71,648	63,935
of which structured notes	50,987	51,145	48,064
Structured notes by product
end of	3Q19	2Q19	4Q18
Structured notes by product (CHF million)
Equity	32,439	32,149	30,698
Fixed income	14,237	14,893	13,128
Credit	3,831	3,695	3,898
Other	480	408	340
Total structured notes	50,987	51,145	48,064

23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
3Q19 (CHF million)
Balance at beginning of period	17	(13,834)	36	(3,570)	669	(2,264)	(18,946)
Increase/(decrease)	(29)	240	9	120	0	352	692
Increase/(decrease) due to equity method investments	17	(18)	0	0	0	0	(1)
Reclassification adjustments, included in net income/(loss)	30	4	0	63	(33)	29	93
Total increase/(decrease)	18	226	9	183	(33)	381	784
Balance at end of period	35	(13,608)	45	(3,387)	636	(1,883)	(18,162)
2Q19 (CHF million)
Balance at beginning of period	(26)	(13,245)	24	(3,956)	363	(2,033)	(18,873)
Increase/(decrease)	45	(589)	12	323	338	(312)	(183)
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	1	0	0	63	(32)	81	113
Total increase/(decrease)	43	(589)	12	386	306	(231)	(73)
Balance at end of period	17	(13,834)	36	(3,570)	669	(2,264)	(18,946)
3Q18 (CHF million)
Balance at beginning of period	(105)	(13,052)	13	(3,430)	462	(1,392)	(17,504)
Increase/(decrease)	(25)	(511)	(4)	(13)	0	(841)	(1,394)
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	31	0	0	71	(25)	16	93
Total increase/(decrease)	3	(511)	(4)	58	(25)	(825)	(1,304)
Balance at end of period	(102)	(13,563)	9	(3,372)	437	(2,217)	(18,808)
9M19 (CHF million)
Balance at beginning of period	(72)	(13,442)	10	(3,974)	387	(890)	(17,981)
Increase/(decrease)	63	(154)	35	443	338	(1,111)	(386)
Increase/(decrease) due to equity method investments	10	(18)	0	0	0	0	(8)
Reclassification adjustments, included in net income/(loss)	34	6	0	186	(89)	140	277
Cumulative effect of accounting changes, net of tax [1]	0	0	0	(42)	0	(22)	(64)
Total increase/(decrease)	107	(166)	35	587	249	(993)	(181)
Balance at end of period	35	(13,608)	45	(3,387)	636	(1,883)	(18,162)
9M18 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(138)	(442)	(11)	(2)	0	276	(317)
Increase/(decrease) due to equity method investments	(6)	0	0	0	0	0	(6)
Reclassification adjustments, included in net income/(loss)	104	(2)	(7)	213	(85)	51	274
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(40)	(444)	(39)	211	(85)	327	(70)
Balance at end of period	(102)	(13,563)	9	(3,372)	437	(2,217)	(18,808)
1 Reflects the reclassification from AOCI to retained earnings as a result of the adoption of ASU 2018-02. Refer to "Note 2 - Recently issued accounting standards" for further information.

Details on significant reclassification adjustments
in	3Q19	2Q19	3Q18	9M19	9M18
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	4	0	0	6	(2)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	79	80	90	235	268
Tax expense/(benefit)	(16)	(17)	(19)	(49)	(55)
Net of tax	63	63	71	186	213
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(42)	(41)	(31)	(113)	(107)
Tax expense	9	9	6	24	22
Net of tax	(33)	(32)	(25)	(89)	(85)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.
Additional share information
	3Q19		2Q19		3Q18		9M19		9M18
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Balance at end of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(48,237,130)		(48,217,358)		(5,967,951)		(5,427,691)		(5,757,666)
Sale of treasury shares	229,827,925		153,739,570		199,785,628		622,073,620		571,001,818
Repurchase of treasury shares	(266,547,430)		(190,464,698)		(198,298,714)		(739,981,865)		(613,637,879)
Share-based compensation	2,729,394		36,705,356		837,040		41,108,695		44,749,730
Balance at end of period	(82,227,241)		(48,237,130)		(3,643,997)		(82,227,241)		(3,643,997)
Common shares outstanding
Balance at end of period	2,473,784,479	[1]	2,507,774,590	[1]	2,552,367,723	[2]	2,473,784,479	[1]	2,552,367,723	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	3Q19		4Q18
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.4	4.5	5.5	4.8
OTC	80.0	76.7	63.4	60.6
Exchange-traded	0.2	0.1	0.2	0.3
Interest rate products	85.6	81.3	69.1	65.7
OTC-cleared	0.2	0.2	0.1	0.2
OTC	24.2	28.5	26.9	31.1
Foreign exchange products	24.4	28.7	27.0	31.3
OTC	10.5	9.8	10.2	10.2
Exchange-traded	5.1	6.3	11.8	14.2
Equity/index-related products	15.6	16.1	22.0	24.4
OTC-cleared	3.4	3.7	1.5	1.6
OTC	3.5	4.5	3.8	4.9
Credit derivatives	6.9	8.2	5.3	6.5
OTC	1.4	0.8	1.2	0.4
Exchange-traded	0.0	0.0	0.1	0.3
Other products [1]	1.4	0.8	1.3	0.7
OTC-cleared	9.0	8.4	7.1	6.6
OTC	119.6	120.3	105.5	107.2
Exchange-traded	5.3	6.4	12.1	14.8
Total gross derivatives subject to enforceable master netting agreements	133.9	135.1	124.7	128.6
Offsetting (CHF billion)
OTC-cleared	(7.5)	(6.8)	(5.9)	(5.8)
OTC	(104.6)	(111.6)	(92.6)	(99.0)
Exchange-traded	(4.8)	(5.0)	(11.6)	(12.5)
Offsetting	(116.9)	(123.4)	(110.1)	(117.3)
of which counterparty netting	(99.9)	(99.9)	(96.9)	(96.9)
of which cash collateral netting	(17.0)	(23.5)	(13.2)	(20.4)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.5	1.6	1.2	0.8
OTC	15.0	8.7	12.9	8.2
Exchange-traded	0.5	1.4	0.5	2.3
Total net derivatives subject to enforceable master netting agreements	17.0	11.7	14.6	11.3
Total derivatives not subject to enforceable master netting agreements [2]	4.9	3.5	3.7	3.9
Total net derivatives presented in the consolidated balance sheets	21.9	15.2	18.3	15.2
of which recorded in trading assets and trading liabilities	21.8	15.1	18.3	15.2
of which recorded in other assets and other liabilities	0.1	0.1	0.0	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 3Q19 and 4Q18. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	3Q19				4Q18
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	86.8	(15.7)	71.1		86.6	(20.9)	65.7
Securities borrowing transactions	13.4	(0.5)	12.9		12.6	(2.2)	10.4
Total subject to enforceable master netting agreements	100.2	(16.2)	84.0		99.2	(23.1)	76.1
Total not subject to enforceable master netting agreements [1]	28.7	–	28.7		41.0	–	41.0
Total	128.9	(16.2)	112.7	[2]	140.2	(23.1)	117.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 85,264 million and CHF 81,818 million of the total net amount as of the end of 3Q19 and 4Q18, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	3Q19				4Q18
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	29.8	(16.2)	13.6		42.3	(22.5)	19.8
Securities lending transactions	7.6	0.0	7.6		4.2	(0.6)	3.6
Obligation to return securities received as collateral, at fair value	37.4	0.0	37.4		39.4	0.0	39.4
Total subject to enforceable master netting agreements	74.8	(16.2)	58.6		85.9	(23.1)	62.8
Total not subject to enforceable master netting agreements [1]	2.4	–	2.4		3.5	–	3.5
Total	77.2	(16.2)	61.0		89.4	(23.1)	66.3
of which securities sold under repurchase agreements and securities lending transactions	38.5	(16.2)	22.3	[2]	47.7	(23.1)	24.6	[2]
of which obligation to return securities received as collateral, at fair value	38.7	0.0	38.7		41.7	0.0	41.7
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 8,840 million and CHF 14,828 million of the total net amount as of the end of 3Q19 and 4Q18, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	3Q19						4Q18
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	17.0	4.5		0.0		12.5	14.6	4.5		0.1		10.0
Securities purchased under resale agreements	71.1	71.1		0.0		0.0	65.7	65.7		0.0		0.0
Securities borrowing transactions	12.9	12.1		0.0		0.8	10.4	10.0		0.0		0.4
Total financial assets subject to enforceable master netting agreements	101.0	87.7		0.0		13.3	90.7	80.2		0.1		10.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.7	2.2		0.0		9.5	11.3	1.4		0.0		9.9
Securities sold under repurchase agreements	13.6	13.6		0.0		0.0	19.8	19.7		0.1		0.0
Securities lending transactions	7.6	6.1		0.0		1.5	3.6	3.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	37.4	31.0		0.0		6.4	39.4	34.3		0.0		5.1
Total financial liabilities subject to enforceable master netting agreements	70.3	52.9		0.0		17.4	74.1	58.6		0.1		15.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 3Q19 income tax expense of CHF 256 million includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2019, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 18.5 billion which are considered indefinitely reinvested. The increase compared to the end of 2Q19 reflected a reserve transfer in one of the Group’s entities. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 190 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2011; the US – 2010; and the Netherlands – 2006.
Effective tax rate
in	3Q19	2Q19	3Q18	9M19	9M18
Effective tax rate (%)	22.4	28.0	38.9	26.6	36.8
Tax expense reconciliation
in	3Q19
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	251
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(24)
Other non-deductible expenses	116
Changes in deferred tax valuation allowance	(25)
Lower taxed income	(69)
Other	7
Income tax expense	256
Foreign tax rate differential
3Q19 included a foreign tax benefit of CHF 24 million mainly driven by losses made in higher tax jurisdictions, such as the UK, and earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
3Q19 included the net impact of CHF 111 million relating to non-deductible interest expenses and non-deductible bank levy costs. The remaining balance included various smaller items relating to other non-deductible expenses.
Changes in deferred tax valuation allowance
3Q19 included the impact of the estimated current year earnings, resulting in a decrease of valuation allowances of CHF 25 million mainly in respect of the Group’s operating entities in the US and the UK.
Lower taxed income
3Q19 primarily included the impacts of CHF 46 million related to the transfer of the InvestLab fund platform to Allfunds Group, non-taxable life insurance income of CHF 12 million and non-taxable dividend income of CHF 11 million.

Other
3Q19 included a tax charge of CHF 32 million relating to the tax impact of transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF 26 million relating to withholding taxes, CHF 20 million relating to prior year adjustments, CHF 16 million relating to the US base erosion and anti-abuse tax (BEAT) and CHF 12 million relating to the intercompany transfer of the UK pension fund. This was partially offset by CHF 62 million relating to agreements reached with tax authorities relating to an advanced pricing agreement and the closure of a tax audit, CHF 30 million relating to a beneficial earnings mix in one of the Group’s operating entities in Switzerland and CHF 14 million relating to own-credit valuation movements. The remaining balance included various smaller items.
Net deferred tax assets
end of	3Q19	2Q19
Net deferred tax assets (CHF million)
Deferred tax assets	4,593	4,787
of which net operating losses	1,405	1,678
of which deductible temporary differences	3,188	3,109
Deferred tax liabilities	(625)	(644)
Net deferred tax assets	3,968	4,143
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Contingent Capital share awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q19 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q19	2Q19	3Q18		9M19	9M18
Deferred compensation expense (CHF million)
Share awards	149	150	121		450	399
Performance share awards	114	122	90		344	291
Contingent Capital Awards	52	83	44		212	138
Contingent Capital share awards	0	0	1		0	2
Other cash awards	113	97	83	[1]	304	246	[1]
Total deferred compensation expense	428	452	339	[1]	1,310	1,076	[1]
1 Prior period has been corrected.
Estimated unrecognized deferred compensation
end of	3Q19
Estimated unrecognized compensation expense (CHF million)
Share awards	625
Performance share awards	313
Contingent Capital Awards	229
Other cash awards	263
Total	1,430

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
3Q19 activity
In 3Q19, the Group awarded deferred fixed cash compensation of CHF 49 million to certain employees in the Americas. This compensation will be expensed in the Investment Banking & Capital Markets and International Wealth Management divisions over a three-year period from the grant date. Amortization of this compensation totaled CHF 23 million in 3Q19.

Share-based award activity
	3Q19			9M19
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	112.7	77.5	0.1	83.2	51.7	3.4
Granted	1.1	0.0	0.0	66.4	46.1	0.0
Settled	(1.5)	(3.2)	0.0	(35.7)	(22.8)	(3.3)
Forfeited	(2.4)	(0.6)	0.0	(4.0)	(1.3)	0.0
Balance at end of period	109.9	73.7	0.1	109.9	73.7	0.1
of which vested	10.2	5.3	0.1	10.2	5.3	0.1
of which unvested	99.7	68.4	0.0	99.7	68.4	0.0
27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group contributed and recognized expenses of CHF 38 million, CHF 44 million, CHF 37 million, CHF 123 million and CHF 122 million related to its defined contribution pension plans in 3Q19, 2Q19, 3Q18, 9M19 and 9M18, respectively.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
The Group expects to contribute CHF 429 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2019. As of the end of 3Q19, CHF 339 million of contributions have been made.
In August 2019, the plan assets and liabilities of the defined benefit pension plan in the UK were transferred from Credit Suisse Securities (Europe) Limited to Credit Suisse International under a flexible apportionment arrangement in accordance with UK law. The transfer triggered an interim re-measurement of the plan assets and liabilities based on year-to-date performance and market data through the end of August 2019, resulting in an actuarial gain and an increase in the overall funding surplus of the defined benefit pension plan in the UK. The total increase in the overall funding surplus of CHF 156 million is reflected in Other assets – defined benefit pension and post-retirement plan assets and an increase in accumulated other comprehensive income in shareholder’s equity of CHF 118 million, net of tax.
Components of net periodic benefit costs
in	3Q19	2Q19	3Q18	9M19	9M18
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	68	68	64	203	194
Interest costs on benefit obligation	34	34	39	114	117
Expected return on plan assets	(125)	(126)	(149)	(376)	(448)
Amortization of recognized prior service cost/(credit)	(42)	(41)	(31)	(113)	(94)
Amortization of recognized actuarial losses	79	80	90	235	269
Settlement losses/(gains)	0	0	0	0	(1)
Curtailment losses/(gains)	0	0	0	0	(13)
Special termination benefits	2	2	8	12	25
Net periodic benefit costs	16	17	21	75	49
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, until the end of 4Q18, in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q19	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,593.0	1.6	1.4	0.0	0.0	0.0
Swaps	10,798.0	61.8	57.5	109.9	0.6	0.2
Options bought and sold (OTC)	1,538.3	22.9	22.6	0.0	0.0	0.0
Futures	309.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	147.3	0.3	0.2	0.0	0.0	0.0
Interest rate products	20,385.6	86.6	81.7	109.9	0.6	0.2
Forwards	1,182.3	8.6	8.7	17.6	0.1	0.1
Swaps	418.9	13.3	16.8	0.0	0.0	0.0
Options bought and sold (OTC)	327.3	3.3	3.9	0.0	0.0	0.0
Futures	9.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.3	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,938.6	25.2	29.4	17.6	0.1	0.1
Forwards	0.8	0.1	0.0	0.0	0.0	0.0
Swaps	168.6	4.1	4.2	0.0	0.0	0.0
Options bought and sold (OTC)	268.1	8.2	7.0	0.0	0.0	0.0
Futures	45.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	463.9	5.1	6.4	0.0	0.0	0.0
Equity/index-related products	946.6	17.5	17.6	0.0	0.0	0.0
Credit derivatives [2]	609.6	7.2	8.6	0.0	0.0	0.0
Forwards	14.9	0.2	0.3	0.0	0.0	0.0
Swaps	12.4	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	17.8	0.3	0.2	0.0	0.0	0.0
Futures	10.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	57.6	1.6	1.0	0.0	0.0	0.0
Total derivative instruments	23,938.0	138.1	138.3	127.5	0.7	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 24,065.5 billion, CHF 138.8 billion and CHF 138.6 billion, respectively, as of the end of 3Q19.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q18	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,477.7	3.6	3.7	0.0	0.0	0.0
Swaps	13,160.7	49.0	45.4	104.4	0.1	0.2
Options bought and sold (OTC)	2,027.6	17.0	17.1	0.0	0.0	0.0
Futures	256.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	111.1	0.3	0.3	0.0	0.0	0.0
Interest rate products	23,033.9	69.9	66.5	104.4	0.1	0.2
Forwards	1,124.5	9.5	10.5	12.0	0.1	0.1
Swaps	456.6	14.4	17.4	0.0	0.0	0.0
Options bought and sold (OTC)	313.0	3.9	4.3	0.0	0.0	0.0
Futures	10.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.3	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,906.1	27.8	32.2	12.0	0.1	0.1
Forwards	0.7	0.2	0.1	0.0	0.0	0.0
Swaps	152.6	4.0	5.1	0.0	0.0	0.0
Options bought and sold (OTC)	211.9	7.3	6.5	0.0	0.0	0.0
Futures	39.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	356.7	11.9	14.4	0.0	0.0	0.0
Equity/index-related products	761.1	23.4	26.1	0.0	0.0	0.0
Credit derivatives [2]	469.4	5.4	6.6	0.0	0.0	0.0
Forwards	8.2	0.1	0.1	0.0	0.0	0.0
Swaps	13.5	1.5	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	9.5	0.1	0.1	0.0	0.0	0.0
Futures	9.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.9	0.0	0.0	0.0	0.0	0.0
Other products [3]	42.4	1.7	0.8	0.0	0.0	0.0
Total derivative instruments	26,212.9	128.2	132.2	116.4	0.2	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 26,329.3 billion, CHF 128.4 billion and CHF 132.5 billion, respectively, as of the end of 4Q18.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
	3Q19	2Q19	3Q18	9M19	9M18
in	Interest and dividend income	Interest and dividend income	Trading revenues	Interest and dividend income	Trading revenues
Interest rate products (CHF million)
Hedged items	(609)	(991)	435	(2,307)	1,225
Derivatives designated as hedging instruments	568	937	(417)	2,148	(1,172)
Net gains/(losses) on the ineffective portion	–	–	18	–	53
As a result of the adoption of ASU2017-12 on January 1, 2019 the gains/(losses) on interest rate risk hedges are included in interest and dividend income while, in prior periods they were recorded in trading revenue. Additionally, the gains/(losses) on the ineffective portion are no longer separately measured and reported. The accrued interest on fair value hedges is recorded in interest and dividend income and is excluded from this table.

Hedged items in fair value hedges
	3Q19
	Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Disconti- nued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	15.6	0.4		0.8
Long-term debt	69.8	2.0		0.3
1 Relates to cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	3Q19	2Q19	3Q18	9M19	9M18
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	12	71	(17)	132	(109)
Gains/(losses) reclassified from AOCI into interest and dividend income	0	1	(24)	2	(64)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(36)	(10)	(23)	(43)	(99)
Trading revenues	(20)	5	(10)	(16)	(49)
Other revenues	0	(2)	(1)	(4)	(4)
Total other operating expenses	(11)	(5)	(1)	(17)	(1)
Total gains/(losses) reclassified from AOCI into income	(31)	(2)	(12)	(37)	(54)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	(9)	(4)	–	(16)	–
Interest rate and foreign exchange products (CHF million)
Net gains/(losses) on the ineffective portion	–	–	2	[2]	–	0
As a result of the adoption ASU 2017-12 on January 1, 2019 the gains/(losses) on the ineffective portion are no longer separately measured and reported.
1 Related to the forward points of a foreign currency forward.
2 Included in trading revenues.
As of the end of 3Q19, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was one year.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 6 million.
Net investment hedges
in	3Q19	2Q19	3Q18	9M19	9M18
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	18	9	124	(103)	282
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	3Q19				4Q18
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.3	0.0	0.4	3.7	3.6	0.1	0.3	4.0
Collateral posted	2.9	0.1	–	3.0	3.4	0.1	–	3.5
Impact of a one-notch downgrade event	0.1	0.0	0.0	0.1	0.2	0.0	0.0	0.2
Impact of a two-notch downgrade event	0.3	0.0	0.0	0.3	0.9	0.0	0.1	1.0
Impact of a three-notch downgrade event	0.9	0.1	0.1	1.1	1.0	0.1	0.2	1.3
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 16.0 billion and CHF 9.7 billion as of the end of 3Q19 and 4Q18 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	3Q19							4Q18
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(54.3)	49.1		(5.2)	10.1		0.4	(46.0)	43.1		(2.9)	11.8		0.2
Non-investment grade	(34.1)	32.0		(2.1)	19.9		0.0	(26.2)	24.3		(1.9)	17.7		(0.2)
Total single-name instruments	(88.4)	81.1		(7.3)	30.0		0.4	(72.2)	67.4		(4.8)	29.5		0.0
of which sovereign	(17.2)	14.8		(2.4)	4.3		(0.1)	(16.4)	15.0		(1.4)	5.5		(0.1)
of which non-sovereign	(71.2)	66.3		(4.9)	25.7		0.5	(55.8)	52.4		(3.4)	24.0		0.1
Multi-name instruments (CHF billion)
Investment grade [2]	(129.1)	127.9		(1.2)	39.7		0.4	(102.9)	102.4		(0.5)	25.1		(0.8)
Non-investment grade	(43.3)	40.6		(2.7)	13.5	[3]	1.0	(26.5)	25.3		(1.2)	8.4	[3]	0.1
Total multi-name instruments	(172.4)	168.5		(3.9)	53.2		1.4	(129.4)	127.7		(1.7)	33.5		(0.7)
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.2)	0.2		0.0	0.0		0.0
of which non-sovereign	(172.2)	168.3		(3.9)	53.2		1.4	(129.2)	127.5		(1.7)	33.5		(0.7)
Total instruments (CHF billion)
Investment grade [2]	(183.4)	177.0		(6.4)	49.8		0.8	(148.9)	145.5		(3.4)	36.9		(0.6)
Non-investment grade	(77.4)	72.6		(4.8)	33.4		1.0	(52.7)	49.6		(3.1)	26.1		(0.1)
Total instruments	(260.8)	249.6		(11.2)	83.2		1.8	(201.6)	195.1		(6.5)	63.0		(0.7)
of which sovereign	(17.4)	15.0		(2.4)	4.3		(0.1)	(16.6)	15.2		(1.4)	5.5		(0.1)
of which non-sovereign	(243.4)	234.6		(8.8)	78.9		1.9	(185.0)	179.9		(5.1)	57.5		(0.6)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q19	4Q18
Credit derivatives (CHF billion)
Credit protection sold	260.8	201.6
Credit protection purchased	249.6	195.1
Other protection purchased	83.2	63.0
Other instruments [1]	16.0	9.7
Total credit derivatives	609.6	469.4
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q19 (CHF billion)
Single-name instruments	15.4	63.9	9.1	88.4
Multi-name instruments	38.9	96.2	37.3	172.4
Total instruments	54.3	160.1	46.4	260.8
4Q18 (CHF billion)
Single-name instruments	13.1	54.9	4.2	72.2
Multi-name instruments	28.8	80.6	20.0	129.4
Total instruments	41.9	135.5	24.2	201.6

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q19 (CHF million)
Credit guarantees and similar instruments	2,111	1,079	3,190	3,103		12	1,680
Performance guarantees and similar instruments	4,648	2,617	7,265	6,391		32	2,915
Derivatives [2]	20,410	5,315	25,725	25,725		468	–	[3]
Other guarantees	4,540	2,019	6,559	6,515		61	4,108
Total guarantees	31,709	11,030	42,739	41,734		573	8,703
4Q18 (CHF million)
Credit guarantees and similar instruments	2,228	1,055	3,283	3,194		14	1,748
Performance guarantees and similar instruments	5,008	2,136	7,144	6,278		44	3,153
Derivatives [2]	17,594	6,029	23,623	23,623		919	–	[3]
Other guarantees	4,325	2,562	6,887	6,814		56	4,169
Total guarantees	29,155	11,782	40,937	39,909		1,033	9,070
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2019 to June 30, 2020 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a description of these commitments.
Other commitments
end of	3Q19						4Q18
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,356	118	4,474	4,397		2,999	5,056	182	5,238	5,077		3,651
Irrevocable loan commitments [2]	26,068	99,962	126,030	121,422		63,490	26,882	89,191	116,073	111,967		57,153
Forward reverse repurchase agreements	90	0	90	90		90	31	0	31	31		31
Other commitments	402	354	756	756		110	329	163	492	492		4
Total other commitments	30,916	100,434	131,350	126,665		66,689	32,298	89,536	121,834	117,567		60,839
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 124,743 million and CHF 113,580 million of unused credit limits as of the end of 3Q19 and 4Q18 respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial papers (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M19 and 9M18 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	9M19	9M18
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	0	8
Proceeds from transfer of assets	5,383	4,587
Cash received on interests that continue to be held	62	32
RMBS
Net gain/(loss) [1]	(2)	(5)
Proceeds from transfer of assets	17,824	19,092
Purchases of previously transferred financial assets or its underlying collateral	(1)	(1)
Servicing fees	2	2
Cash received on interests that continue to be held	219	498
Other asset-backed financings
Net gain [1]	73	64
Proceeds from transfer of assets	7,516	5,244
Purchases of previously transferred financial assets or its underlying collateral	(643)	(293)
Fees [2]	110	104
Cash received on interests that continue to be held	5	3
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q19 and 4Q18, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q19	4Q18
CHF million
CMBS
Principal amount outstanding	25,737	25,330
Total assets of SPE	34,506	35,760
RMBS
Principal amount outstanding	55,800	40,253
Total assets of SPE	57,527	41,242
Other asset-backed financings
Principal amount outstanding	24,316	23,036
Total assets of SPE	52,243	47,542
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	9M19							9M18
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			362				2,401			528				3,158
of which level 2			273				2,209			528				3,070
of which level 3			89				191			0				88
Weighted-average life, in years			4.8				5.1			6.0				7.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	2.0	–	37.3			–	[2]	5.0	–	13.5
Cash flow discount rate (rate per annum), in % [3]	2.5	–	8.3		1.5	–	15.7	3.6	–	9.8		3.0	–	13.2
Expected credit losses (rate per annum), in % [4]	1.3	–	1.5		1.5	–	7.6	1.8	–	3.1		2.8	–	5.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q19 and 4Q18.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	3Q19											4Q18
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			462				2,398			879				805				2,006			226
of which non-investment grade			135				554			43				112				307			26
Weighted-average life, in years			4.9				5.2			1.8				5.7				7.9			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		3.0	–	37.1			–				–		2.0	–	20.0			–
Impact on fair value from 10% adverse change			–				(37.2)			–				–				(22.3)			–
Impact on fair value from 20% adverse change			–				(71.6)			–				–				(43.2)			–
Cash flow discount rate (rate per annum), in % [4]	2.1	–	20.3		1.5	–	32.4	0.7	–	12.1		3.4	–	14.3		3.0	–	21.3	1.0	–	21.2
Impact on fair value from 10% adverse change			(5.9)				(39.8)			(2.8)				(20.7)				(52.1)			(2.9)
Impact on fair value from 20% adverse change			(11.5)				(77.6)			(5.5)				(37.6)				(101.3)			(5.7)
Expected credit losses (rate per annum), in % [5]	0.4	–	5.0		1.3	–	30.8	0.7	–	12.1		0.8	–	4.7		0.6	–	18.8	1.0	–	21.2
Impact on fair value from 10% adverse change			(3.7)				(25.5)			(2.5)				(10.2)				(23.8)			(2.4)
Impact on fair value from 20% adverse change			(7.3)				(49.8)			(4.9)				(17.3)				(46.7)			(4.8)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q19 and 4Q18.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q19	4Q18
CHF million
Other asset-backed financings
Trading assets	277	255
Liability to SPE, included in other liabilities	(277)	(255)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q19 and 4Q18.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q19	4Q18
CHF billion
Government debt securities	15.8	31.1
Corporate debt securities	11.6	9.6
Asset-backed securities	1.9	1.8
Equity securities	0.8	0.0
Other	0.3	0.2
Securities sold under repurchase agreements	30.4	42.7
Government debt securities	0.3	1.4
Corporate debt securities	0.3	0.2
Equity securities	7.4	3.2
Other	0.1	0.2
Securities lending transactions	8.1	5.0
Government debt securities	4.5	3.6
Corporate debt securities	1.9	1.0
Asset-backed securities	0.1	0.1
Equity securities	32.2	37.0
Obligation to return securities received as collateral, at fair value	38.7	41.7
Total	77.2	89.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
3Q19 (CHF billion)
Securities sold under repurchase agreements	6.8		15.2		6.0	2.4	30.4
Securities lending transactions	7.9		0.1		0.1	0.0	8.1
Obligation to return securities received as collateral, at fair value	38.6		0.0		0.1	0.0	38.7
Total	53.3		15.3		6.2	2.4	77.2
4Q18 (CHF billion)
Securities sold under repurchase agreements	7.4		26.3		6.7	2.3	42.7
Securities lending transactions	4.1		0.9		0.0	0.0	5.0
Obligation to return securities received as collateral, at fair value	41.4		0.1		0.2	0.0	41.7
Total	52.9		27.3		6.9	2.3	89.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 104 days as of the end of 3Q19. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, car loans and leases, small business loans and commercial leases.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q19 and 4Q18.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q19 (CHF million)
Cash and due from banks	7	0	74	18	41	11	151
Trading assets	78	0	1,803	260	953	15	3,109
Other investments	0	0	0	202	1,094	254	1,550
Net loans	0	0	55	0	29	249	333
Other assets	2	18	938	2	94	982	2,036
of which loans held-for-sale	0	0	354	0	0	0	354
of which premises and equipment	0	0	0	0	37	0	37
Total assets of consolidated VIEs	87	18	2,870	482	2,211	1,511	7,179
Trading liabilities	0	0	0	1	6	0	7
Short-term borrowings	0	4,826	0	0	0	0	4,826
Long-term debt	9	0	1,968	130	13	36	2,156
Other liabilities	0	55	2	3	99	151	310
Total liabilities of consolidated VIEs	9	4,881	1,970	134	118	187	7,299
4Q18 (CHF million)
Cash and due from banks	15	1	68	17	52	20	173
Trading assets	72	0	1,602	418	944	12	3,048
Other investments	0	0	0	153	1,073	279	1,505
Net loans	0	0	119	0	23	245	387
Other assets	57	16	863	4	72	1,037	2,049
of which loans held-for-sale	57	0	107	0	3	0	167
of which premises and equipment	0	0	0	0	39	0	39
Total assets of consolidated VIEs	144	17	2,652	592	2,164	1,593	7,162
Trading liabilities	0	0	0	0	3	0	3
Short-term borrowings	0	5,465	0	0	0	0	5,465
Long-term debt	48	0	1,487	174	26	29	1,764
Other liabilities	0	43	1	8	98	127	277
Total liabilities of consolidated VIEs	48	5,508	1,488	182	127	156	7,509

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
3Q19 (CHF million)
Trading assets	255	5,424	857	180	3,354	10,070
Net loans	486	916	2,496	8,143	834	12,875
Other assets	2	74	159	0	394	629
Total variable interest assets	743	6,414	3,512	8,323	4,582	23,574
Maximum exposure to loss	814	8,335	3,512	12,157	5,138	29,956
Total assets of non-consolidated VIEs	9,531	101,962	133,044	26,816	31,950	303,303
4Q18 (CHF million)
Trading assets	209	4,527	927	183	3,703	9,549
Net loans	154	1,475	1,591	5,246	430	8,896
Other assets	3	19	120	0	444	586
Total variable interest assets	366	6,021	2,638	5,429	4,577	19,031
Maximum exposure to loss	366	7,637	2,653	8,680	5,150	24,486
Total assets of non-consolidated VIEs	7,033	96,483	68,258	20,804	31,336	223,914

31 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	193	0	–		–		193
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	85,252	12	–		–		85,264
Securities received as collateral	36,200	2,472	5	–		–		38,677
Trading assets	81,117	183,974	8,093	(116,414)		973		157,743
of which debt securities	23,095	47,412	2,139	–		–		72,646
of which foreign governments	22,958	7,325	163	–		–		30,446
of which corporates	22	11,570	1,217	–		–		12,809
of which RMBS	0	24,259	435	–		–		24,694
of which equity securities	51,696	5,544	150	–		973		58,363
of which derivatives	4,414	130,529	3,295	(116,414)		–		21,824
of which interest rate products	1,477	84,590	513	–		–		–
of which foreign exchange products	137	24,880	235	–		–		–
of which equity/index-related products	2,784	14,020	754	–		–		–
of which credit derivatives	0	6,355	809	–		–		–
of which other derivatives	2	196	984	–		–		–
of which other trading assets	1,912	489	2,509	–		–		4,910
Investment securities	26	973	0	–		–		999
Other investments	17	9	1,775	–		1,086		2,887
of which other equity investments	17	9	671	–		578		1,275
of which life finance instruments	0	0	1,094	–		–		1,094
Loans	0	8,756	3,987	–		–		12,743
of which commercial and industrial loans	0	3,130	1,578	–		–		4,708
of which financial institutions	0	2,883	1,322	–		–		4,205
of which government and public institutions	0	2,298	658	–		–		2,956
of which real estate	0	445	400	–		–		845
Other intangible assets (mortgage servicing rights)	0	0	170	–		–		170
Other assets	107	8,925	2,345	(624)		–		10,753
of which loans held-for-sale	0	6,497	1,885	–		–		8,382
Total assets at fair value	117,467	290,554	16,387	(117,038)		2,059		309,429
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	318	0	–		–		318
Customer deposits	0	2,596	464	–		–		3,060
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	8,840	0	–		–		8,840
Obligation to return securities received as collateral	36,200	2,472	5	–		–		38,677
Trading liabilities	27,625	135,768	3,616	(123,153)		2		43,858
of which debt securities	5,040	5,842	0	–		–		10,882
of which foreign governments	4,971	419	0	–		–		5,390
of which equity securities	16,955	884	46	–		2		17,887
of which derivatives	5,630	129,042	3,570	(123,153)		–		15,089
of which interest rate products	1,359	80,073	187	–		–		–
of which foreign exchange products	115	29,114	169	–		–		–
of which equity/index-related products	4,127	11,898	1,597	–		–		–
of which credit derivatives	0	7,402	1,159	–		–		–
Short-term borrowings	0	9,708	1,056	–		–		10,764
Long-term debt	0	60,005	13,272	–		–		73,277
of which structured notes over one year and up to two years	0	8,684	943	–		–		9,627
of which structured notes over two years	0	29,320	11,860	–		–		41,180
of which high-trigger instruments	0	7,606	5	–		–		7,611
Other liabilities	0	6,773	1,241	(179)		–		7,835
Total liabilities at fair value	63,825	226,480	19,654	(123,332)		2		186,629
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	115	0	–		–		115
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,818	0	–		–		81,818
Securities received as collateral	37,962	3,704	30	–		–		41,696
Trading assets	76,124	157,332	8,980	(109,927)		1,126		133,635
of which debt securities	23,726	37,587	2,242	–		12		63,567
of which foreign governments	23,547	4,542	232	–		–		28,321
of which corporates	66	7,984	1,260	–		12		9,322
of which RMBS	0	20,919	432	–		–		21,351
of which equity securities	42,758	2,459	132	–		1,114		46,463
of which derivatives	7,999	116,942	3,298	(109,927)		–		18,312
of which interest rate products	3,557	65,823	507	–		–		–
of which foreign exchange products	25	27,526	258	–		–		–
of which equity/index-related products	4,415	17,967	1,054	–		–		–
of which credit derivatives	0	4,739	673	–		–		–
of which other derivatives	1	633	806	–		–		–
of which other trading assets	1,641	344	3,308	–		–		5,293
Investment securities	2	1,477	0	–		–		1,479
Other investments	14	7	1,309	–		1,104		2,434
of which life finance instruments	0	0	1,067	–		–		1,067
Loans	0	10,549	4,324	–		–		14,873
of which commercial and industrial loans	0	3,976	1,949	–		–		5,925
of which financial institutions	0	4,164	1,391	–		–		5,555
of which real estate	0	146	515	–		–		661
Other intangible assets (mortgage servicing rights)	0	0	163	–		–		163
Other assets	117	5,807	1,543	(204)		–		7,263
of which loans held-for-sale	0	4,238	1,235	–		–		5,473
Total assets at fair value	114,219	260,809	16,349	(110,131)		2,230		283,476
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	406	0	–		–		406
Customer deposits	0	2,839	453	–		–		3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,828	0	–		–		14,828
Obligation to return securities received as collateral	37,962	3,704	30	–		–		41,696
Trading liabilities	31,940	123,615	3,589	(116,985)		10		42,169
of which debt securities	4,460	3,511	25	–		–		7,996
of which foreign governments	4,328	255	0	–		–		4,583
of which equity securities	18,785	118	37	–		10		18,950
of which derivatives	8,695	119,986	3,527	(116,985)		–		15,223
of which interest rate products	3,699	62,649	189	–		–		–
of which foreign exchange products	32	31,983	160	–		–		–
of which equity/index-related products	4,961	19,590	1,500	–		–		–
of which credit derivatives	0	5,485	1,140	–		–		–
Short-term borrowings	0	7,284	784	–		–		8,068
Long-term debt	0	51,270	12,665	–		–		63,935
of which structured notes over one year and up to two years	0	7,242	528	–		–		7,770
of which structured notes over two years	0	28,215	11,800	–		–		40,015
Other liabilities	0	7,881	1,341	(221)		–		9,001
Total liabilities at fair value	69,902	211,827	18,862	(117,206)		10		183,395
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M19	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	12	0	0	0	0	0	0	0	0	12
Securities received as collateral	30	0	0	1	(26)	0	0	0	0	0	0	0	0	0	5
Trading assets	8,980	1,192	(2,227)	12,273	(12,493)	768	(1,190)	(66)	808	0	0	0	0	48	8,093
of which debt securities	2,242	629	(1,253)	2,995	(2,460)	0	0	16	(45)	0	0	0	0	15	2,139
of which foreign governments	232	0	(44)	67	(70)	0	0	3	(16)	0	0	0	0	(9)	163
of which corporates	1,260	414	(753)	2,187	(1,860)	0	0	17	(64)	0	0	0	0	16	1,217
of which RMBS	432	131	(372)	610	(404)	0	0	(2)	33	0	0	0	0	7	435
of which equity securities	132	54	(42)	141	(45)	0	0	(3)	(89)	0	0	0	0	2	150
of which derivatives	3,298	388	(519)	0	0	768	(1,168)	(75)	605	0	0	0	0	(2)	3,295
of which interest rate products	507	33	(12)	0	0	57	(75)	2	17	0	0	0	0	(16)	513
of which foreign exchange derivatives	258	47	(44)	0	0	13	(26)	6	(20)	0	0	0	0	1	235
of which equity/index-related products	1,054	132	(353)	0	0	230	(327)	(83)	104	0	0	0	0	(3)	754
of which credit derivatives	673	171	(111)	0	0	248	(509)	0	330	0	0	0	0	7	809
of which other derivatives	806	5	1	0	0	220	(231)	0	174	0	0	0	0	9	984
of which other trading assets	3,308	121	(413)	9,137	(9,988)	0	(22)	(4)	337	0	0	0	0	33	2,509
Other investments	1,309	45	(6)	444	(165)	0	0	0	128	0	7	0	0	13	1,775
of which other equity investments	227	45	(7)	402	(8)	0	0	0	4	0	7	0	0	1	671
of which life finance instruments	1,067	0	0	30	(139)	0	0	0	124	0	0	0	0	12	1,094
Loans	4,324	584	(421)	20	(199)	1,027	(1,360)	5	(39)	0	0	0	0	46	3,987
of which commercial and industrial loans	1,949	238	(282)	19	(118)	208	(419)	2	(42)	0	0	0	0	23	1,578
of which financial institutions	1,391	295	0	0	(81)	255	(570)	(1)	17	0	0	0	0	16	1,322
of which government and public institutions	446	51	(59)	0	0	248	(14)	2	(18)	0	0	0	0	2	658
of which real estate	515	0	(80)	0	0	316	(357)	2	(1)	0	0	0	0	5	400
Other intangible assets (mortgage servicing rights)	163	0	0	9	0	0	0	0	0	0	(3)	0	0	1	170
Other assets	1,543	192	(257)	1,654	(1,125)	583	(228)	(1)	4	0	0	0	0	(20)	2,345
of which loans held-for-sale	1,235	175	(199)	1,411	(1,121)	583	(227)	0	51	0	0	0	0	(23)	1,885
Total assets at fair value	16,349	2,013	(2,911)	14,401	(14,008)	2,390	(2,778)	(62)	901	0	4	0	0	88	16,387
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	6	(34)	0	23	0	0	0	44	(28)	464
Obligation to return securities received as collateral	30	0	0	1	(26)	0	0	0	0	0	0	0	0	0	5
Trading liabilities	3,589	417	(527)	673	(696)	1,616	(1,928)	109	328	0	0	0	0	35	3,616
of which debt securities	25	9	(8)	14	(38)	0	0	0	(3)	0	0	0	0	1	0
of which equity securities	37	10	(1)	658	(655)	0	0	0	(3)	0	0	0	0	0	46
of which derivatives	3,527	398	(518)	1	(3)	1,616	(1,928)	109	334	0	0	0	0	34	3,570
of which interest rate derivatives	189	11	(9)	0	0	24	(33)	0	4	0	0	0	0	1	187
of which foreign exchange derivatives	160	39	(18)	0	0	4	(37)	(4)	22	0	0	0	0	3	169
of which equity/index-related derivatives	1,500	128	(329)	0	0	582	(622)	78	244	0	0	0	0	16	1,597
of which credit derivatives	1,140	219	(162)	0	0	803	(1,010)	35	121	0	0	0	0	13	1,159
Short-term borrowings	784	164	(241)	0	0	1,074	(918)	5	179	0	0	0	(1)	10	1,056
Long-term debt	12,665	2,429	(3,874)	0	0	4,323	(3,560)	106	930	0	0	2	110	141	13,272
of which structured notes over one year and up to two years	528	368	(302)	0	0	779	(504)	8	51	0	0	0	7	8	943
of which structured notes over two years	11,800	2,042	(3,294)	0	0	3,061	(2,935)	85	864	0	0	2	102	133	11,860
of which high-trigger instruments	6	0	0	0	0	(1)	0	0	0	0	0	0	0	0	5
Other liabilities	1,341	51	(79)	75	(110)	104	(365)	(4)	(5)	0	223	0	0	10	1,241
Total liabilities at fair value	18,862	3,061	(4,721)	749	(832)	7,123	(6,805)	216	1,455	0	223	2	153	168	19,654
Net assets/(liabilities) at fair value	(2,513)	(1,048)	1,810	13,652	(13,176)	(4,733)	4,027	(278)	(554)	0	(219)	(2)	(153)	(80)	(3,267)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	101	(88)	0	0	0	0	0	0	0	0	0	44
Trading assets [1]	8,796	1,084	(1,258)	32,578	(32,611)	1,090	(1,189)	(15)	(31)	0	0	0	0	(103)	8,341
of which debt securities	2,334	575	(751)	2,509	(2,560)	0	(189)	34	(46)	0	(3)	0	0	(54)	1,849
of which corporates	1,412	319	(438)	1,765	(2,116)	0	0	35	(134)	0	(4)	0	0	(17)	822
of which RMBS	360	190	(284)	499	(271)	0	(189)	(2)	96	0	0	0	0	0	399
of which CMBS	18	21	(2)	15	(18)	0	0	0	(6)	0	0	0	0	0	28
of which CDO	126	31	(15)	214	(79)	0	0	0	(4)	0	1	0	0	1	275
of which equity securities	163	96	(56)	46	(137)	0	0	(4)	29	0	2	0	0	(1)	138
of which derivatives	3,289	346	(382)	0	0	1,090	(969)	(47)	(198)	0	0	0	0	(50)	3,079
of which interest rate products	801	15	(64)	0	0	71	(54)	(1)	(127)	0	0	0	0	(16)	625
of which foreign exchange derivatives	188	3	(1)	0	0	12	(20)	(2)	66	0	0	0	0	0	246
of which equity/index-related products	833	223	(188)	0	0	318	(286)	(47)	62	0	0	0	0	(30)	885
of which credit derivatives	634	106	(130)	0	0	436	(265)	3	(105)	0	0	0	0	0	679
of which other trading assets	3,010	67	(69)	30,023	(29,914)	0	(31)	2	184	0	1	0	0	2	3,275
Other investments	1,601	78	(102)	175	(331)	0	0	0	(52)	0	(2)	0	0	(16)	1,351
of which other equity investments	300	78	(102)	45	(96)	0	0	0	1	0	(2)	0	0	(15)	209
of which life finance instruments	1,301	0	0	130	(235)	0	0	0	(53)	0	0	0	0	(1)	1,142
Loans	4,530	715	(164)	92	(283)	1,037	(1,579)	8	(155)	0	0	0	0	(33)	4,168
of which commercial and industrial loans	2,207	189	(29)	1	(116)	471	(955)	0	(75)	0	0	0	0	(14)	1,679
of which financial institutions	1,480	413	(21)	80	(36)	392	(561)	10	(20)	0	0	0	0	(10)	1,727
Other intangible assets (mortgage servicing rights)	158	0	0	1	0	0	0	0	0	0	(3)	0	0	0	156
Other assets	1,511	240	(113)	1,023	(987)	152	(466)	15	(73)	0	0	0	0	(95)	1,207
of which loans held-for-sale	1,350	200	(106)	917	(940)	152	(465)	15	(77)	0	0	0	0	(95)	951
Total assets at fair value	16,642	2,117	(1,652)	33,970	(34,300)	2,279	(3,234)	8	(311)	0	(5)	0	0	(247)	15,267
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0	44	0	0	0	(21)	(15)	463
Obligation to return securities received as collateral	46	0	(15)	101	(88)	0	0	0	0	0	0	0	0	0	44
Trading liabilities	3,226	446	(505)	84	(62)	1,156	(1,072)	(1)	(97)	0	(2)	0	0	(18)	3,155
of which derivatives	3,169	407	(477)	1	(3)	1,156	(1,072)	1	(66)	0	0	0	0	(18)	3,098
of which interest rate derivatives	317	22	(6)	0	0	138	(112)	8	(140)	0	0	0	0	(1)	226
of which foreign exchange derivatives	100	19	(1)	0	0	53	(16)	0	2	0	0	0	0	0	157
of which equity/index-related derivatives	1,301	149	(261)	0	0	438	(424)	(36)	126	0	0	0	0	(11)	1,282
of which credit derivatives	898	218	(209)	0	0	346	(335)	29	(34)	0	0	0	0	0	913
Short-term borrowings	845	295	(246)	0	0	2,397	(1,361)	(2)	(118)	0	(4)	0	12	6	1,824
Long-term debt	12,501	2,415	(2,551)	0	0	3,121	(2,810)	(17)	(682)	0	0	0	53	(4)	12,026
of which structured notes over two years	12,259	1,982	(2,352)	0	0	2,216	(2,402)	(4)	(710)	0	0	0	52	(7)	11,034
Other liabilities	1,478	109	(28)	40	(121)	1	(394)	(8)	(27)	0	170	0	0	(6)	1,214
of which failed sales	223	91	(26)	35	(109)	0	0	0	(9)	0	0	0	0	0	205
Total liabilities at fair value	18,551	3,265	(3,345)	225	(271)	6,675	(5,637)	(28)	(880)	0	164	0	44	(37)	18,726
Net assets/(liabilities) at fair value	(1,909)	(1,148)	1,693	33,745	(34,029)	(4,396)	2,403	36	569	0	(169)	0	(44)	(210)	(3,459)
1
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	9M19				9M18
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(832)	(219)	(1,051)	[1]	605	(169)	436	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(682)	104	(578)		(345)	(12)	(357)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 9M19 were CHF 2,013 million, primarily from trading assets and loans. These transfers were primarily in the financing, equity derivatives and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 9M19 were CHF 2,911 million, primarily in trading assets and loans. These transfers were primarily in the fixed income, equity derivatives and financing businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 3Q19 were CHF 862 million, primarily from trading assets and loans. These transfers were primarily in the financing, equity derivatives and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 3Q19 were CHF 711 million, primarily in trading assets and loans. These transfers were primarily in the financing, credit and equity derivatives businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, correlation, funding spread, mortality rate, price, recovery rate, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) or prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread, gap risk or market implied life expectancy would increase the fair value. An increase in the significant unobservable inputs buyback probability, correlation, discount rate, fund gap risk, fund net asset value (NAV), funding spread, mean reversion, mortality rate, prepayment rate, price or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 3Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	12	Vendor price	Price, in actuals		15	18	16
Securities received as collateral	5	–	–		–	–	–
Trading assets	8,093
of which debt securities	2,139
of which foreign governments	163	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,217
of which	237	Market comparable	Price, in %		0	106	63
of which	971	Option model	Correlation, in %		(60)	99	65
			Gap risk, in %		0	2	1
			Volatility, in %		0	226	27
of which RMBS	435	Discounted cash flow	Default rate, in %		0	12	2
			Discount rate, in %		2	38	8
			Loss severity, in %		0	100	39
			Prepayment rate, in %		2	30	10
of which equity securities	150	Vendor price	Price, in actuals		0	577	11
of which derivatives	3,295
of which interest rate products	513
of which	451	Option model	Correlation, in %		(1)	100	66
			Prepayment rate, in %		1	17	8
			Volatility skew, in %		(4)	10	(2)
of which	61	Vendor price	Price, in actuals		58	67	62
of which foreign exchange products	235	Option model	Correlation, in %		5	38	28
			Prepayment rate, in %		23	27	25
			Volatility, in %		75	85	80
of which equity/index-related products	754	Option model	Buyback probability, in %		50	100	72
			Correlation, in %		(50)	99	65
			Gap risk, in %	[2]	0	2	1
			Volatility, in %		0	226	18
of which credit derivatives	809
of which	694	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		2	3,665	254
			Default rate, in %		2	20	4
			Discount rate, in %		2	26	13
			Funding spread, in %		0	1	0
			Loss severity, in %		5	85	59
			Prepayment rate, in %		0	9	5
			Recovery rate, in %		0	40	27
of which	58	Market comparable	Price, in %		84	108	96
of which other derivatives	984	Discounted cash flow	Market implied life expectancy, in years		2	15	5
			Mortality rate, in %		87	106	101
of which other trading assets	2,509
of which	941	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,307	Market comparable	Price, in %		0	108	27
of which	245	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q19	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,775
of which other equity investments	671
of which	399	Discounted cash flow	Discount rate, in %	9	9	9
			Terminal growth rate, in %	3	3	3
of which	177	Market comparable	Price, in %	80	100	97
of which	53	Vendor price	Price, in actuals	1	801	687
of which life finance instruments	1,094	Discounted cash flow	Market implied life expectancy, in years	2	16	6
Loans	3,987
of which commercial and industrial loans	1,578
of which	1,210	Discounted cash flow	Credit spread, in bp	117	950	494
			Recovery rate, in %	25	25	25
of which	345	Market comparable	Price, in %	0	99	62
of which financial institutions	1,322
of which	1,151	Discounted cash flow	Credit spread, in bp	75	966	361
			Recovery rate, in %	25	25	25
of which	113	Market comparable	Price, in %	51	103	98
of which government and public institutions	658
of which	487	Discounted cash flow	Credit spread, in bp	509	594	559
			Recovery rate, in %	25	40	30
of which	170	Market comparable	Price, in %	62	62	62
of which real estate	400
of which	304	Discounted cash flow	Credit spread, in bp	186	1,034	692
			Recovery rate, in %	25	40	40
of which	79	Market comparable	Price, in %	81	98	96
Other intangible assets (mortgage servicing rights)	170	–	–	–	–	–
Other assets	2,345
of which loans held-for-sale	1,885
of which	752	Discounted cash flow	Credit spread, in bp	117	428	214
			Recovery rate, in %	30	87	57
of which	1,008	Market comparable	Price, in %	0	180	85
Total level 3 assets at fair value	16,387
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	30	–	–		–	–	–
Trading assets	8,980
of which debt securities	2,242
of which foreign governments	232	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,260
of which	441	Market comparable	Price, in %		0	118	94
of which	621	Option model	Correlation, in %		(60)	98	68
			Volatility, in %		0	178	30
of which RMBS	432	Discounted cash flow	Default rate, in %		0	11	3
			Discount rate, in %		1	26	7
			Loss severity, in %		0	100	63
			Prepayment rate, in %		1	22	8
of which equity securities	132
of which	76	Market comparable	EBITDA multiple		2	9	6
			Price, in %		100	100	100
of which	49	Vendor price	Price, in actuals		0	355	1
of which derivatives	3,298
of which interest rate products	507	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	26	9
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	258
of which	28	Discounted cash flow	Contingent probability, in %		95	95	95
of which	218	Option model	Correlation, in %		(23)	70	24
			Prepayment rate, in %		21	26	23
			Volatility, in %		80	90	85
of which equity/index-related products	1,054	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	80
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		2	178	34
of which credit derivatives	673	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		3	2,147	269
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	15
			Loss severity, in %		16	85	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	68	8
of which other derivatives	806	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	3,308
of which	870	Discounted cash flow	Market implied life expectancy, in years		3	17	7
of which	2,119	Market comparable	Price, in %		0	110	30
of which	249	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,309
of which life finance instruments	1,067	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,324
of which commercial and industrial loans	1,949
of which	1,531	Discounted cash flow	Credit spread, in bp	159	1,184	582
of which	306	Market comparable	Price, in %	0	99	65
of which financial institutions	1,391
of which	1,157	Discounted cash flow	Credit spread, in bp	88	1,071	596
of which	73	Market comparable	Price, in %	1	100	74
of which real estate	515	Discounted cash flow	Credit spread, in bp	200	1,522	612
			Recovery rate, in %	25	40	39
Other intangible assets (mortgage servicing rights)	163	–	–	–	–	–
Other assets	1,543
of which loans held-for-sale	1,235
of which	422	Discounted cash flow	Credit spread, in bp	105	2,730	394
			Recovery rate, in %	25	87	56
of which	739	Market comparable	Price, in %	0	130	82
Total level 3 assets at fair value	16,349
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 3Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	464	Option model	Correlation, in %		(7)	100	71
			Credit spread, in bp		78	124	114
			Mean reversion, in %	[2]	10	10	10
Obligation to return securities received as collateral	5	–	–		–	–	–
Trading liabilities	3,616
of which equity securities	46	Vendor price	Price, in actuals		0	64	2
of which derivatives	3,570
of which interest rate derivatives	187
of which	156	Option model	Correlation, in %		(1)	100	86
			Prepayment rate, in %		1	27	6
of which foreign exchange derivatives	169
of which	35	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		305	305	305
of which	47	Market comparable	Price, in %		58	100	82
of which	54	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		23	27	25
of which equity/index-related derivatives	1,597	Option model	Buyback probability, in %	[3]	50	100	72
			Correlation, in %		(60)	99	68
			Volatility, in %		0	226	26
of which credit derivatives	1,159
of which	671	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		2	2,964	169
			Default rate, in %		2	20	4
			Discount rate, in %		2	25	12
			Funding spread, in bp		101	133	109
			Loss severity, in %		5	85	60
			Prepayment rate, in %		0	9	5
			Recovery rate, in %		0	45	33
of which	344	Market comparable	Price, in %		84	108	96
of which	142	Option model	Correlation, in %		16	50	20
			Credit spread, in bp		3	1,375	254
Short-term borrowings	1,056
of which	89	Discounted cash flow	Credit spread, in bp		(55)	1,205	254
			Recovery rate, in %		40	40	40
of which	955	Option model	Buyback probability, in %		50	100	72
			Correlation, in %		(50)	99	63
			Fund gap risk, in %	[4]	0	2	1
			Volatility, in %		1	226	33
Long-term debt	13,272
of which structured notes over one year and up to two years	943
of which	44	Discounted cash flow	Credit spread, in bp		(55)	1,937	231
of which	839	Option model	Buyback probability, in %	[3]	50	100	72
			Correlation, in %		(50)	99	66
			Fund gap risk, in %	[4]	0	2	1
			Volatility, in %		1	226	36
of which structured notes over two years	11,860
of which	1,106	Discounted cash flow	Credit spread, in bp		(38)	1,135	60
			Recovery rate, in %		5	49	35
of which	28	Market comparable	Price, in %		46	51	51
of which	10,362	Option model	Buyback probability, in %	[3]	50	100	72
			Correlation, in %		(60)	99	66
			Gap risk, in %	[4]	0	2	1
			Mean reversion, in %	[2]	(55)	0	(8)
			Volatility, in %		0	226	27
of which high-trigger instruments	5	–	–		–	–	–
Other liabilities	1,241	–	–		–	–	–
Total level 3 liabilities at fair value	19,654
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	453	–	–		–	–	–
Obligation to return securities received as collateral	30	–	–		–	–	–
Trading liabilities	3,589
of which debt securities	25	–	–		–	–	–
of which equity securities	37	Vendor price	Price, in actuals		0	3	0
of which derivatives	3,527
of which interest rate derivatives	189	Option model	Basis spread, in bp		(20)	147	48
			Correlation, in %		1	100	41
			Prepayment rate, in %		1	26	7
of which foreign exchange derivatives	160
of which	62	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		146	535	379
of which	37	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		21	26	23
of which equity/index-related derivatives	1,500	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	74
			Volatility, in %		0	178	30
of which credit derivatives	1,140
of which	566	Discounted cash flow	Correlation, in %		38	82	47
			Credit spread, in bp		3	2,937	262
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	14
			Loss severity, in %		16	95	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	80	14
of which	508	Market comparable	Price, in %		75	104	89
of which	20	Option model	Correlation, in %		50	50	50
			Credit spread, in bp		35	1,156	320
Short-term borrowings	784
of which	61	Discounted cash flow	Credit spread, in bp		1,018	1,089	1,067
			Recovery rate, in %		40	40	40
of which	644	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	64
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	32
Long-term debt	12,665
of which structured notes over one year and up to two years	528
of which	3	Discounted cash flow	Credit spread, in bp		112	112	112
of which	427	Option model	Correlation, in %		(40)	98	71
			Volatility, in %		2	178	31
of which structured notes over two years	11,800
of which	1,570	Discounted cash flow	Credit spread, in bp		(11)	1,089	136
of which	43	Market comparable	Price, in %		0	46	30
of which	9,533	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	65
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	(1)	(7)
			Volatility, in %		0	178	27
Other liabilities	1,341	–	–		–	–	–
Total level 3 liabilities at fair value	18,862
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at NAV per share
Investments in funds held in trading assets and trading liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investments in funds held in other investments principally involve private equity securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
For those funds held in trading assets and trading liabilities and funds held in other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	3Q19						4Q18
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Debt funds	0		0		0	0	12		0		12	0
Equity funds	65		908	[1]	973	63	103		1,011	[2]	1,114	53
Equity funds sold short	0		(2)		(2)	0	(8)		(2)		(10)	0
Funds held in trading assets and trading liabilities	65		906		971	63	107		1,009		1,116	53
Debt funds	1		0		1	0	1		0		1	0
Equity funds	101		0		101	30	130		0		130	43
Real estate funds	194		0		194	32	214		0		214	34
Other private equity funds	47		6		53	27	24		5		29	29
Private equity funds	343		6		349	89	369		5		374	106
Debt funds	1		48		49	0	68		34		102	0
Equity funds	35		8		43	0	14		14		28	0
Other hedge funds	2		65		67	0	2		24		26	0
Hedge funds	38		121	[3]	159	0	84		72	[4]	156	0
Equity method investment funds	49		529		578	12	52		522		574	21
Funds held in other investments	430		656		1,086	101	505		599		1,104	127
Total fair value of investment funds and unfunded commitments	495	[5]	1,562		2,057	164	612	[5]	1,608		2,220	180	[6]
1
50% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 39% is redeemable on a monthly basis with a notice period of primarily more than 30 days and 11% is redeemable on a quarterly basis with a notice period of primarily more than 60 days.

2
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 40% is redeemable on a monthly basis with a notice period of primarily more than 30 days, 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period of less than 30 days.

3
45% of the redeemable fair value amount of hedge funds is redeemable on a monthly basis with a notice period primarily of less than 30 days, 43% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 12% is redeemable on demand with a notice period primarily of less than 30 days.

4
65% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 35% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 40 million and CHF 102 million attributable to noncontrolling interests as of the end of 3Q19 and 4Q18, respectively.
6 Includes CHF 23 million attributable to noncontrolling interests.

Assets measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Assets measured at fair value on a nonrecurring basis
end of	3Q19	4Q18
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.0
of which level 3	0.1	0.0
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s election of the fair value option.
Difference between the fair value and the unpaid principal balances of fair value option-elected financial instruments
	3Q19			4Q18
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	85,264	85,146	118	81,818	81,637	181
Loans	12,743	13,275	(532)	14,873	15,441	(568)
Other assets [1]	10,132	12,560	(2,428)	6,706	9,240	(2,534)
Due to banks and customer deposits	(573)	(504)	(69)	(859)	(778)	(81)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(8,840)	(8,842)	2	(14,828)	(14,827)	(1)
Short-term borrowings	(10,764)	(11,053)	289	(8,068)	(8,647)	579
Long-term debt	(73,277)	(76,256)	2,979	(63,935)	(70,883)	6,948
Other liabilities	(812)	(1,791)	979	(2,068)	(3,125)	1,057

Non-performing and non-interest-earning loans [2]	616	3,341	(2,725)	640	3,493	(2,853)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	9M19		9M18
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	22	[1]	6	[1]
of which related to credit risk	10		(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,187	[1]	1,736	[1]
Other investments	321	[2]	244	[2]
of which related to credit risk	1		(1)
Loans	702	[1]	516	[1]
of which related to credit risk	14		(256)
Other assets	769	[1]	606	[1]
of which related to credit risk	152		71
Due to banks and customer deposits	(19)	[2]	(14)	[2]
of which related to credit risk	1		(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(520)	[1]	(619)	[1]
Short-term borrowings	(537)	[2]	2,042	[2]
of which related to credit risk	(2)		(3)
Long-term debt	(6,675)	[2]	1,866	[2,4]
of which related to credit risk	0		3
Other liabilities	110	[3]	173	[3]
of which related to credit risk	44		51
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4 Prior period has been corrected.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that was attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	3Q19	Cumulative	3Q18		3Q19	3Q18
Financial instruments (CHF million)
Customer deposits	(11)	(60)	(5)		0	0
Short-term borrowings	1	(53)	3		1	1
Long-term debt	366	(2,015)	(923)		29	16
of which treasury debt over two years	8	(606)	(237)		0	0
of which structured notes over two years	338	(1,326)	(637)		29	16
Total	356	(2,128)	(925)		30	17
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and the fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q19 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	27,460	0	27,460	0	27,460
Loans	282,187	0	282,533	10,259	292,792
Other financial assets [1]	109,543	95,532	13,069	1,455	110,056
Financial liabilities
Due to banks and customer deposits	391,569	196,947	194,629	0	391,576
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,084	0	15,084	0	15,084
Short-term borrowings	15,387	0	15,387	0	15,387
Long-term debt	85,839	0	88,034	1,088	89,122
Other financial liabilities [2]	15,580	0	15,490	188	15,678
4Q18 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	35,277	0	35,243	35	35,278
Loans	269,147	0	269,825	7,047	276,872
Other financial assets [1]	117,353	99,976	16,750	797	117,523
Financial liabilities
Due to banks and customer deposits	375,403	196,674	178,755	0	375,429
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	9,795	0	9,795	0	9,795
Short-term borrowings	13,857	0	13,859	0	13,859
Long-term debt	90,373	0	89,651	854	90,505
Other financial liabilities [2]	16,357	0	16,101	184	16,285
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q19	4Q18
CHF million
Total assets pledged or assigned as collateral	121,584	117,895
of which encumbered	65,013	58,672
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q19	4Q18
CHF million
Fair value of collateral received with the right to sell or repledge	429,392	406,389
of which sold or repledged	189,940	193,267

33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.5 billion.
In 3Q19, the Group recorded net litigation provisions of CHF 81 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
Government and regulatory related matters
NJAG litigation
On August 21, 2019, the New Jersey Attorney General (NJAG) filed a motion for partial summary judgment in the civil action filed on behalf of the State of New Jersey, in the Superior Court of New Jersey, Chancery Division, Mercer County against Credit Suisse Securities (USA) LLC (CSS LLC) and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008.
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On October 3, 2019, in the investor action brought by the Federal Home Loan Bank of Seattle (FHLB Seattle) in Washington state court, the Washington State Supreme Court reversed the trial court’s May 4, 2016 summary judgment order, previously affirmed by the Washington State Court of Appeals, in which the trial court dismissed FHLB Seattle’s claims against CSS LLC and its affiliates relating to approximately USD 145 million of RMBS at issue. The Washington State Supreme Court remanded the action for further proceedings before the trial court.
On October 18, 2019, in the investor action brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for Citizens National Bank and Strategic Capital Bank relating to approximately USD 28 million of RMBS at issue, the US District Court for the Southern District of New York (SDNY) denied a motion filed in September 2017 by the defendants, including CSS LLC and its affiliates, to dismiss the FDIC’s second amended complaint.
Monoline insurer disputes
On August 2, 2019, the Supreme Court for the State of New York, New York County (SCNY) concluded a two-week bench trial in the action against CSS LLC and certain of its affiliates commenced by MBIA Insurance Corp. as guarantor for payments of principal and interest related to approximately USD 770 million of RMBS issued in an offering sponsored by the Credit Suisse defendants. The parties are now engaging in post-trial briefing. A decision has not yet been issued.
Repurchase litigations
On October 22, 2019, the SCNY rescheduled the bench trial that was scheduled to begin in December 2019 to January 27, 2020 in two actions in which DLJ Mortgage Capital, Inc. (DLJ) and its affiliate, Select Portfolio Servicing, Inc., are defendants: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million.
On August 15, 2019, the trustees for Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 commenced a new repurchase action against DLJ in the SCNY, in which plaintiffs allege damages of not less than USD 936 million. DLJ filed a motion to dismiss this action on September 20, 2019. As disclosed in Credit Suisse’s fourth quarter Financial Report 2013 and Annual Report 2018, three consolidated repurchase actions asserting substantially similar claims against DLJ as those alleged in the new repurchase action were dismissed with prejudice by the SCNY in 2013, and those dismissals were upheld by the New York State Court of Appeals on February 19, 2019.
On August 19, 2019, in the action brought against DLJ in the SCNY by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, the plaintiff filed an amended complaint and alleged revised damages of not less than USD 374 million.
Bank loan litigation
On October 4, 2019, in the case brought in Texas state court by entities related to Highland Capital Management LP, the Texas Supreme Court granted the request for review filed by CSS LLC and certain of its affiliates.
Rates-related matters
Civil litigation
USD LIBOR litigation
On July 29, 2019, in the one matter that is not consolidated in the multi-district litigation, plaintiff filed a petition for a writ of certiorari with the Supreme Court of the United States, which was denied on October 7, 2019.
USD ICE LIBOR litigation
On August 30, 2019, in the consolidated putative class action brought in the SDNY alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants’ trading positions, defendants filed a motion to dismiss.
CHF LIBOR litigation
On September 16, 2019, in the putative class action alleging manipulation of Swiss Franc LIBOR to benefit defendants’ trading positions, the SDNY granted defendants’ motions to dismiss. On October 16, 2019, plaintiffs filed a notice of appeal.

SIBOR/SOR litigation
On August 26, 2019, in the civil putative class action litigation alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) to benefit defendants’ trading positions, plaintiff filed a notice of appeal.
Foreign exchange litigation
On September 3, 2019, in the consolidated action relating to the alleged manipulation of foreign exchange rates, the SDNY denied plaintiffs’ motion for certification of a Rule 23(b)(3) damages class, ruling that proof of both injury and damages must proceed on an individual basis, but granted certification as to two threshold issues concerning the alleged conspiracy. The SDNY also denied plaintiffs’ motion for certification of a second proposed class in its entirety.
On September 6, 2019, in the civil action filed on November 13, 2018 in the SDNY, plaintiffs voluntarily dismissed Credit Suisse International. The claims against Credit Suisse AG and CSS LLC remain pending.
SSA bonds litigation
On September 30, 2019, in the consolidated class action litigation relating to supranational, sub-sovereign and agency (SSA) bonds, the SDNY granted defendants’ motion to dismiss for lack of personal jurisdiction and improper venue. The court indicated that it will further address defendants’ motion to dismiss for failure to state a claim.
Mexican government bonds litigation
On September 30, 2019, in the consolidated class action litigation alleging a conspiracy among dealer banks to manipulate the Mexican government bond market, the SDNY granted defendants’ motion to dismiss.
Government-sponsored entity bonds litigation
On August 29, 2019, in the consolidated putative class action brought in the SDNY alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities, the SDNY granted defendants’ motion to dismiss, but granted plaintiffs leave to amend. On September 10, 2019, plaintiffs filed a third consolidated amended complaint. On September 17, 2019, defendants filed a motion to dismiss certain aspects of the complaint, which was denied on October 15, 2019.
Credit Suisse AG and CSS LLC, along with other financial institutions, have been named in two civil actions in the US District Court for the Middle District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities: one action brought by the Louisiana Attorney General on behalf of the State of Louisiana on September 23, 2019 and one action brought by the City of Baton Rouge on October 21, 2019.
OTC trading cases
On July 30, 2019, in the civil action filed in the SDNY by Tera Group, Inc. and related entities alleging violations of antitrust law by credit default swap dealers, the SDNY granted in part and denied in part defendants’ motion to dismiss.
On August 6, 2019, in one of the civil actions filed in the SDNY by a purported successor in interest to a trading platform for stock loans that sought to enter the market, the SDNY granted defendants’ motion to dismiss and entered judgment in favor of the defendants. On September 3, 2019, plaintiff filed a motion to amend the judgment to permit plaintiff to file an amended complaint or, in the alternative, to dismiss certain claims without prejudice. On September 10, 2019, the SDNY denied in part plaintiff’s motion to amend the judgment but ordered additional briefing on whether certain claims should be dismissed without prejudice.
ATA litigation
On September 16, 2019, the Eastern District of New York granted defendants’ motion to dismiss the case filed on November 10, 2014, and directed that the case be closed. Plaintiffs have moved for partial reconsideration of portions of the dismissal that do not relate to Credit Suisse.
Customer account matters
Several parties have appealed the June 26, 2019 decision of the Criminal Court of Appeals of Geneva that upheld the judgment against the former relationship manager to the Swiss Federal Supreme Court.
Mozambique matter
On September 6, 2019, the third former Credit Suisse employee indicted by the United States Attorney for the Eastern District of New York pleaded guilty to accepting improper personal benefit in connection with financing transactions carried out with two Mozambique state enterprises, ProIndicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM). Credit Suisse continues to cooperate with, and respond to requests from, regulatory and enforcement authorities in connection with these transactions.
Separately, certain Credit Suisse entities are defending civil proceedings brought by the Republic of Mozambique in the English High Court. The Republic of Mozambique seeks a declaration that the sovereign guarantee issued in connection with the ProIndicus loan syndication arranged and funded, in part, by a Credit Suisse subsidiary is void and also seeks unspecified damages alleged to have arisen in connection with the transactions involving ProIndicus and EMATUM, and a transaction in which Credit Suisse had no involvement with Mozambique Asset Management S.A.

ETN-related litigation
On September 25, 2019, in the consolidated action in the SDNY brought by a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. On October 18, 2019, plaintiffs filed a notice of appeal.
On August 22, 2019, in the individual civil action in the Northern District of Alabama asserting similar claims as those alleged in the consolidated New York action, the court granted in part and denied in part defendants’ motion to dismiss.
On August 20, 2019, in the civil action in the SDNY brought by a putative class of purchasers of VelocityShares Daily Inverse VIX Medium Term Exchange Traded Notes linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030 (ZIV ETNs), plaintiffs filed an amended complaint. On October 21, 2019, defendants filed a motion to dismiss.
Bulgarian former clients matter
Credit Suisse AG has been responding to an investigation by the Swiss Office of the Attorney General concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who are alleged to have laundered funds through Credit Suisse AG accounts. Credit Suisse AG believes its diligence and controls complied with applicable legal requirements, and intends to defend itself vigorously.
34 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 3Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,209	4,119		5,328	334		(333)	5,329
Interest expense	(1,181)	(2,360)		(3,541)	(342)		336	(3,547)
Net interest income	28	1,759		1,787	(8)		3	1,782
Commissions and fees	816	1,938		2,754	6		(6)	2,754
Trading revenues	54	74		128	(4)		25	149
Other revenues	476	224		700	904	[2]	(963)	641
Net revenues	1,374	3,995		5,369	898		(941)	5,326
Provision for credit losses	1	71		72	0		0	72
Compensation and benefits	645	1,509		2,154	25		204	2,383
General and administrative expenses	535	1,248		1,783	(8)		(371)	1,404
Commission expenses	55	270		325	0		0	325
Total other operating expenses	590	1,518		2,108	(8)		(371)	1,729
Total operating expenses	1,235	3,027		4,262	17		(167)	4,112
Income/(loss) before taxes	138	897		1,035	881		(774)	1,142
Income tax expense/(benefit)	(2)	229		227	0		29	256
Net income/(loss)	140	668		808	881		(803)	886
Net income/(loss) attributable to noncontrolling interests	2	6		8	0		(3)	5
Net income/(loss) attributable to shareholders	138	662		800	881		(800)	881
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 3Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	140	668		808	881	(803)	886
Gains/(losses) on cash flow hedges	0	1		1	17	0	18
Foreign currency translation	326	(83)		243	(17)	4	230
Unrealized gains/(losses) on securities	0	9		9	0	0	9
Actuarial gains/(losses)	5	120		125	0	58	183
Net prior service credit/(cost)	0	1		1	0	(34)	(33)
Gains/(losses) on liabilities related to credit risk	16	357		373	4	4	381
Other comprehensive income/(loss), net of tax	347	405		752	4	32	788
Comprehensive income/(loss)	487	1,073		1,560	885	(771)	1,674
Comprehensive income/(loss) attributable to noncontrolling interests	4	21		25	0	(16)	9
Comprehensive income/(loss) attributable to shareholders	483	1,052		1,535	885	(755)	1,665
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 3Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,074	3,487		4,561	258		(261)	4,558
Interest expense	(1,058)	(2,052)		(3,110)	(271)		242	(3,139)
Net interest income	16	1,435		1,451	(13)		(19)	1,419
Commissions and fees	910	1,874		2,784	6		31	2,821
Trading revenues	136	227		363	6		14	383
Other revenues	670	(387)		283	440	[2]	(458)	265
Net revenues	1,732	3,149		4,881	439		(432)	4,888
Provision for credit losses	(3)	68		65	0		0	65
Compensation and benefits	685	1,519		2,204	20		170	2,394
General and administrative expenses	508	1,105		1,613	(4)		(308)	1,301
Commission expenses	51	235		286	0		0	286
Restructuring expenses	93	67		160	0		11	171
Total other operating expenses	652	1,407		2,059	(4)		(297)	1,758
Total operating expenses	1,337	2,926		4,263	16		(127)	4,152
Income/(loss) before taxes	398	155		553	423		(305)	671
Income tax expense/(benefit)	84	176		260	(1)		2	261
Net income/(loss)	314	(21)		293	424		(307)	410
Net income/(loss) attributable to noncontrolling interests	0	(12)		(12)	0		(2)	(14)
Net income/(loss) attributable to shareholders	314	(9)		305	424		(305)	424
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 3Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	314	(21)		293	424	(307)	410
Gains/(losses) on cash flow hedges	0	4		4	(1)	0	3
Foreign currency translation	(241)	(267)		(508)	(2)	(3)	(513)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	1	(4)
Actuarial gains/(losses)	0	5		5	0	53	58
Net prior service credit/(cost)	0	0		0	0	(25)	(25)
Gains/(losses) on liabilities related to credit risk	(23)	(740)		(763)	(36)	(26)	(825)
Other comprehensive income/(loss), net of tax	(264)	(1,003)		(1,267)	(39)	0	(1,306)
Comprehensive income/(loss)	50	(1,024)		(974)	385	(307)	(896)
Comprehensive income/(loss) attributable to noncontrolling interests	(2)	(22)		(24)	0	8	(16)
Comprehensive income/(loss) attributable to shareholders	52	(1,002)		(950)	385	(315)	(880)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,223	12,581		15,804	945		(949)	15,800
Interest expense	(3,339)	(7,123)		(10,462)	(977)		954	(10,485)
Net interest income	(116)	5,458		5,342	(32)		5	5,315
Commissions and fees	2,432	5,805		8,237	17		39	8,293
Trading revenues	480	735		1,215	(68)		24	1,171
Other revenues	1,472	214		1,686	2,701	[2]	(2,872)	1,515
Net revenues	4,268	12,212		16,480	2,618		(2,804)	16,294
Provision for credit losses	10	168		178	0		0	178
Compensation and benefits	2,075	4,688		6,763	73		610	7,446
General and administrative expenses	1,443	3,848		5,291	(22)		(1,057)	4,212
Commission expenses	150	802		952	0		0	952
Total other operating expenses	1,593	4,650		6,243	(22)		(1,057)	5,164
Total operating expenses	3,668	9,338		13,006	51		(447)	12,610
Income/(loss) before taxes	590	2,706		3,296	2,567		(2,357)	3,506
Income tax expense	178	750		928	0		6	934
Net income/(loss)	412	1,956		2,368	2,567		(2,363)	2,572
Net income/(loss) attributable to noncontrolling interests	5	10		15	0		(10)	5
Net income/(loss) attributable to shareholders	407	1,946		2,353	2,567		(2,353)	2,567
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	412	1,956		2,368	2,567	(2,363)	2,572
Gains/(losses) on cash flow hedges	0	94		94	14	(1)	107
Foreign currency translation	179	(327)		(148)	(15)	0	(163)
Unrealized gains/(losses) on securities	0	36		36	0	(1)	35
Actuarial gains/(losses)	11	122		133	0	496	629
Net prior service credit/(cost)	0	1		1	0	248	249
Gains/(losses) on liabilities related to credit risk	(37)	(828)		(865)	(44)	(62)	(971)
Other comprehensive income/(loss), net of tax	153	(902)		(749)	(45)	680	(114)
Comprehensive income/(loss)	565	1,054		1,619	2,522	(1,683)	2,458
Comprehensive income/(loss) attributable to noncontrolling interests	6	19		25	0	(17)	8
Comprehensive income/(loss) attributable to shareholders	559	1,035		1,594	2,522	(1,666)	2,450
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,070	11,037		14,107	642		(650)	14,099
Interest expense	(3,128)	(6,285)		(9,413)	(681)		592	(9,502)
Net interest income	(58)	4,752		4,694	(39)		(58)	4,597
Commissions and fees	2,737	6,173		8,910	20		96	9,026
Trading revenues	597	814		1,411	15		63	1,489
Other revenues	1,396	(334)		1,062	1,815	[2]	(1,870)	1,007
Net revenues	4,672	11,405		16,077	1,811		(1,769)	16,119
Provision for credit losses	(2)	188		186	0		0	186
Compensation and benefits	2,129	4,776		6,905	52		522	7,479
General and administrative expenses	1,389	3,782		5,171	(6)		(936)	4,229
Commission expenses	175	783		958	0		0	958
Restructuring expenses	242	175		417	0		73	490
Total other operating expenses	1,806	4,740		6,546	(6)		(863)	5,677
Total operating expenses	3,935	9,516		13,451	46		(341)	13,156
Income/(loss) before taxes	739	1,701		2,440	1,765		(1,428)	2,777
Income tax expense	147	742		889	0		132	1,021
Net income/(loss)	592	959		1,551	1,765		(1,560)	1,756
Net income/(loss) attributable to noncontrolling interests	4	(7)		(3)	0		(6)	(9)
Net income/(loss) attributable to shareholders	588	966		1,554	1,765		(1,554)	1,765
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	592	959		1,551	1,765	(1,560)	1,756
Gains/(losses) on cash flow hedges	0	(39)		(39)	(1)	0	(40)
Foreign currency translation	(5)	(441)		(446)	(1)	(3)	(450)
Unrealized gains/(losses) on securities	0	(18)		(18)	0	0	(18)
Actuarial gains/(losses)	6	14		20	0	191	211
Net prior service credit/(cost)	0	0		0	0	(85)	(85)
Gains/(losses) on liabilities related to credit risk	0	228		228	41	58	327
Other comprehensive income/(loss), net of tax	1	(256)		(255)	39	161	(55)
Comprehensive income/(loss)	593	703		1,296	1,804	(1,399)	1,701
Comprehensive income/(loss) attributable to noncontrolling interests	3	(11)		(8)	0	(7)	(15)
Comprehensive income/(loss) attributable to shareholders	590	714		1,304	1,804	(1,392)	1,716
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,834	92,149		94,983	299	461	95,743
Interest-bearing deposits with banks	10	699		709	503	(435)	777
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	31,301	81,423		112,724	0	0	112,724
Securities received as collateral	2,586	36,091		38,677	0	0	38,677
Trading assets	35,295	122,575		157,870	0	(127)	157,743
Investment securities	0	998		998	34,122	(34,121)	999
Other investments	712	4,613		5,325	50,836	(50,803)	5,358
Net loans	12,309	293,099		305,408	0	(6,938)	298,470
Goodwill	735	3,311		4,046	0	714	4,760
Other intangible assets	203	16		219	0	0	219
Brokerage receivables	17,638	21,646		39,284	0	0	39,284
Other assets	12,134	26,244		38,378	559	2,229	41,166
Total assets	115,757	682,864		798,621	86,319	(89,020)	795,920
Liabilities and equity (CHF million)
Due to banks	87	19,982		20,069	1,898	(1,892)	20,075
Customer deposits	1	376,198		376,199	0	(1,327)	374,872
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,367	18,665		24,032	0	(108)	23,924
Obligation to return securities received as collateral	2,586	36,091		38,677	0	0	38,677
Trading liabilities	9,552	34,317		43,869	0	(11)	43,858
Short-term borrowings	9,033	17,616		26,649	0	(498)	26,151
Long-term debt	42,783	115,378		158,161	38,878	(37,924)	159,115
Brokerage payables	19,805	13,740		33,545	0	0	33,545
Other liabilities	9,983	19,613		29,596	393	410	30,399
Total liabilities	99,197	651,600		750,797	41,169	(41,350)	750,616
Total shareholders' equity	16,496	30,562		47,058	45,150	(47,058)	45,150
Noncontrolling interests	64	702		766	0	(612)	154
Total equity	16,560	31,264		47,824	45,150	(47,670)	45,304

Total liabilities and equity	115,757	682,864		798,621	86,319	(89,020)	795,920
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,540	96,774		99,314	324	409	100,047
Interest-bearing deposits with banks	22	1,052		1,074	498	(430)	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,640	81,455		117,095	0	0	117,095
Securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading assets	29,341	104,518		133,859	0	(224)	133,635
Investment securities	0	1,477		1,477	23,456	(23,454)	1,479
Other investments	826	3,998		4,824	48,030	(47,964)	4,890
Net loans	12,263	280,612		292,875	0	(5,294)	287,581
Goodwill	727	3,329		4,056	0	710	4,766
Other intangible assets	200	19		219	0	0	219
Brokerage receivables	20,772	18,135		38,907	0	0	38,907
Other assets	12,967	23,706		36,673	547	239	37,459
Total assets	120,049	652,020		772,069	72,855	(76,008)	768,916
Liabilities and equity (CHF million)
Due to banks	59	15,161		15,220	1,364	(1,364)	15,220
Customer deposits	0	365,263		365,263	0	(1,338)	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,296	18,327		24,623	0	0	24,623
Obligation to return securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading liabilities	8,693	33,478		42,171	0	(2)	42,169
Short-term borrowings	9,679	12,740		22,419	0	(493)	21,926
Long-term debt	47,074	106,359		153,433	27,112	(26,237)	154,308
Brokerage payables	17,452	13,471		30,923	0	0	30,923
Other liabilities	9,995	20,332		30,327	457	(677)	30,107
Total liabilities	103,999	622,076		726,075	28,933	(30,111)	724,897
Total shareholders' equity	15,971	29,325		45,296	43,922	(45,296)	43,922
Noncontrolling interests	79	619		698	0	(601)	97
Total equity	16,050	29,944		45,994	43,922	(45,897)	44,019

Total liabilities and equity	120,049	652,020		772,069	72,855	(76,008)	768,916
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
ATA	US Anti-Terrorism Act
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CDX	Credit default swap index
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
COO	Chief Operating Officer
CP	Commercial paper
CPR	Constant prepayment rate
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
ICE	Intercontinental Currency Exchange
IPO	Initial public offering
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OIS	Overnight Indexed Swap
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court of the State of New York
SDNY	US District Court for the Southern District of New York
SEI	Significant economic interest
SNB	Swiss National Bank
SOFR	Secured Overnight Financing Rate
SPE	Special purpose entity
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	9M19	2018		2017		2016
Share price (common shares, CHF)
Average	12.02	15.17		15.11		13.71
Minimum	10.77	10.45		13.04		9.92
Maximum	13.81	18.61		17.84		21.31
End of period	12.235	10.80		17.40		14.61
Share price (American Depositary Shares, USD)
Average	12.05	15.50		15.35		13.88
Minimum	10.95	10.42		13.37		10.21
Maximum	13.60	19.98		18.02		21.36
End of period	12.21	10.86		17.85		14.31
Market capitalization
Market capitalization (CHF million)	31,273	27,605		44,475		30,533
Dividend per share (CHF)
Dividend per share	–	0.2625	[1]	0.25	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of October 29, 2019	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Positive
Rating and Investment Information	–	A	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A	Positive

Financial calendar and contacts
Financial calendar
Investor day 2019	Thursday, December 12, 2019
Fourth quarter results 2019	Thursday, February 13, 2020
Annual General Meeting	Thursday, April 30, 2020

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	3Q19	2Q19	4Q18	3Q18	3Q19	2Q19	3Q18	9M19	9M18
1 USD / CHF	1.00	0.98	0.99	0.98	0.99	1.00	0.98	1.00	0.97
1 EUR / CHF	1.09	1.11	1.13	1.13	1.10	1.13	1.14	1.12	1.16
1 GBP / CHF	1.23	1.24	1.26	1.27	1.22	1.29	1.28	1.27	1.31
100 JPY / CHF	0.92	0.91	0.89	0.86	0.92	0.91	0.88	0.91	0.89

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

Credit Suisse Annual Reporting Suite

Our 2018 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a Glance is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520144 English / 229006E